CIK 1496239



10012316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

IIB Luxembourg S.A.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Luxembourg
(Jurisdiction of Subject Company's Incorporation or Organization)

See Annex A
(Name of Person(s) Furnishing Form)

€200,000,000 9.00 per cent. Loan Participation Notes due 2010
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System, 111 Eighth Avenue, New York, NY 10011, (212) 894-8940
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 6, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a)

Annex	Description
B.	Consent Solicitation Statement dated July 6, 2010

(b)

Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the document filed as Annex B.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable

(2) Not applicable.

(3) Relevant powers of attorney are attached hereto in Annex C

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent on Form F-X was filed concurrently with the filing of this Form CB on July 7, 2010 by each entity on whose behalf this Form CB is filed.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)
Paul van Baarle, Director of IIB Luxembourg S.A.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)
Alexei Zlobin, Acting Chairman of the Management Board of The International Industrial Bank, Joint Stock Company
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)
Olga Mamykina, attorney of Crolite Estates S.A.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)
Ivan Khodakov, attorney of Fold Investment Holdings Group Ltd.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)
Igor Chistyakov, attorney of Gratton Investments Ltd.
(Name and Title)
July 7, 2010
(Date)

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)
Robert Jan Schol, Director of IIB Luxembourg S.A.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)
Alexei Zlobin, Acting Chairman of the Management Board of The International Industrial Bank, Joint Stock Company
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)
Olga Mamykina, attorney of Crolite Estates S.A.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)
Ivan Khodakov, attorney of Fold Investment Holdings Group Ltd.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)
Igor Chistyakov, attorney of Gratton Investments Ltd.
(Name and Title)
July 7, 2010
(Date)

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)
Robert Jan Schol, Director of IIB Luxembourg S.A.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)
Alexei Zlobin, Acting Chairman of the Management Board of The International Industrial Bank, Joint Stock Company
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)
Olga Mamykina, attorney of Crolite Estates S.A.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)
Ivan Khodakov, attorney of Fold Investment Holdings Group Ltd.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)
Igor Chistyakov, attorney of Gratton Investments Ltd.
(Name and Title)
July 7, 2010
(Date)

PART IV – SIGNATURES (CONTINUED)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)
Vladimir Andrianov, attorney of Bennington Global Ltd.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)
Galina Romantsova, attorney of Leron Services Corp.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)
Victor Geiman, attorney of Enniston Consultants Corp.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)
Irina Abramenkova, attorney of Nekta Holding Ltd.
(Name and Title)
July 7, 2010
(Date)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)
Nadezhda Kurova, attorney for Brunshaw Finance Ltd.
(Name and Title)
July 7, 2010
(Date)

PART IV – SIGNATURES

PART IV – SIGNATURES (CONTINUED)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)
Olga Chaschina, attorney for Roseport Capital Ltd.
(Name and Title)
July 7, 2010
(Date)

ANNEX A

This Form CB is furnished by the following entities:

IIB Luxembourg S.A.

The International Industrial Bank, Joint Stock Company

Crolite Estates S.A.

Fold Investment Holdings Group Ltd.

Gratton Investments Ltd.

Bennington Global Ltd.

Leron Services Corp.

Enniston Consultants Corp.

Nekta Holding Ltd.

Brunshaw Finance Ltd.

Roseport Capital Ltd.

ANNEX B

Consent Solicitation Memorandum dated July 6, 2010

IMPORTANT NOTICE

IMPORTANT: You must read the following disclaimer before continuing. The notice on this page applies to the Consent Solicitation Memorandum following this notice, whether received by email or otherwise received as a result of electronic communication and you are therefore advised to read this page carefully before reading, accessing or making any other use of the Consent Solicitation Memorandum. In reading, accessing or making any other use of the Consent Solicitation Memorandum, you agree to be bound by the terms and conditions on this page, including any modifications to them from time to time and any information you receive from us at any time.

THIS DOCUMENT (WHICH EXPRESSION WHEN USED IN THIS NOTICE INCLUDES THE CONSENT SOLICITATION MEMORANDUM) IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the contents of the Consent Solicitation Memorandum or the action you should take, you are recommended to seek your own financial advice, including in respect of any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the United Kingdom Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser.

Confirmation of your representations: You have been sent the Consent Solicitation Memorandum at your request. By receiving the attached Consent Solicitation Memorandum, you are deemed to have confirmed to Credit Suisse Securities (Europe) Limited (the "Solicitation Agent"), Nekta Holding Ltd, Enniston Consultants Corp, Roseport Capital Ltd, Brunshaw Finance Ltd, Bennington Global Ltd, Gratton Investments Ltd, Crolite Estates S.A., Leron Services Corp, and Fold Investment Holdings Group (together, the "Guarantors" and each, individually, a "Guarantor"), IIB Luxembourg S.A. (the "Issuer"), Lucid Issuer Services Limited (the "Information and Tabulation Agent"), BNY Corporate Trustee Services Limited (the "Trustee") and The International Industrial Bank, Joint Stock Company (the "Borrower") that:

(i) you are a Noteholder (as defined in the Consent Solicitation Memorandum);

(ii) you are not located or resident in the Republic of Italy, you received the Consent Solicitation Memorandum and any invitation to participate in the consent solicitation (the "Consent Solicitation") outside the Republic of Italy and you are not acting on behalf of investors located or resident in the Republic of Italy;

(iii) (a) the beneficial owner of the Notes is located outside the United States and is not a U.S. resident ("U.S. resident"), as determined for the purposes of the United States Investment Company Act of 1940 (the "Investment Company Act") and its vote on the Extraordinary Resolution will be submitted from outside the United States, (b) the beneficial owner of the Notes is located in the United States and is both a qualified institutional buyer ("QIB") within the meaning of Rule 144A under the United States Securities Act of 1933 (the "Securities Act") and a qualified purchaser ("QP") within the meaning of the Investment Company Act or (c) you have otherwise contacted the Information and Tabulation Agent to inform them that you are unable to make the representations in (a) and (b) of this paragraph (iii) and have provided them details of your location and investor status;

(iv) you are not a person to whom it is unlawful to send the Consent Solicitation Memorandum or to make the Consent Solicitation under any other applicable law or regulation;

(v) you consent to delivery of the Consent Solicitation Memorandum and any amendments or supplements thereto by electronic transmission to you; and

(vi) you have understood and agree to the terms set forth herein.

If you are unable to make such confirmations, you should contact the Information and Tabulation Agent at the earliest opportunity. The contact details of the Information and Tabulation Agent are set forth on the last page of this Consent Solicitation Memorandum.

Each person receiving this Consent Solicitation Memorandum is deemed to acknowledge to the Solicitation Agent that:

(i) no other materials will be provided or prepared in connection with the Proposal (as defined in this Consent Solicitation Memorandum) and that none of the Solicitation Agent, its subsidiaries, holding companies, associates, affiliates and their respective officers, directors, employees, representatives and agents (together the "Solicitation Agent's Affiliates"), the Issuer, the Guarantors or the Borrower has provided or will provide you with any other material regarding the Issuer, the Borrower, the Guarantors or the Proposal;

(ii) neither the Solicitation Agent nor any of the Solicitation Agent's Affiliates are responsible for the accuracy, completeness or adequacy of this Consent Solicitation Memorandum or any publicly available information regarding the Issuer, the Borrower, the Guarantors or the Proposal or the publication or announcement of such information, and that you will not hold the Solicitation Agent or any of the Solicitation Agent's Affiliates responsible for any inaccuracies or misstatements in or omissions from this Consent Solicitation Memorandum or such publicly available information;

(iii) you may not rely on, and have not relied on, any investigation or due diligence that the Solicitation Agent or any of the Solicitation Agent's Affiliates or any person acting on its or their behalf may have conducted regarding the Issuer, the Borrower, the Guarantors or the Proposal, and further agree and acknowledge that the Solicitation Agent and the Solicitation Agent's Affiliates are not obliged to undertake to perform any such investigation or due diligence;

(iv) you are a highly sophisticated investor with extensive knowledge and experience in financial and business matters and expertise in assessing credit, investment and all other relevant risks related to the Proposal and you are capable of evaluating independently, and will evaluate independently, and conduct an in-depth detailed analysis of, the merits and risks of the Proposal (including, without limitation, risks related to the Issuer, the Borrower and the Guarantors) and those associated with how you will vote in respect of the Proposal. In this regard, you represent and warrant to the Solicitation Agent and any of the Solicitation Agent's Affiliates that your decision to vote in favour of or against the Proposal, or to abstain from voting, will be made on the basis of your own judgment and due diligence and upon receiving such advice from such advisers as you deem necessary and not upon any view expressed by or on behalf of the Solicitation Agent and the Solicitation Agent's Affiliates; and

(v) in connection with your decision to vote in favour of or against the Proposal, neither the Solicitation Agent nor any of the Solicitation Agent's Affiliates are acting for you and will not be responsible to you for the protections afforded to their respective customers or for providing advice in relation to the Proposal and none of them shall have any responsibility or liability for your decision to vote in favour of or against the Proposal. In particular, the Solicitation Agent and the Solicitation Agent's Affiliates have not made any warranty, representation or recommendation to you as to the merits of the Proposal or as to the condition, financial or otherwise, of the Issuer, the Borrower or the Guarantors.

You should be aware that the Issuer, the Borrower and the Guarantors may purchase Notes in the open market or in privately negotiated purchases. The Issuer, the Borrower and the Guarantors may be relying on exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder ("Rule 802") and, accordingly, neither the Consent Solicitation nor any offer of Notes nor the Guarantees have been or will be registered with the U.S. Securities and Exchange Commission (the "SEC"). Neither the Notes nor the Guarantees have been or will be registered under the Securities Act or the securities law of any state or jurisdiction of the United States.

The Issuer has not registered and will not register as an investment company under the Investment Company Act.

The Consent Solicitation is made for the securities of a non-U.S. company. The Consent Solicitation is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since the Issuer, the Guarantors and the Borrower and all of their respective officers and directors are residents of a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the United States securities laws. It may be difficult to compel a non-U.S. company, to subject themselves to a United States court's judgment.

You should be aware that the Issuer and the Borrower may purchase securities in the open market or in privately negotiated purchases.

THIS CONSENT SOLICITATION MEMORANDUM AND THE ATTACHED DOCUMENTS HAVE NOT BEEN FILED WITH OR REVIEWED BY ANY SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY COUNTRY, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CONSENT SOLICITATION MEMORANDUM, EXCEPT THAT THE ISSUER HAS FURNISHED OR WILL FURNISH THIS CONSENT SOLICITATION MEMORANDUM AND THE ATTACHED DOCUMENTS (I) TO THE SEC AS REQUIRED BY RULE 802 AND (II) TO THE COMPETENT AUTHORITIES AS REQUIRED BY THE DIRECTIVE 2004/109/EC (THE "TRANSPARENCY DIRECTIVE") AND LUXEMBOURG LAW OF 11 JANUARY 2008 ON TRANSPORTING REQUIREMENTS RELATING TO INFORMATION ON ISSUERS WHOSE SECURITIES ARE ADMITTED TO TRADING ON A REGULATED MARKET (THE "LUXEMBOURG TRANSPARENCY LAW"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE IN THAT COUNTRY.

Information contained in this Consent Solicitation Memorandum in respect of the Proposal does not constitute an advertisement or "offering" of the Notes in the Russian Federation and must not be passed on to third parties or otherwise be made publicly available in the Russian Federation. The Notes have not been and will not be registered in the Russian Federation and are not eligible for placement and circulation in the Russian Federation, unless, and to the extent, otherwise permitted by Russian law.

You are reminded that the attached Consent Solicitation Memorandum has been delivered to you on the basis that you are a person into whose possession this Consent Solicitation Memorandum may lawfully be delivered in accordance with the laws of the jurisdiction in which you are located and/or resident and you may not, nor are you authorised to, deliver this Consent Solicitation Memorandum, electronically or otherwise, to any other person.

The distribution of this Consent Solicitation Memorandum in certain jurisdictions may be restricted by law and persons into whose possession this Consent Solicitation Memorandum comes are requested to inform themselves about, and to observe, any such restrictions. No action has been or will be taken in any jurisdiction in relation to the Consent Solicitation that would permit a public offering of securities.

The materials relating to the Consent Solicitation do not constitute, and may not be used in connection with, an offer or consent solicitation in any place where offers or consent solicitations are not permitted by law.

This document has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic communication and consequently

none of the Solicitation Agent, the Information and Tabulation Agent, the Issuer, the Borrower, the Guarantors or the Trustee, or any person who controls such person, or, in each case, any director, officer, employee or agent of any such person or any affiliate of any such person, accepts any liability or responsibility whatsoever in respect of any differences or discrepancies between this Consent Solicitation Memorandum distributed to you in electronic format and the hard copy version available to you on request from the Information and Tabulation Agent.

This Consent Solicitation Memorandum shall comply with the Transparency Directive and the Luxembourg Transparency Law.

THIS CONSENT SOLICITATION MEMORANDUM MAY NOT BE DOWNLOADED, FORWARDED OR DISTRIBUTED, IN WHOLE OR IN PART, TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER AND, IN PARTICULAR, SHOULD NOT BE FORWARDED TO ANY PERSON LOCATED OUTSIDE THE UNITED STATES, U.S. RESIDENT OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR THE REPUBLIC OF ITALY. ANY DOWNLOADING, FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT, IN WHOLE OR IN PART, IS UNAUTHORISED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE APPLICABLE LAWS AND REGULATIONS OF THE UNITED STATES, THE REPUBLIC OF ITALY OR OTHER JURISDICTIONS.

THE PROPOSAL MADE BY THE BORROWER, WHICH RELATES TO THE MEETING OF NOTEHOLDERS BEING CONVENED BY THE BORROWER, IS NOT BEING MADE AND WILL NOT BE MADE IN OR INTO THE REPUBLIC OF ITALY. NEITHER THIS CONSENT SOLICITATION MEMORANDUM NOR ANY OTHER DOCUMENT RELATING TO THE MEETING OF NOTEHOLDERS HAS BEEN PREPARED FOR PURPOSES OF ANY SOLICITATION OR OFFER TO PURCHASE NOTES IN THE REPUBLIC OF ITALY, AND THIS CONSENT SOLICITATION MEMORANDUM AND SUCH OTHER DOCUMENTS MAY NOT BE DISTRIBUTED OR MADE AVAILABLE IN THE REPUBLIC OF ITALY FOR SUCH PURPOSE. NEITHER THIS CONSENT SOLICITATION MEMORANDUM NOR ANY OTHER DOCUMENT RELATING TO THE MEETING OF NOTEHOLDERS HAS BEEN SUBMITTED TO THE CLEARANCE PROCEDURE OF THE COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA ("CONSOB") PURSUANT TO ITALIAN LAWS AND REGULATIONS.

NOTEHOLDERS SHOULD BE AWARE OF AND CONSIDER THE PRESS RELEASE PUBLISHED ON 6 JULY 2010 BY THE BORROWER WHICH PROVIDES CERTAIN INFORMATION RELATING TO THE BUSINESS OF THE BORROWER AND ITS LIQUIDITY POSITION.

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY

CONSENT SOLICITATION MEMORANDUM dated 6 July 2010

Solicitation Memorandum relating to the Proposal by


IIB

INTERNATIONAL INDUSTRIAL BANK

THE INTERNATIONAL INDUSTRIAL BANK, JOINT STOCK COMPANY

(the "Borrower")

with respect to the

€200,000,000 9.0 per cent. LOAN PARTICIPATION NOTES DUE 2010

(the "Notes")

issued by, but with limited recourse to,

IIB LUXEMBOURG S.A.

(the "Issuer")

for the sole purpose of financing a loan to the Borrower

ISIN: XS0309114311

Common Code: 030911431

The Borrower is inviting holders of the Notes (together the "Noteholders", as further defined in the section entitled "Additional Important Information") to approve, on the terms and subject to the conditions set forth in this Consent Solicitation Memorandum, by Extraordinary Resolution (as defined below), a proposal (the "Proposal"), as described in this Consent Solicitation Memorandum (the "Consent Solicitation Memorandum") under "The Summary of the Proposal". The Issuer has confirmed to the Borrower that if the Extraordinary Resolution is passed at the Meeting (as defined below) which complies with the quorum and voting requirements set forth in the Notice of Meeting (as defined below) and the Acceptance Conditions (as defined below) are satisfied on or before the Cut-Off Date (as defined below), it will implement the Extraordinary Resolution.

The Borrower is calling the Meeting (defined below) to consider passing the Proposal by Extraordinary Resolution and has issued the notice convening the Meeting in the form set forth in Exhibit A of this Consent Solicitation Memorandum (the "Notice of Meeting"). BNY Corporate Trustee Services Limited (the "Trustee") has not been involved in the formulation of the Proposal and does not accept any responsibility or liability for the sufficiency or adequacy of the Proposal or the legality, validity or enforceability of the Proposal or the Proposal Documents (as defined below — see "Terms and Conditions of the Consent Solicitation — 9. Documents Available") or the Notes. None of the Issuer, the Trustee, Credit Suisse Securities (Europe) Limited (the "Solicitation Agent") or Lucid Issuer Services Limited (the "Information and Tabulation Agent") nor any of their affiliates makes any recommendation to Noteholders as to whether or not to agree to the Proposal and to vote in favour of the Extraordinary Resolution.

Each Noteholder from whom a valid Electronic Voting Instruction (as defined below, and which expression includes the Status Confirmation described in "Terms and Conditions of the Consent Solicitation — 4. How to Consent") in favour of the Extraordinary Resolution (and instructing the Principal Paying Agent to appoint the Information and Tabulation Agent as proxy to vote on the Extraordinary Resolution in respect of all the Noteholder's Notes included in an Electronic Voting Instruction) is received by the Information and Tabulation Agent on or before the Early Expiration Deadline (which is expected to be 17:00 hours Central European Time on 14 July 2010, unless extended as provided herein (the "Early

Expiration Deadline")) and is not revoked (the "Early Consent Instruction") will, if the Extraordinary Resolution is passed at the Meeting (as defined below) and the Acceptance Conditions (as defined below) are satisfied on or before 17:00 hours Central European Time on the 7th business day following the date on which the Meeting is held at which the Extraordinary Resolution is passed (the "Cut-Off Date"), be eligible to receive €50 per €1,000 of the principal amount of the Notes which are the subject of the Electronic Voting Instruction (the "Early Instruction Fee") as consideration for the Noteholder's delivery of valid Electronic Voting Instructions in favour of the Extraordinary Resolution. Noteholders who do not deliver a valid Early Consent Instruction or who revoke such Early Consent Instruction before the Final Electronic Voting Deadline or who otherwise make arrangements to vote or abstain from voting at the Meeting will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, not receive the Early Instruction Fee.

Noteholders who receive this Consent Solicitation Memorandum and who deliver Electronic Voting Instructions will be deemed to make the Status Confirmation (as defined below) on submission of such Electronic Voting Instruction. See "Terms and Conditions of the Consent Solicitation — 4. How to Consent" below. **Noteholders who are unable to make such confirmations should contact the Information and Tabulation Agent at the earliest opportunity. The contact details of the Information and Tabulation Agent are set forth on the last page of this Consent Solicitation Memorandum.**

The effectiveness of the Proposal is conditional upon (i) an extraordinary resolution (the "Extraordinary Resolution") having been duly passed at a duly convened and quorate meeting of the Noteholders to be held on 21 July 2010 at 11:00 hours Central European Time (10:00 hours London time) at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London EC2V 5EH, England (including any adjourned meeting, the "Meeting") (such date of approval, the "Approval Date") and (ii) the conditions set forth below under "Terms and Conditions of the Consent Solicitation — 3. Acceptance Conditions" (the "Acceptance Conditions") having been satisfied on or before the Cut-Off Date and the date on which all such requirements for effectiveness are met shall be referred to as the "Effective Date".

A notice convening the Meeting (the "Notice") at which the Extraordinary Resolution to approve the Proposal will be considered and, if thought fit, passed will be given to Noteholders in accordance with the terms and conditions of the Notes (the "Conditions") and the Trust Deed (as defined below), and will be given (i) by the issue of a press release to a recognised financial news service in London and Luxembourg (such as Reuters or Bloomberg), (ii) by delivery of notices to the Clearing Systems for communication to Direct Participants (as defined under "Additional Important Information") (iii) through the website of the Irish Stock Exchange (www.ise.ie) and (iv) in accordance with the Transparency Directive and the Luxembourg Transparency Law. The form of such Notice is set forth in this Consent Solicitation Memorandum. See "Exhibit A — Form of Notice of Meeting".

The relevant provisions governing the convening and holding of the Meeting (the "Meetings Provisions") are set forth in Schedule 4 to the Trust Deed dated 5 July 2007 (the "Trust Deed") between the Issuer and the Trustee and regulations prescribed by the Trustee thereunder. A copy of the Trust Deed is available for inspection from the Information and Tabulation Agent. See "Terms and Conditions of the Consent Solicitation — 9. Documents Available". Every question submitted to the Meeting will be decided on a poll, with every person who is so present having one vote in respect of each €1,000 in principal amount of each Note so held or owned or in respect of which he is a proxy or a representative or the holder of a voting certificate. In order for the Extraordinary Resolution to be approved at the Meeting, the required quorum must be present, being one or more persons present holding Notes or being proxies or representatives and holding or representing not less than two-thirds of the principal amount of the Notes for the time being outstanding, and the Extraordinary Resolution must be passed by the affirmative vote of holders of outstanding Notes present in person, or being proxies or representatives owning in the aggregate not less than two-thirds in principal amount of the outstanding Notes owned by the holders so present, or proxies or representatives at the Meeting. If, within half an hour of the time appointed for the Meeting, a quorum is not present, the Meeting shall be adjourned for a period being not less than 14 days nor more than 42 days. At least 10 days' notice of adjourned Meeting must be given in the same manner as for the original Meeting and such notice shall state the quorum required at adjourned Meeting. The quorum at any adjourned Meeting will be one or more persons present holding Notes or being proxies or representatives and holding or representing not less than one-quarter of the aggregate principal amount of the Notes for the time being outstanding. See "Terms and Conditions of the Consent Solicitation" and "Exhibit A — Form of Notice of Meeting — Voting and Quorum".

Notwithstanding anything to the contrary set forth in this Consent Solicitation Memorandum, the Borrower reserves the right in its sole discretion at any time prior to the Final Electronic Voting Deadline to: (i) extend the Early Expiration Deadline; (ii) amend the terms of the Consent Solicitation in any respect, provided that such amendment is not, in the opinion of the Trustee, materially prejudicial to Noteholders; or (iii) modify the form or amount of the Early Instruction Fee. In addition, the Borrower reserves the right at any time up to and including the time of the Meeting to terminate or withdraw the Consent Solicitation or the Proposal, including where the Borrower in its sole discretion, determines that any vote received from any person who is a U.S. resident or who is located in the United States would be necessary for the passage of the Extraordinary Resolution or where it believes that proceeding may violate U.S. federal or state securities laws or the laws of any other jurisdiction. See "Terms and Conditions of the Consent Solicitation — 6. Extension and Subsequent Solicitations" and "Terms and Conditions of the Consent Solicitation — 7. Termination and Amendment".

Under the terms of the consent solicitation set out in this Consent Solicitation Memorandum (being the "Consent Solicitation"), a delivery of an Electronic Voting Instruction may be revoked by the relevant Noteholder at any time prior to the Final Electronic Voting Deadline. See "Terms and Conditions of the Consent Solicitation — 5. Revocation of Electronic Voting Instruction". However, if a Noteholder who has submitted a valid Early Consent Instruction revokes such Early Consent Instruction before the Final Electronic Voting Deadline, such Noteholder will not, even if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, receive the Early Instruction Fee.

Noteholders who do not wish to attend the Meeting but who wish to submit an Electronic Voting Instruction must take action in accordance with the procedures for voting set out in the Notice of Meeting prior to the Final Electronic Voting Deadline.

In relation to the delivery or revocation of Electronic Voting Instructions through the Clearing Systems, Noteholders holding Notes in Euroclear or Clearstream, Luxembourg should note the particular practice of the relevant Clearing System, including any earlier deadlines set by such Clearing System.

Noteholders are urged to deliver valid Electronic Voting Instructions through the Clearing Systems in accordance with the procedures of, and within the time limit specified by, the Clearing Systems for receipt by the Information and Tabulation Agent, prior to the Early Expiration Deadline, and in any event no later than the Final Electronic Voting Deadline.

Noteholders should note that Electronic Voting Instructions given in respect of the Meeting shall remain valid for any adjourned Meeting unless validly revoked.

If the Extraordinary Resolution becomes effective, each present and future holder of the Notes will be bound by the Extraordinary Resolution, whether or not such Noteholder delivered an Electronic Voting Instruction or otherwise made arrangements to vote or attend the Meeting in respect of the Extraordinary Resolution and whether or not such Noteholder voted for or against the Extraordinary Resolution.

This Consent Solicitation Memorandum is only issued to and directed at Noteholders for the purposes of the Proposal. No other person may rely upon its contents, and it should not be relied upon by Noteholders for any other purpose.

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Consent Solicitation or the Proposal as presented to the Noteholders in this Consent Solicitation Memorandum (which it was not involved in formulating or negotiating) or any view as to whether the Noteholders, whether individually or as a class, would be acting in their best interests in voting for or against the Extraordinary Resolution. The Trustee has not been involved in formulating the Consent Solicitation or the Proposal and makes no representation that all relevant information has been disclosed to Noteholders in this Consent Solicitation Memorandum and/or the Notice. The Trustee has not verified any of the statements contained in this Consent Solicitation Memorandum or the Notice of Meeting.

The Solicitation Agent and any of its respective affiliates may, to the extent permitted by applicable law, have or hold a position in the Notes and make, or continue to make, a market in, or act as principal in any transactions in, or relating to, or otherwise act in relation to, the Notes. The Solicitation Agent may also (i) deliver Electronic Voting Instructions or attend and vote at the Meeting or otherwise make arrangements to be represented at the Meeting for its own account and (ii) deliver Electronic Voting Instructions or attend and vote at the Meeting or otherwise make arrangements to be represented at the Meeting on behalf of other Noteholders.

CREDIT SUISSE SECURITIES (EUROPE) LIMITED HAS BEEN RETAINED AS SOLICITATION AGENT IN CONNECTION WITH THE CONSENT SOLICITATION FOR, AND THE PROPOSAL MADE TO, IN EACH CASE, NOTEHOLDERS LOCATED OUTSIDE THE UNITED STATES AND NOT RESIDENT IN THE UNITED STATES. THE SOLICITATION AGENT WILL NOT SOLICIT VOTES ON THE PROPOSAL FROM ANY NOTEHOLDERS RESIDENT OR LOCATED IN THE UNITED STATES. ANY U.S. RESIDENT NOTEHOLDER OR NOTEHOLDER LOCATED IN THE UNITED STATES SHOULD CONTACT THE INFORMATION AND TABULATION AGENT DIRECTLY FOR ANY INFORMATION RELATED TO THE PROPOSAL OR THE CONSENT SOLICITATION.

TABLE OF CONTENTS

CERTAIN IMPORTANT INFORMATION

The Issuer, each of Nekta Holding Ltd, Enniston Consultants Corp, Roseport Capital Ltd, Brunshaw Finance Ltd, Bennington Global Ltd, Gratton Investments Ltd, Crolite Estates S.A., Leron Services Corp, and Fold Investment Holdings Group (together, the "Guarantors" and each, individually, a "Guarantor") and the Borrower accepts responsibility for the information contained in this Consent Solicitation Memorandum. To the best of the knowledge and belief of each of the Issuer, the Guarantors, and the Borrower (having taken all reasonable care to ensure that such is the case), the information contained in this Consent Solicitation Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Trustee has not been involved in the formulation of the Proposal and this Consent Solicitation Memorandum is being issued by the Borrower. Neither the Trustee nor the Solicitation Agent accepts any responsibility for the information in this Consent Solicitation Memorandum.

Noteholders are requested to read and carefully consider the information contained herein and to consider and, if thought fit, deliver Electronic Voting Instructions in favour of the Extraordinary Resolution in respect of the Proposal by delivering a completed Electronic Voting Instruction in accordance with the instructions set forth herein or otherwise to make arrangements to vote or attend the Meetings.

This Consent Solicitation Memorandum does not constitute or form part of, and should not be construed as, an offer for sale or subscription of, or a solicitation of any offer to buy or subscribe for, any securities of the Issuer, the Borrower, the Guarantors or any other entity. The distribution of this document may nonetheless be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required by the Issuer, the Borrower, the Guarantors, the Solicitation Agent, the Information and Tabulation Agent, the Trustee, the Principal Paying Agent and the Irish Paying Agent to inform themselves about, and to observe, any such restrictions. This Consent Solicitation Memorandum does not constitute a solicitation in any circumstances in which such solicitation is unlawful. None of the Issuer, the Borrower, the Guarantors, the Solicitation Agent, the Information and Tabulation Agent, the Trustee, the Principal Paying Agent or the Irish Paying Agent will incur any liability for its own failure or the failure of any other person or persons to comply with the provisions of any such restrictions.

No person has been authorised to give any information or make any representations other than those contained in this Consent Solicitation Memorandum, and no person has been authorised to make any recommendation on behalf of the Issuer, the Borrower, the Guarantors, the Solicitation Agent, the Information and Tabulation Agent, the Trustee, the Principal Paying Agent or the Irish Paying Agent as to whether or how Noteholders should vote in respect of the Proposal. If given or made, such information, representations or recommendation must not be relied upon as having been authorised by the Issuer, the Borrower, the Guarantors, the Solicitation Agent, the Information and Tabulation Agent, the Trustee, the Principal Paying Agent, the Irish Paying Agent or any of their respective agents or any other person.

The statements made in this Consent Solicitation Memorandum are made as of the date hereof and delivery of this Consent Solicitation Memorandum and the accompanying materials at any time do not imply that the information herein or therein is correct as of any subsequent date. The information provided in this Consent Solicitation Memorandum is based upon information provided solely by the Borrower and the Guarantors. None of the Trustee, the Information and Tabulation Agent, the Solicitation Agent, the Principal Paying Agent, the Irish Paying Agent and the Issuer has independently verified or makes any representation or warranty, express or implied, or assumes any responsibility as to the accuracy or adequacy of the information contained herein.

Each person receiving this Consent Solicitation Memorandum acknowledges that such person has not relied upon the Issuer, the Borrower, the Guarantors, the Solicitation Agent, the Information and Tabulation Agent, the Trustee, the Principal Paying Agent or the Irish Paying Agent in connection with its decision on how to vote on the Extraordinary Resolution. Each such person must make its own analysis and investigation regarding the Proposal and make its own voting decision, with particular reference to its own investment objectives and experience and any other factors which may be relevant to it in connection with such voting decision. If such person is in any doubt about any aspect of the Proposal and/or the action it should take, including in respect of any tax consequences, it should consult its professional advisers.

Noteholders who wish to deliver Electronic Voting Instructions must deliver their properly completed and executed Electronic Voting Instruction in accordance with the instructions set forth in "Terms and Conditions of the Consent Solicitation — 4. How to Consent".

Terms used in this Consent Solicitation Memorandum that are not otherwise defined herein have the meanings set forth in the Trust Deed.

Forward-Looking Statements

Some statements in this Consent Solicitation Memorandum as well as written and oral statements of the Issuer, the Borrower and the Guarantors, or their respective representatives, made from time to time in reports, filings, news releases, conferences, teleconferences, web postings or otherwise, may be deemed to be "forward-looking statements". Forward-looking statements include statements concerning the Borrower's and/or the Guarantors' plans, objectives, goals, strategies and future operations and performance, as well as the assumptions underlying these forward-looking statements. The Borrower and the Guarantors use the words "anticipates", "estimates", "expects", "believes", "intends", "plans", "may", "will", "should", and similar expressions to identify forward-looking statements contained in this Consent Solicitation Memorandum. Any such statements are based on current plans, objectives, assumptions, estimates and projections. These views reflect the best judgement of the Borrower's and the Guarantors' respective representatives, but involve uncertainties and are subject to certain risks, the occurrences of which could cause actual results to differ materially from those contained in any forward-looking statements. Although the Borrower and the Guarantors believe that the estimates and the projections reflected in their forward-looking statements are reasonable, if one or more of the risks or uncertainties materialise or occur, including those which the Borrower and the Guarantors have identified in this Consent Solicitation Memorandum, or if any of the Borrower's or the Guarantors' underlying assumptions prove to be incomplete or incorrect, the Borrower's and the Guarantors' actual results may vary from those anticipated, estimated, expected or projected.

The forward-looking statements contained in this Consent Solicitation Memorandum are made only as of the date hereof. Except to the extent required by law, neither the Borrower nor the Guarantors are obliged, and neither intends, to update or revise any forward-looking statements made in this Consent Solicitation Memorandum, whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to the Borrower or the Guarantors, or persons acting on their respective behalf, are expressly qualified in their entirety by the cautionary statements contained throughout this Consent Solicitation Memorandum. As a result of these risks, uncertainties and assumptions, prospective investors in the Notes should not place undue reliance on these forward-looking statements.

ADDITIONAL IMPORTANT INFORMATION

Please handle this matter through your bank, securities broker, Direct Participant in the Clearing Systems (as defined below) or other intermediary, as applicable. Questions concerning the terms of the Consent Solicitation should be directed to the Information and Tabulation Agent or, for Noteholders located outside the United States who are not U.S. residents, the Solicitation Agent, the contact details for which are set forth on the last page hereof. Requests for assistance in completing and delivering the Electronic Voting Instruction or requests for additional copies of this Consent Solicitation Memorandum or other related documents should be directed to the Information and Tabulation Agent, the contact details for which are set forth on the last page hereof. The term "business day" in this Consent Solicitation Memorandum means any day (not being a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London, Moscow and Luxembourg.

As used herein "Electronic Voting Instruction" means the electronic voting instructions which must be submitted through the relevant Clearing System by each person who is shown in the records of such Clearing System as a holder of an interest in the Notes instructing the relevant Clearing System that the vote(s) attributable to the Notes which are the subject of such electronic voting instruction should be cast in a particular way in relation to the Extraordinary Resolution in respect of the Notes, which instructions shall form part of a block voting instruction to be issued by the Principal Paying Agent appointing an employee of the Information and Tabulation Agent as proxy in relation to the Meeting. The expression "Electronic Voting Instruction" shall also include the Status Confirmation described in "Terms and Conditions of the Consent Solicitation — 4. How to Consent".

Unless the context otherwise requires, all references in this Consent Solicitation Memorandum to "Noteholders" or "holders of Notes" include:

(i) each person who is shown in the records of Euroclear Bank SA/NV ("Euroclear") or Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg" and, together with Euroclear, the "Clearing Systems" and each a "Clearing System") as a holder of the Notes (also referred to as "Direct Participants" and each a "Direct Participant"); and

(ii) each beneficial owner of the Notes holding such Notes, directly or indirectly, in an account in the name of a Direct Participant acting on such beneficial owner's behalf.

INDICATIVE SOLICITATION TIMETABLE

Noteholders should take note of the dates and times set forth in the schedule below in connection with the Proposal. These dates and times may be changed by the Borrower in accordance with the terms and conditions of the Proposal, as described herein.

Date	Calendar Date	Event
Launch Date	6 July 2010	Including announcement of the Proposal and Notice of the Meeting.
Early Expiration Deadline......	14 July 2010 at 17:00 hours Central European Time.	Deadline for receipt by the Information and Tabulation Agent via the Clearing Systems of valid Early Consent Instructions for Noteholders to be eligible to receive the Early Instruction Fee (unless extended by the Borrower).
(Noteholders should note the particular practice and policy of the relevant Clearing System in which they hold the Notes)		
Final Electronic Voting Deadline.	19 July 2010 at 11:00 hours Central European Time.	Deadline before which a person must submit an Electronic Voting Instruction (the "Final Electronic Voting Deadline").
Time and Date of Meeting......	21 July 2010 at 11:00 hours Central European Time (being 10:00 hours London time).	This will also be the Approval Date if the Extraordinary Resolution is duly passed at the Meeting and Approval Conditions are met.
Date of Announcement Regarding Results of the Extraordinary Resolution.	As soon as reasonably practicable and in any event no more than 14 days after the Meeting.	The date the Issuer will announce the results of the Meeting (including information on any adjourned meeting).
Effective Date.........................	The date on which all requirements for effectiveness of the Proposal and the duly passed Extraordinary Resolution are met.	Effectiveness of the Proposal is conditional upon (i) the passing of the Extraordinary Resolution and (ii) the Acceptance Conditions having been satisfied on or before the Cut-Off Date.

The above times and dates are indicative only and will depend, among other things, on timely receipt (and non-revocation) of instructions, the right of the Borrower (where applicable) to amend and/or withdraw the Proposal (as described below) and the passing of the Extraordinary Resolution. The Borrower may terminate or withdraw the Proposal (including where the Borrower determines that any vote received from any person who is a U.S. resident or who is located in the United States would be necessary for the passage of the Extraordinary Resolution or where it otherwise believes that proceeding may violate U.S. federal or state securities laws or the laws of any other jurisdiction) at any time prior to the time of the Meeting, in which case the Meeting will still proceed but, notwithstanding the irrevocability of all Electronic Voting Instructions,

on such termination or withdrawal of the Proposal, all Electronic Voting Instructions will be deemed to be revoked automatically.

All announcements to be made by the Issuer or the Borrower (as appropriate) in connection with this Consent Solicitation will be made: (i) by the issue of a press release to a recognised financial news service in London and Luxembourg (such as Reuters or Bloomberg), (ii) by delivery of notices to the Clearing Systems for communication to Direct Participants (iii) through the website of the Irish Stock Exchange (www.ise.ie) and (iv) in accordance with the Transparency Directive and the Luxembourg Transparency Law. Copies of all announcements, notices and press releases can also be obtained from the Information and Tabulation Agent, the contact details for which appear on the last page of this Consent Solicitation Memorandum. In addition, Noteholders outside the United States that are not U.S. residents may contact the Solicitation Agent for information on the telephone number set forth on the last page of this Consent Solicitation Memorandum.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes whether such intermediary would require to receive instructions to participate in, or revoke their instruction to participate in, the Proposal before the deadlines specified above. The deadlines set by each Clearing System for the submission and withdrawal of Electronic Voting Instructions will also be earlier than the relevant deadlines above.

BACKGROUND LETTER FROM THE BORROWER

Below is a discussion of certain factors that have led the Borrower to invite Noteholders to consider and approve the Proposal, on the terms and conditions set forth in this Consent Solicitation Memorandum.

Background

The Borrower and its subsidiaries taken as a whole (the "Group") is one of the largest Russian privately owned commercial banking groups. The Group's primary operations include lending, deposit taking, account and settlement services, foreign trade transactions, asset management services, transactions in securities and foreign currencies for its own account and on behalf of its clients and various advisory and ancillary services. The Group's business was, and continues to be, significantly affected by the onset of the sub-prime mortgage crisis in the United States and the subsequent global financial crisis that began in the autumn of 2007, which resulted in Russian and global financial markets facing significant volatility, dislocation and liquidity constraints and a sharp economic downturn in 2008 and 2009. In particular, the global financial crisis increased the Group's cost of funding and limited its access to more traditional sources of liquidity, resulting in a significantly increased reliance on funding from the Central Bank of Russia (the "Central Bank").

Liquidity Situation

The Borrower is not able to meet its upcoming debt repayments of EUR200,000,000 in respect of the Loan Agreement, which shall constitute an Event of Default (as defined in the Loan Agreement) pursuant, *inter alia*, to clause 12.1.1 upon the expiry of five business days from the due date for payment thereof. The principal factor affecting the Borrower's liquidity position in recent months has been the availability of Central Bank funding.

Central Bank Mandatory Ratios

Russian banks are required to observe a number of mandatory ratios set out in banking regulations. In particular, the Borrower is obliged to maintain its instant liquidity ratio (N2) and current liquidity ratio (N3) at levels prescribed by law. However, the Borrower has failed to adhere to such mandatory ratios, and the Borrower is, and has been, in breach of such requirements since 24 June 2010. Failure to observe such ratios constitutes a violation of banking law and may result in various sanctions (see "Risk Factors—Failure by the Borrower to comply with its mandatory ratios could have a material adverse effect on the Borrower's business, financial condition and results of operations, including the loss of its banking licence").

The Borrower believes that such failure to comply with mandatory ratios is a Default as, under Clause 12.1.2, it shall be an Event of Default if such failure is not cured or waived within thirty days of notice in writing by the Lender to the Borrower requesting remedy. However, the Borrower believes that as a result of various transactions it is considering, some of which will be implemented in the near term, there will be, upon completion of such transactions, an immediate improvement in its liquidity position such that the Borrower's liquidity ratios will come into compliance with Central Bank mandatory levels, thereby curing the Defaults and putting the Borrower on a stronger footing going forward.

Central Bank Funding

Throughout the course of the global financial crisis, the Central Bank has generally rolled-over the financing it has provided to the Borrower. While the Borrower has been gradually reducing the total principal amount owed to the Central Bank, it had assumed that it would be able to continue to roll-over its Central Bank debt as necessary.

However, primarily due to OJSC Bashneft ("Bashneft") presenting a writ of execution to the Central Bank against one of the Borrower's correspondent accounts on 1 June 2010 (see "—Liquidity Situation—Bashneft Litigation" below), the Borrower anticipated that roll-over might not be available as had previously generally been the case. The Borrower, therefore, commenced restructuring discussions with the Central Bank in early June 2010. As expected, RUR9.6 billion of Central Bank funding due on 16 June 2010 and RUR2.0 billion of Central Bank funding due on 23 June 2010 was not rolled-over by the Central Bank. The restructuring discussions were still ongoing through the end of June and no payments were made on such dates.

The discussions covered all of the Borrower's Central Bank funding. One of the conditions specified by the Central Bank to resolve the discussions was the lifting of the writ of execution Bashneft placed on the correspondent account, which was lifted on 29 June 2010 (see "—Liquidity Situation—Bashneft Litigation" below). The discussions between the Borrower and the Central Bank were successfully concluded on 5 July 2010. The terms of the agreement between the two parties changed the Borrower's Central Bank funding payment profile in order to reduce the Borrower's reliance on such financing, which at the date hereof stands at approximately RUR32.0 billion of uncollateralised funding, over time in a commercially sustainable manner. As part of the agreement with the Central Bank, a revised repayment schedule has been agreed with the outstanding amounts owed being repaid entirely by January 2011. While it is a goal of the Borrower to eliminate its reliance on Central Bank borrowings by January 2011, in the event that it has not done so this could result in further liquidity pressure if these loans are not extended by that time.

Nonetheless, the Borrower believes that the failure to pay the amounts due to the Central Bank on 16 June 2010 and 23 June 2010 constituted an Event of Default pursuant to clause 12.1.4 of the Loan Agreement. Notice of such Event of Default has been given to the Trustee pursuant to the terms of the Loan Agreement. A similar notice has also been sent to the trustee under the U.S.$200,000,000 loan participation notes due 2013 issued by the Issuer on 12 February 2010 (the "2013 Notes"). As a result of the Borrower's successful settlement agreement with the Central Bank, the Borrower believes that the Event of Default has been cured and, therefore, the Event of Default is no longer continuing.

Bashneft Litigation

In May 2009, Bashneft, one of the largest oil companies in Russia, filed a lawsuit against the Borrower with the Moscow Arbitrazh Court. Bashneft sought to terminate a trust agreement concluded with the Borrower on December 23, 1997 and compel the Borrower to return to Bashneft sovereign bonds in the total amount of U.S.$34.5 million. The suit also claimed damages for accrued interest of approximately U.S.$8.5 million and lost profit of U.S.$2.7 million.

The court of first instance declined to consider the claim. The appellate court reversed this determination and ordered reconsideration of the claim, which ultimately resulted in the court of cassation remanding the case for a new trial. Bashneft sought to increase the claim amount to U.S.$66.5 million, which demand was upheld by the court on 21 January 2010. The hearing on the merits of the claim was held on 28 January 2010, where Bashneft's claim was upheld in full by the court and the Borrower was ordered to remit the full damages amount to Bashneft. The Borrower appealed the decision to the court of appeal on 4 March 2010, but the appeal was rejected and the court decision entered into force on 11 May 2010.

The loss of the litigation has adversely affected the Borrower's liquidity position. In particular, on 1 June 2010 Bashneft presented a writ of execution to the Central Bank, on the basis of which approximately RUR1 billion was withdrawn from one of the Borrower's correspondent accounts and used to pay down the outstanding judgment.

Consequently, the Borrower entered into settlement discussions with Bashneft, which were successfully concluded by the end of June 2010 and, as a result of which, Bashneft withdrew its writ of execution on 29 June 2010. A payment was made in settlement and the amount outstanding under the claim is in the process of being transferred to the Borrower, which (upon receipt) shall terminate the claim by operation of law. For the avoidance of doubt, in the event that this transfer has not been completed by 10 July 2010, this would be a Default under the Notes and the U.S.$200,000,000 11per cent. loan participation notes due 2013.

Rating Downgrades

The situation and discussions as outlined above have resulted in several rating downgrades. On 9 June 2010, Fitch changed the Borrower's outlook from "stable" to "negative". The downgrade reflected Fitch's belief that the Borrower's liquidity appeared limited given low cash generation from the Borrower's lending portfolio, lower chances of borrowing on capital markets, and the Borrower's already maximal use of uncollateralised Central Bank borrowing.

On 17 June 2010, Moody's Investors Service downgraded the deposit and debt ratings of the Borrower to "B3" from "B1", and placed all of its other ratings on review for possible further downgrade. The action was driven by the Borrower's considerably weakened liquidity profile, the Borrower's high dependence on market funding, Central Bank funding and the high concentration of the Borrower's deposit base. On the same day, Fitch downgraded the Borrower's credit ratings, including the Borrower's long-term issuer default ratings, to "CCC" from "B" because of the absence of any resolution of the Borrower's liquidity problems since 9 June 2010 or the articulation of a plan to strengthen liquidity ahead of the Borrower's upcoming debt repayments, including under the Loan Agreement.

On 18 June 2010, Standard & Poor's lowered the Borrower's long-term counterparty credit rating to "CC" from "B-", whilst affirming the "C" short-term counterparty credit rating, due to the Borrower's weak liquidity position caused by the Borrower's obligation to meet large debt repayments coming due in the near term. Failure to meet any of the upcoming payments would result in Standard & Poor's lowering the Borrower's debt issue ratings to "D", and the agency said that it may consider it a distressed restructuring should the Borrower reschedule or restructure some of its debt, including the Notes, which would result in it lowering the ratings to "SD" (selective default), assuming that the Borrower continues to honour its other obligations. If the Borrower stops payments on the majority of its debt coming due, then the agency would lower the ratings on the bank to "D".

On 25 June 2010, Fitch downgraded the Borrower's credit ratings again, including a downgrade of the Borrower's long-term foreign and local currency issuer default ratings to "C" from "CCC". Fitch stated that the Borrower's long-term issuer default ratings could be downgraded to "RD" (restricted default) or "D" if the Borrower's failure to meet its current obligations were to be confirmed and remain unremedied, or if the Borrower failed to repay the amounts owed under the Loan Agreement.

On 30 June 2010, Moody's Investors Service downgraded the Borrower's long-term debt and deposit ratings to "Caa2" from "B3", and the Borrower's financial strength rating to "E" from "E+".

Such downgrades, and the prospect of future downgrades, have further exacerbated the Borrower's liquidity position and hampered the Borrower's efforts to decrease its reliance on Central Bank funding by leading to withdrawals of customer deposits. Moreover, such downgrades have increased the costs of the Borrower's corporate deposits and may lead to further withdrawals by the clients.

Corporate Depositors

The Borrower relies on its deposit base for a significant portion of its funding. The Borrower's deposit base is predominantly short term in nature and a substantial portion of customer deposits are on demand. The total deposit base has decreased since December 31, 2009, exacerbating the Borrower's liquidity position, particularly as the Borrower had anticipated growth of such funding in 2010. Nonetheless, the Borrower continues to believe that diversification of these funds by number and type of depositor, together with the existence of strong client relationships with significant corporate depositors, means that deposits provide a generally stable source of funding. However, continued liquidity stress could result in large customer withdrawals (such as the withdrawal of approximately RUR2 billion by a large corporate client of the Borrower in June 2010), aggravating the Borrower's financial position.

Other Potential Sources of Liquidity Constraint

In addition to the above, the Borrower has various other sources of potential liquidity stress that could adversely affect the Borrower's liquidity over the coming months. In particular, In particular, on December 27, 2007 the Borrower issued a RUR3 billion Rouble-denominated domestic bond, which is due in 2018. Approximately RUR500,000,000 currently remains outstanding. The bond contains a put option which may be exercised at regular intervals, and the next such date falls in late July. While the put was not exercised in June and the Borrower does not expect such put to be exercised in July, the Borrower can make no assurance that this will be the case on the next, or any future, put date. In addition, the Borrower also has approximately U.S.$20,000,000 of trade financing coming due over the next few months.

Current and Post-Restructuring Strategy of the Borrower

The Borrower's short-term liquidity, as outlined above, is under significant stress. In order to combat these constraints, the Borrower has identified, and is pursuing simultaneously, three broad solutions: (a) a change to commercial strategy, (b) debt restructuring and (c) shareholder support.

Commercial Strategy

The Group's commercial strategy is being adapted to reflect the circumstances now facing the Group. In particular, the Group will seek to: (a) focus on corporate depositors, increase its deposit base and reduce its reliance on Central Bank funding, and (b) reduce the size of the Group's loan portfolio by not refinancing loans it has made as they mature, and extending capital more selectively, thus generating increased liquidity.

The Group expected a rebound in markets and risk appetite from 2010 onwards, and the Group's strategy was therefore designed to capitalise on such a rebound with a strong increase in corporate deposit taking. However, whilst such deposits did increase over the course of the financial crisis (though it has decreased since year-end 2009), the Group's recent corporate deposits levels have been unable to provide the Group with the liquidity required to withstand the recent conditions the Group has been subjected to. The Group, therefore, intends to focus on its significant corporate depositors and win new business.

Although the Borrower's loan portfolio has remained of a relatively high quality, with non-performing loans at approximately 3 per cent. of the total loan portfolio, IIB intends to downsize its loan book to improve its liquidity position. The Borrower intends to carry out this strategy organically, permitting relatively unattractive loans to mature and not refinance them. While this could result in increased sector concentration and the loss of some borrowers that have historically proved to be a good credit risk, the Borrower believes that this will generate significant additional liquidity in the medium term.

Debt Restructuring

As outlined above, the Borrower successfully concluded settlement discussions with Bashneft and revised the basis of the Borrower's Central Bank funding. See "—Liquidity Situation—Central Bank Funding" and "—Liquidity Situation—Bashneft Litigation". Such actions should enhance the Group's liquidity position – particularly its short term liquidity position given the short-term nature of the Central Bank funding prior to the restructuring – through a combination of extending the Group's payment profile and otherwise reducing the Group's liabilities.

In addition, the Borrower is seeking to make certain amendments to the terms and conditions of the Notes, as further described in the Consent Solicitation Memorandum. Such changes will (if approved and implemented) amongst other things, extend the maturity of the Notes by one year easing the Group's liquidity position, which would have the consequence of causing the Event of Default to cease to be continuing. The Borrower is, as part of such Consent Solicitation, also seeking a waiver on the Events of Default caused by the Borrower's failure to repay principal on 6 July 2010. In addition, the Borrower will not make the payment of interest due on 6 July 2010 under the Notes and is seeking, pursuant to such amendments, to defer such interest payment until such time as the Proposal under the consent solicitation is effective.

Shareholder Support

The Group's principal controlling person is Mr Sergei V. Pugachev, a Russian citizen, who also controls OPK Trust Company Limited ("OPK"), a company incorporated in New Zealand.

OPK is negotiating a sale of two of its significant assets to OJSC United Shipbuilding Corporation ("USC"), a state controlled entity, such assets being held through nine companies that are the same entities that are proposed to be the Guarantors. The Guarantors are incorporated in the British Virgin Islands and all are companies within the OPK group of companies. They have control over the assets, which comprise JSC Shipbuilding plant "Severnaya Verf" and JSC Baltiysky Zavod.

Each of the shipyards employs over 3,500 people and their product range varies from nuclear-powered cruisers and destroyer ships to icebreakers and supply vessels for offshore drilling platforms. In particular, JSC Shipbuilding plant "Severnaya Verf" is one of the world's largest shipyards. Since its foundation in 1912, over 400 vessels have been built on it, including 200 naval ships. JSC Baltiysky Zavod is one of the leading enterprises in the Russian shipbuilding industry and a global leader in construction of icebreakers and other ice-class vessels. Since its foundation in 1856, over 560 vessels have been built in it.

Various Russian-incorporated companies, all of which are wholly-owned subsidiaries of the Guarantors, own 73.9 per cent. of JSC Shipbuilding plant "Severnaya Verf" and 88.3 per cent. of JSC Baltiysky Zavod. The Guarantors intend to sell all the shares in such subsidiaries to USC.

The Group benefits from the endorsement and support of its principal controlling person and OPK. More specifically, as part of the Proposal, the Guarantors have agreed to provide credit support to Noteholders in the form of a guarantee of the Amended and Restated Loan Agreement and, upon completion of the disposal of the assets, to use the proceeds of the sale to pay to the Issuer the full principal amount of the Loan (as defined in the Amended and Restated Loan Agreement) outstanding at such time together with interest accrued to, but excluding, the date of such payment. The Guarantors will, if the sale is completed, receive sufficient proceeds of the sale to enable it to meet such commitments. In return, the Issuer, with the consent of the Borrower, shall novate the Amended and Restated Loan Agreement to one or more of the Guarantors. The Borrower expects that the sale will

be concluded in due course and that the proceeds of the sale (after the payment of all fees, taxes and debts) will be substantially in excess of the amounts due under the Amended and Restated Loan Agreement. Such credit support is, however, contingent upon acceptance of the Proposal.

Conclusion

If the Consent Solicitation is not successful, the Borrower would be unable to meet its obligations to make payments under the Loan Agreement, which in turn would affect the ability of the Issuer to make payments under the Notes. Moreover, the Borrower's liquidity position would deteriorate further, thereby increasing the risk of Central Bank intervention and the imposition of temporary administration, a moratorium on debt repayments, revocation of the banking licence or other regulatory measures.

SUMMARY OF THE PROPOSAL

Set forth below is a summary of the Proposal. This summary does not purport to be complete and is qualified in its entirety by reference to the Notice of the Meeting, the Extraordinary Resolution therein and the Proposal Documents, and all such documents, and not this summary, should be considered for the full and complete terms of the Extraordinary Resolution. The (i) form of Notice of the Meeting and the Extraordinary Resolution, (ii) Trust Deed (in which the conditions of the Notes (the "Conditions") are set out in Schedule 3 thereto), (iii) agency agreement dated 5 July 2007 in respect of the Notes (the "Agency Agreement"), (iv) prospectus dated 4 July 2007 in respect of the Notes (which includes the form of the €200,000,000 loan agreement dated 5 July 2007 between IIB Luxembourg S.A. as lender and The International Industrial Bank, Joint Stock Company as borrower (the "Loan Agreement")), and (v) the Proposal Documents (as defined below) are available from the date of this Consent Solicitation Memorandum to the conclusion of the Meeting (or any adjourned Meeting), free of charge, (a) on request from the Information and Tabulation Agent and (b) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent. Such documents will also be available for inspection at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London EC2V 5EH, England from the time 15 minutes before and during the Meeting.

If any such version of a Proposal Document is amended after the date of this Consent Solicitation Memorandum and before the date of the Meeting, the amended draft of such document will be made available as set forth above (in each case marked to indicate changes made to the version or drafts made available at the date of this Consent Solicitation Memorandum).

In addition, versions of: (i) the form of Notice of the Meeting and the Extraordinary Resolution (ii) the draft form of the amended and restated Conditions that would be effective if the Proposal becomes effective (the "Amended and Restated Conditions"), (iii) the draft form of the amended and restated Loan Agreement that would be effective if the Proposal becomes effective (the "Amended and Restated Loan Agreement"), and (iv) the draft form of the Guarantee Agreement are attached hereto as Exhibits A, B, C, and D respectively.

Any capitalised terms which are used in the following summary of the Proposal in this section of the Consent Solicitation Memorandum but not otherwise defined have the meanings assigned thereto in the Trust Deed.

Noteholders should consider carefully (i) the existing documentation relating to the Notes (including, but not limited to, the Conditions, the Trust Deed, the Agency Agreement and the Loan Agreement) (the "Existing Documents") and (ii) the Proposal Documents, in deciding what action to take in relation to the Extraordinary Resolution. In addition, Noteholders should consider the information set forth herein in relation to the Borrower and the Guarantors as well as the risk factors set forth in the section entitled "Risk Factors". The following summary indicates the principal terms of the Proposal. It is a summary only and is qualified in its entirety by the documents made available to the Noteholders and the disclosure set forth elsewhere in this Consent Solicitation Memorandum.

The Borrower has convened a Meeting and has requested the Noteholders to consider and, if thought fit, pass the Extraordinary Resolution which, subject to certain conditions set forth therein, will sanction and authorise:

(i) An amendment to the Loan Agreement so as to extend the Repayment Date (as defined in the Loan Agreement) of the Loan (as defined in the Loan Agreement) from 6 July 2010 to 6 July 2011. Consequently, the maturity date of the Notes will be extended from 6 July 2010 to 6 July 2011.

(ii) The granting of a guarantee in favour of the Issuer by the Guarantors, pursuant to which they will guarantee the Borrower's obligations under the Loan Agreement (the "Loan Guarantee"). Aside from such guarantee, pursuant to the terms of such guarantee:

(a) Until such time as any of the Shares (as defined below) are disposed of by one or more of the Guarantors, the Guarantors will (i) on the first business day in each calendar month, deliver to the Issuer and the Trustee an Officers' Certificate (as defined in the Guarantee Agreement) confirming that the Guarantors, between them, directly or indirectly own all of the Shares; and (ii) as soon as reasonably practicable and in any event no later than 10 business days following the transfer by one or more Guarantors of their direct or indirect ownership interest in any of the Shares, deliver to the Issuer and the Trustee, an Officers' Certificate confirming that such a disposal has occurred and the date on which it was completed (such date of disposal being the "Date of Sale").

(b) In connection with any disposal of any Shares by one or more Guarantors contemplated by paragraph (a) above, the Guarantors agree to procure that a part of the consideration for such disposal at least equal to all amounts payable to the Issuer pursuant to paragraph (c) below in respect of the novation of the Loan Agreement shall be paid promptly on completion, to an account or accounts in the name of one or more of the Guarantors.

(c) Within 20 business days from and excluding the Date of Sale, the Guarantors will pay to the Issuer an amount equal to the full principal amount of the Loan outstanding at such time together with interest accrued to, but excluding, the date of such payment and in consideration for such payment, the Issuer shall promptly thereafter enter into a Deed of Novation with the Borrower and one or more Guarantors, pursuant to which the Lender shall novate to such Guarantor or Guarantors, as the case may be, all of its rights and obligations under the Loan Agreement and upon payment in full to the Issuer of such amounts, each of the Guarantors will be released from the Loan Guarantee with no further formalities required and the security interest created under the Amended and Restated Trust Deed in relation to the Issuer's rights, interests and benefits under the Guarantee Agreement shall be released with no further formalities or notice required.

For the purpose of this summary, "Shares" means the shares and or other equivalents (however designated) of corporate stock, partnership interests or any other participation, right, warrant, option or other interest in the nature of any equity interest held either directly or indirectly by the Guarantors in JSC Baltiysky Zavod or JSC Shipbuilding Plant "Severnaya Verf" as of the date of this Consent Solicitation Memorandum.

(iii) An amendment to the Loan Agreement whereby, if, following the sale of the Shares, the Guarantors do not, within 20 business days of and, excluding, the Date of Sale, pay to the Issuer an amount equal to the full principal amount outstanding under the Loan Agreement at such time together with interest accrued to, but excluding, the date of such payment, then, without diligence, presentment, demand of payment, protest or notice of any kind, the Borrower will be obliged to immediately prepay the Loan (as defined in the Loan Agreement) in whole (without premium or penalty) and pay accrued and unpaid interest on such outstanding principal amount up to and excluding such prepayment date, whereupon the Notes shall be redeemed by the Issuer in whole, but not in part, without giving any prior notice to the Noteholders, at the principal amount thereof, together with interest accrued and unpaid to, but excluding, the date of repayment.

(iv) Amendments to the Events of Default in the Loan Agreement to provide that certain events with regard to the Guarantors, including a failure by the Guarantors to perform or observe any other covenant or agreement contained in the Guarantee Agreement (subject to applicable grace periods), will result in an Event of Default (as defined in the Amended and Restated Loan Agreement) occurring under the Loan Agreement.

(v) The payment of the sum of €18,000,000.00 in respect of interest on the Loan Agreement that is due by the Borrower to the Lender on the Interest Payment Date (as defined in the Loan Agreement) falling on

6 July 2010 is to be paid on the business day following the Effective Date. No additional sums of interest will be payable by the Borrower as a result of such extension. Consequently, as a consequence of the payment mechanism under the Notes, the interest that is payable on the Notes on the Interest Payment Date falling on 6 July 2010 will be paid on the second business day immediately following the Effective Date.

(vi) Amendments to the Trust Deed such that, in addition to the security already created pursuant to the Trust Deed, the Issuer will also charge with full title guarantee by way of first fixed charge in favour of the Trustee for itself and as trustee for the Noteholders –

(a) all its rights, interests and benefits in and to principal, interest and other amounts paid and payable now or at any time by the Guarantors to the Issuer as guarantors under the Guarantee Agreement; and

(b) all its rights, interests and benefits in and to receipt of all sums which may be or become payable by the Guarantors to the Issuer under any claim, award or judgment relating to the Guarantee Agreement.

(vii) Amendment to the Trust Deed to grant the Issuer the right to refuse to honour a transfer of an interest in Notes to a person in the United States or a U.S. resident who is not a QIB and also a QP.

(viii) Other amendments of an ancillary nature to reflect changing market practice with respect to documentation for Russian Eurobond issuances as more fully set out in the Exhibits hereto or the Proposal Documents.

(ix) The Trustee to authorise and waive each and every Relevant Event, Default and/or Event of Default (as defined in the Trust Deed), together with any breach of covenant by the Issuer under clauses 12.1.4, 12.1.11 and 12.1.19 of the Trust Deed, which to date may have occurred or which subsists on or at any time prior to the date of this Extraordinary Resolution.

(x) Each of the Trustee and the Issuer to concur in, and to execute and do, all such other deeds, instruments, acts and things that may be necessary in the opinion of the Trustee to carry out and give effect to the Extraordinary Resolution.

Each Noteholder from whom a valid Electronic Voting Instruction in favour of the Extraordinary Resolution (and instructing the Principal Paying Agent to appoint the Information and Tabulation Agent as proxy to vote on the Extraordinary Resolution in respect of all the Noteholder's Notes included in an Electronic Voting Instruction) is received by the Information and Tabulation Agent on or before the Early Expiration Deadline (which is expected to be 17:00 hours Central European Time on 14 July 2010, unless extended as provided herein (the "Early Expiration Deadline")) and not revoked prior to the Final Electronic Voting Deadline will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, be eligible to receive €50 per €1,000 of the principal amount of the Notes which are the subject of the Electronic Voting Instruction (the "Early Instruction Fee") as consideration for the Noteholder's delivery of valid Electronic Voting Instructions in favour of the Extraordinary Resolution. Noteholders who do not deliver a valid Early Consent Instruction or who revoke such Early Consent Instruction before the Final Electronic Voting Deadline or who otherwise make arrangements to vote or abstain from voting at the Meeting will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, not receive the Early Instruction Fee.

The Borrower reserves the right at any time prior to the Final Electronic Voting Deadline to: (i) extend the Early Expiration Deadline; (ii) amend the terms of the Consent Solicitation in any respect, provided that such amendment is not, in the opinion of the Trustee, materially prejudicial to Noteholders; or (iii) modify the form or amount of the Early Instruction Fee. In addition, the Borrower reserves the right at any time up to and

including the time of the Meeting to terminate or withdraw the Consent Solicitation or the Proposal, including where the Borrower in its sole discretion, determines that any vote received from any person who is a U.S. resident or who is located in the United States would be necessary for the passage of the Extraordinary Resolution or where it believes that proceeding may violate U.S. federal or state securities laws or the laws of any other jurisdiction.

RISK FACTORS

The Notes involve a high degree of risk. Noteholders should consider, in particular, the risks set forth below carefully, together with the other information set out elsewhere in this Consent Solicitation Memorandum, and reach their own views prior to making any decision with respect to the matters referred to herein. The risks outlined below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

Risks Relating to the Borrower

The banking licence of the Borrower could be revoked by the Central Bank, in which case amounts owed to Noteholders could be subordinated by law below the claims of other preferred creditors.

Pursuant to Article 20 of Russia's Federal Law "On Banks and Banking Activity", the Central Bank must, as a matter of law, revoke a banking licence from a bank if such bank cannot discharge a creditor's claim and such claim is equivalent to no less than 1,000 times minimal wages established by Russian law, which equals RUR100,000 as at the date of this Consent Solicitation Memorandum, and such claim has been overdue for at least fourteen days (the "Licence Revocation Test").

If the Extraordinary Resolution is successfully passed, the obligations of the Issuer and Borrower under the Notes and the Loan Agreement, respectively, will be amended from the date that the Extraordinary Resolution becomes effective, which shall take place, at the earliest, on 21 July 2010. As the period from 5 July 2010 (i.e., the payment date under the Loan Agreement) to the expected date of the Extraordinary Resolution becoming effective exceeds fourteen days, there is a risk that the Borrower's banking licence could be revoked by the Central Bank under the Licence Revocation Test. This risk may increase if the Extraordinary Resolution is not passed, the Meeting is adjourned or the Extraordinary Resolution is not implemented as the Acceptance Conditions have not be satisfied in a timely manner.

If the Borrower's banking licence is withdrawn, performance by the Borrower of its obligations will be generally prohibited, all the outstanding debts of the Borrower will become immediately due and payable and, subsequently, the Borrower will be forced into either a solvent or insolvent liquidation, depending on whether its assets are sufficient to perform all its obligations. In liquidation any obligations of a bank are generally satisfied in the order of priority set out below:

(i) first, "current liabilities" of the bank are satisfied ahead of the general queue of creditors. Such liabilities, inter alia, include indebtedness in relation to works and services related to the functioning of the bank rendered before revocation of the banking licence (within the limits approved by the Central Bank), indebtedness incurred after the revocation of the banking licence (including, without limitation, salaries and severance payments), certain administrative expenses related to the liquidation of the bank, taxes and other mandatory payments that became payable after the revocation of the banking licence and statutory withholdings from salaries paid after the revocation of the banking licence.

(ii) second, other obligations of the bank are satisfied in the following order of priority:

- claims for damages resulting from physical or moral harm caused to individuals;
- return of funds to individual depositors and account holders (save for accounts opened for business purposes by individual entrepreneurs, notaries and certain other professionals);
- claims of the Deposit Insurance Agency that were transferred to it upon satisfaction of insured claims of individual depositors by such agency;

- claims of the Central Bank that were transferred to it upon satisfaction of claims of individual depositors by Central Bank (if the bank was not a member of Russian deposit insurance system);

(iii) third, severance payments, payments under labour contracts, and authors' royalties;

(iv) fourth, claims of creditors whose rights are secured by the pledge of the bank's property (such claims are generally satisfied from the proceeds of the sale of such property);

(v) fifth, claims of other creditors (including the Issuer), together with claims of individuals holding deposit or current accounts with the bank in respect of losses in the form of lost profits or financial sanctions; and

(vi) sixth, creditors under subordinated loans, deposits or bonds.

Consequently, amounts owed to Noteholders could be subordinated by law below the claims of other preferred creditors.

Separately, if a bank exhibits signs of potential bankruptcy, the Central Bank is entitled to take various actions, including the imposition of financial recovery measures, reorganising such bank, or imposing a temporary administration to either exercise certain managerial functions or to replace the existing management of the bank for up to six months. The Central Bank assesses whether banks exhibit signs of potential bankruptcy according to an array of tests, one of which is similar to the Licence Revocation Test. In addition, each bank, as part of its reporting obligations to the Central Bank, must also consider whether it may potentially become bankrupt. In either case, a bank must convene a general shareholders' meeting when it exhibits such signs of bankruptcy in order to decide whether liquidation of the bank is to be initiated.

Nonetheless, while the Borrower believes that the Central Bank does not intend to revoke its licence, based on the fact that the Borrower entered into a restructuring agreement with the Central Bank on 5 July 2010 (see "Background Letter From the Borrower—Liquidity Situation—Central Bank Funding"), there can be no assurance that the Central Bank will not revoke the Borrower's banking licence.

Failure by the Borrower to comply with its mandatory ratios could have a material adverse effect on the Borrower's business, financial condition and results of operations, including the loss of its banking licence.

Russian banks are required to observe a number of mandatory ratios set out in banking regulations. Failure to observe such ratios constitutes a violation of banking law and may result in various sanctions including, without limitation, a fine of up to 0.1 per cent. of the minimum statutory bank charter capital (currently RUR180,000,000) and/or restrictions on certain operations of the bank for up to six months. In cases where such violations are not cured within the periods prescribed by the Central Bank or jeopardise the interests of bank's creditors, the Central Bank can impose a temporary administration to manage the bank, restrict the bank's activities for up to one year or undertake other remedies (such as the imposition of an increased fine of up to 1 per cent. of paid-up capital of the bank) and (if the violation was preceded by repeated sanctions for breach of banking regulations) revoke its banking licence.

As a result of the liquidity stresses the Borrower has been facing (see "Background Letter From the Borrower—Liquidity Situation"), the Borrower has failed to maintain its required instant liquidity ratio (N2) and current liquidity ratio (N3) at the levels prescribed by legislation, and the Borrower is, and has been, in breach of such requirements since 24 June 2010. While the Borrower believes that this should not result in a revocation of its banking licence on the grounds that no sanctions have been imposed by the Central Bank to date with respect to these failures, such infractions may result in the Borrower being subjected to other sanctions set out in applicable banking law and cause defaults under the Borrower's indebtedness, which

could, if its licence is revoked or its indebtedness is accelerated, as the case may be, have a material adverse effect on the Borrower's business, financial condition and results of operations. The Borrower can make no assurance that it will observe mandatory ratios or avoid committing other violations of banking law in the future.

The Borrower has defaulted on its Central Bank indebtedness in the past, and may do so again in future, which could have a material adverse effect on the Borrower's business, financial condition and results of operations.

The Borrower failed to repay indebtedness to the Central Bank due on 16 June 2010 and 23 June 2010 (see "Background Letter From the Borrower—Liquidity Situation—Central Bank Funding"), which resulted in the Borrower meeting the requirements of the Licence Revocation Test. Such failures can result in revocation of the Borrower's banking licence and cause defaults under the Borrower's indebtedness, which could, if revoked or accelerated, as the case may be, have a material adverse effect on the Borrower's business, financial condition and results of operations (see "—Risks Relating to the Borrower—Banking Licence of the Borrower could be revoked by the Central Bank, in which case amounts owed to Noteholders could be subordinated by law below the claims of other preferred creditors"), though the Borrower believes that it will not have its licence revoked as a result thereof due to the successful restructuring agreement entered into with the Central Bank on 5 July 2010 (see "Background Letter From the Borrower—Liquidity Situation—Central Bank Funding"). However, the Borrower can make no assurance that Central Bank indebtedness will be repaid on a timely basis, or at all, in future.

The Borrower is in default under the Notes which, in turn, could result in cross-defaults and acceleration of the Borrower's indebtedness.

The 2013 Notes permit the amounts due under such notes to be accelerated in the event that the Borrower fails to make any payment of principal in respect of certain other indebtedness, such as the Notes, on the date on which such payment is due and payable or at the expiration of any grace period originally applicable thereto. Consequently, failure to cure or have waived the non-payment of principal on 6 July 2010 within five business days would permit the trustee under the 2013 Notes to accelerate the 2013 Notes, which could have a material adverse effect on the Borrower's business, financial condition and results of operations.

In addition, the Borrower is currently not meeting certain financial ratios mandated the Central Bank (see "—Failure by the Borrower to comply with its mandatory ratios could have a material adverse effect on the Borrower's business, financial condition and results of operations, including the loss of its banking licence"), which is a default under the Notes and the 2013 Notes. Consequently, failure to cure or have waived such default by the expiration of any applicable grace periods would permit the trustee under the Notes and the 2013 Notes to accelerate the debts owed thereunder, which could have a material adverse effect on the Borrower's business, financial condition and results of operations.

In the event that any of the Borrower's other indebtedness is accelerated before its stated maturity, including the 2013 Notes, it is likely that the Borrower would withdraw the Proposal.

Credit rating downgrades could have a material adverse effect on the Borrower's business, financial condition and results of operations.

On 9 June 2010, Fitch changed the Borrower's outlook from "stable" to "negative". On 17 June 2010, Moody's Investors Service downgraded the deposit and debt ratings of the Borrower to "B3" from "B1", and placed all of its other ratings on review for possible further downgrade. On the same day, Fitch downgraded the Borrower's credit ratings, including the Borrower's long-term issuer default ratings, to "CCC" from "B". On 18 June 2010, Standard & Poor's lowered the Borrower's long-term counterparty credit rating to "CC" from "B-", whilst affirming the "C" short-term counterparty credit rating. On 25 June 2010, Fitch

downgraded the Borrower's credit ratings again, including a downgrade of the Borrower's long-term foreign and local currency issuer default ratings to "C" from "CCC". On 30 June 2010, Moody's Investors Service downgraded the Borrower's long-term debt and deposit ratings to "Caa2" from "B3", and the Borrower's financial strength rating to "E" from "E+".

Such downgrades, and the prospect of future downgrades, have further exacerbated the Borrower's liquidity position and hampered the Borrower's efforts to decrease its reliance on Central Bank funding by leading to withdrawals of customer deposits. Moreover, such downgrades have increased the costs of the Borrower's corporate deposits and may lead to further withdrawals by the clients.

There can be no assurance that the Borrower will be able to maintain its credit ratings. In particular, Standard & Poor's stated that a failure to meet any of the upcoming payments lowering the Borrower's debt issue ratings to "D", and the agency said that it may consider it a distressed restructuring should the Borrower reschedule or restructure some of its debt, including the Notes, which would result in it lowering the ratings to "SD" (selective default), assuming that the Borrower continues to honour its other obligations. If the Borrower stops payments on the majority of its debt becoming due, the agency stated that it would lower the ratings on the bank to "D". Similarly, Fitch stated on 25 June 2010, that the Borrower's long-term issuer default ratings could be downgraded to "RD" (restricted default) or "D" if the Borrower's failure to meet its current obligations were to be confirmed and remain unremedied, or if the Borrower failed to repay the amounts owed under the Loan Agreement.

A further downgrade in the Borrower's credit rating could increase borrowing costs, reduce available finance and liquidity, impair the Borrower's competitive position, undermine confidence in the Borrower and, as a result, limit access to capital markets. Such effects could have a material adverse impact on the Borrower's business, financial condition and results of operations.

The Guarantors are privately held special purpose vehicles.

The nine Guarantors are privately held companies incorporated in the British Virgin Islands. As such, there is no, or very limited, public information available with respect to the credit-worthiness of the Guarantors or their assets and operations. In addition, the Guarantors' sole assets are their ownership interests in the JSC Shipbuilding plant "Severnaya Verf" and JSC Baltiysky Zavod. The interests in such shipyards are held indirectly through Russian incorporated companies owned by the Guarantors. As such, any enforcement action to claim under the Guarantee Agreement could be delayed or impaired by difficulties arising from the jurisdiction of incorporation of the Guarantors, of their subsidiaries that hold the assets, or of the location of the assets.

There can be no assurance that the Proposal will be completed.

No assurance can be given that the Proposal will be completed. Approval of the Extraordinary Resolution is conditional upon the satisfaction or waiver of the Acceptance Conditions. In addition, subject as provided herein, the Borrower may, in its sole and absolute discretion, amend, terminate or withdraw the Proposal at any time prior to the time of the Meeting.

The Notes will be de-listed from the Irish Stock Exchange.

The Notes will be de-listed from the Irish Stock Exchange on 6 July 2010. The de-listing will mean that there will be no market trading of the Notes. Even though the Notes will, if the Extraordinary Resolution is made effective, have the benefit of the unconditional and irrevocable guarantee by the Guarantors, there can be no assurance that the Notes will trade at liquidity or pricing levels on a par with the liquidity and pricing levels of the Notes prior to the de-listing or any other outstanding bond obligations of the Issuer.

Other Risks Relating to the Borrower

For certain other risks relating to the Borrower, see pages 11 to 37 of the prospectus of IIB Luxembourg S.A., dated 12 February 2010, relating to the issuance of the 2013 Notes. The risk factors contained in such prospectus were given as at 12February 2010 and, whilst they are subject to the information set out in this Consent Solicitation Memorandum, they have not been updated or otherwise supplemented herein.

The Issuer and the Guarantors may be unable to repay the Notes at maturity

At maturity, the Borrower may not have the funds to fulfil its obligations under the Loan Agreement and the Guarantors may not have the funds to fulfil its obligations under the Guarantee Agreement and may not be able to arrange for additional financing and consequently the Issuer would not have the funds to fulfil its obligations under the Notes.

Risks Relating to the Proposal

Responsibility for complying with the procedures of the Proposal and Consent Solicitation

Noteholders are responsible for complying with all of the procedures for submitting Electronic Voting Instructions or otherwise making the relevant arrangements in order to be able to vote on the Proposal. None of the Issuer, the Borrower, the Guarantors, the Solicitation Agent, the Trustee, the Principal Paying Agent, the Irish Paying Agent or the Information and Tabulation Agent assumes any responsibility for informing any Noteholder of irregularities with respect to any votes (including any Electronic Voting Instructions).

Responsibility to consult advisers

Noteholders should consult their own tax, accounting, financial and legal advisers regarding the suitability to such Noteholders of the tax or accounting consequences of participating or declining to participate in the Consent Solicitation or Proposal.

Blocking of Notes

When considering whether to participate in the Proposal, Noteholders should take into account that restrictions on the transfer of the Notes by Noteholders will apply from the time of submission of Electronic Voting Instructions and also for the purposes of an application for delivery of a voting certificate. In relation to Electronic Voting Instructions, a Noteholder will, on submitting an Electronic Voting Instruction, be deemed to represent, warrant and undertake that its Notes are blocked in its account at the relevant Clearing System to the order of the Principal Paying Agent, at the time of submission of an Electronic Voting Instruction, and will continue to be so blocked, until the earlier of (i) the conclusion of the Meeting, (ii) termination or withdrawal of the Consent Solicitation in accordance with the terms of the Proposal set forth in this Consent Solicitation Memorandum and (iii) in the case of Notes, in respect of which the Electronic Voting Instruction has been validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System. Noteholders should ensure that the relevant Clearing System in which their Notes are held has received irrevocable instructions to block such Notes as set forth herein in the securities account to which they are credited.

Investment Company Act Forced Transfers

If the Proposal is implemented, the Noteholders should be aware that the Issuer will be granted the right to refuse to honour a transfer of an interest in Notes to a person in the United States or a U.S. resident who is not a QIB and also a QP.

The Issuer will not be registered under the Investment Company Act

The Issuer will not be registered as an investment company under the Investment Company Act and U.S. investors will not be entitled to the benefits of that Act. The Investment Company Act provides certain protection to investors and imposes certain restrictions on registered investment companies, none of which will be applicable to the Issuer or investors in the Issuer.

TERMS AND CONDITIONS OF THE CONSENT SOLICITATION

1 General

The Issuer has confirmed to the Borrower that if the Extraordinary Resolution is passed at the Meeting which complies with the quorum and voting requirements set forth in the Notice of Meeting and the Acceptance Conditions (as defined below) are satisfied on or before the Cut-Off Date, it will implement the Extraordinary Resolution.

The Extraordinary Resolution submitted to the Meeting will be decided on a poll, with every person who is so present having one vote in respect of each €1,000 in principal amount of each Note so held or owned or in respect of which he is a proxy or a representative or the holder of a voting certificate. In order for the Extraordinary Resolution to be approved at the Meeting, the required quorum must be present, being one or more persons present holding Notes or being proxies or representatives and holding or representing not less than two-thirds of the principal amount of the Notes for the time being outstanding, and the Extraordinary Resolution must be passed by the affirmative vote of holders of outstanding Notes present in person, or being proxies or representatives owning in the aggregate not less than two-thirds in principal amount of the outstanding Notes owned by the holders so present, or represented at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned for a period being not less than 14 days nor more than 42 days. At least 10 days' notice of adjourned Meeting must be given in the same manner as for the original Meeting and such notice shall state the quorum required at adjourned Meeting. The quorum at any adjourned Meeting will be one or more persons present holding Notes or being proxies or representatives and holding or representing not less than one-quarter of the aggregate principal amount of the Notes for the time being outstanding. See "Exhibit A — Form of Notice of Meeting — Voting and Quorum".

As of the date hereof, €200,000,000 in principal amount of the Notes was outstanding for the purposes of the Trust Deed.

If the Extraordinary Resolution is approved and becomes effective, each present and future holder of the Notes will be bound by the Extraordinary Resolution, whether or not such Noteholder voted in respect of the Proposal, and whether or not such Noteholder voted for or against the Extraordinary Resolution.

Attending the Meeting and voting in person or by proxy (other than the Information and Tabulation Agent) or by a representative will not entitle any Noteholder to receive the Early Instruction Fee. The provisions of this paragraph are without limitation to a Noteholder's right to attend and vote at the Meeting of Noteholders or appoint a proxy or representative to do so.

2 The Consent Solicitation

Subject to the passing of the Extraordinary Resolution and the other Acceptance Conditions having been satisfied on or before the Cut-Off Date, each Noteholder from whom a valid Electronic Voting Instruction in favour of the Extraordinary Resolution (and instructing the Principal Paying Agent to appoint the Information and Tabulation Agent as proxy to vote on the Extraordinary Resolution in respect of all the Noteholder's Notes included in an Electronic Voting Instruction) is received by the Information and Tabulation Agent via the Clearing System on or before the Early Expiration Deadline (which is expected to be 17:00 hours Central European Time on 14 July 2010, unless extended as provided herein (the "Early Expiration Deadline")) and not revoked prior to the Final Electronic Voting Deadline (the "Early Consent Instruction") will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, be eligible to receive €50 per €1,000 of the principal amount of the

Notes which are the subject of the Electronic Voting Instruction (the "Early Instruction Fee") as consideration for the Noteholder's delivery of valid Electronic Voting Instructions in favour of the Extraordinary Resolution. Noteholders who do not deliver a valid Early Consent Instruction or who revoke such Early Consent Instruction before the Final Electronic Voting Deadline or who otherwise make arrangements to vote or abstain from voting at the Meeting will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, not receive the Early Instruction Fee.

Noteholders may deliver Electronic Voting Instructions through the Clearing Systems, in accordance with the procedures of, and by the earlier deadlines specified by, the Clearing Systems for receipt by the Information and Tabulation Agent during the consent period, which commences on the Launch Date (being 6 July 2010) and expires at the Final Electronic Voting Deadline, being 11:00 hours Central European Time on 19 July 2010 (the "Consent Period"). During the period immediately following the Final Electronic Voting Deadline and ending at the conclusion of the Meeting, Noteholders will not be able to deliver Electronic Voting Instructions. All valid Electronic Voting Instructions that are properly delivered through the Clearing Systems to the Information and Tabulation Agent by the Final Electronic Voting Deadline will be given effect in accordance with the specifications thereof. Noteholders who do not deliver a valid Early Consent Instruction or who revoke such Early Consent Instruction before the Final Electronic Voting Deadline or who otherwise make arrangements to vote or abstain from voting at the Meeting will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, not receive the Early Instruction Fee.

Provided the applicable provisions of the Trust Deed are complied with, Noteholders may vote at the Meeting on the Extraordinary Resolution either in person or by proxy (including, in the case of a Noteholder which is a corporation, through a "representative" (as defined in the Trust Deed)).

Noteholders may only deliver Electronic Voting Instructions in respect of the Notes in principal amounts of €1,000 and integral multiples thereof.

3 Acceptance Conditions

The Acceptance Conditions, being the conditions to the effectiveness of the Extraordinary Resolution, are as set forth below:

(i) that the Extraordinary Resolution is duly passed at the meeting of Noteholders convened for the purpose of considering such resolution;

(ii) that the Guarantee Agreement subject to such amendments thereto as may be considered necessary or desirable in order to fully implement and effect the arrangements, actions and steps summarised in the Proposal and the Extraordinary Resolution, is duly executed and entered into, as evidenced by the delivery by, or on behalf of the Issuer, to the Trustee of a PDF copy of the duly executed Guarantee Agreement;

(iii) that each of the other Proposal Documents (defined below) substantially in the form available from the Information and Tabulation Agent as at the date of the Notice of Meeting, subject to such amendments thereto as may be considered necessary or desirable in order to fully implement and effect the arrangements, actions and steps summarised in the Proposal and the Extraordinary Resolution, is duly executed and entered into (and, if applicable, delivered) by each of the relevant parties; as evidenced by the delivery by, or on behalf of the Issuer, to the Trustee of a PDF copy of the duly executed Proposal Documents;;

(iv) that the Early Instruction Fee has been paid to the Clearing Systems for payment to the relevant Noteholders as evidenced by the bank effecting such payments on behalf of the Borrower confirming to the Trustee by tested telex or authenticated SWIFT the irrevocable payment instructions relating to such payments; and

(v) prior to the completion of the events contemplated by (ii) and (iv) above, the Borrower has not determined that implementation of the measures approved by the Extraordinary Resolution would, in the Borrower's sole discretion, cause the Borrower to be concerned that there could be a violation or a contravention of U.S. federal and state securities laws or the laws of any other jurisdiction.

provided, however, that the Acceptance Conditions shall be deemed not to have been met unless, at the time the last Acceptance Condition is satisfied, there are no defaults outstanding under any of the Indebtedness (as defined under the Loan Agreement) of the Borrower or any Material Subsidiary (as defined under the Loan Agreement), other than any default that will cease to be continuing by virtue of the Extraordinary Resolution becoming effective.

In addition, the Borrower may, in its sole discretion, elect to cause the Extraordinary Resolution not to take effect if the Borrower determines that any vote received from any person who is a U.S. resident or who is located in the United States was necessary for the passage of the Extraordinary Resolution.

4 How to Consent

Noteholders that wish to vote on the Proposal are invited to deliver Electronic Voting Instructions through the Clearing Systems in accordance with the procedures of, and by the earlier deadlines specified by, the Clearing Systems for receipt by the Information and Tabulation Agent before the Early Expiration Deadline, in order to be eligible to be paid the Early Instruction Fee. Noteholders are advised to check with the bank, securities broker, Clearing Systems or other intermediary through which they hold their Notes whether such intermediary applies different deadlines for any of the events specified.

Noteholders who do not deliver valid Electronic Voting Instructions in favour of the Extraordinary Resolution through the Clearing Systems for receipt by the Information and Tabulation Agent before the Early Expiration Deadline or who revoke such Electronic Voting Instructions before the Final Electronic Voting Deadline or who otherwise make arrangements to vote or abstain from voting at the Meeting will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, not receive the Early Instruction Fee. After the Final Electronic Voting Deadline Noteholders will be entitled to attend and vote at the Meeting by voting in person, or by proxy (other than the Information and Tabulation Agent) or by a representative, as explained in the Notice of Meeting. Attending the Meeting and voting in person or by proxy (other than the Information and Tabulation Agent) or by a representative will not entitle any Noteholder to be paid the Early Instruction Fee.

By receiving this Consent Solicitation Memorandum and delivering an Electronic Voting Instruction through the Clearing Systems to the Information and Tabulation Agent, Direct Participants are deemed to authorise the relevant Clearing System to disclose their identity, holdings and Clearing System account details to the Information and Tabulation Agent for disclosure to the Issuer, the Trustee, the Borrower and the Solicitation Agent.

Noteholders who are not Direct Participants should arrange for the Direct Participant through which they hold their Notes to deliver an Electronic Voting Instruction on their behalf to and through, and in accordance with and by the earlier deadlines specified by, the relevant Clearing System for receipt by the Information and Tabulation Agent before the Early Expiration Deadline or the Final Electronic Voting Deadline, as the case may be, and otherwise as explained in the Notice of Meeting.

By delivering Electronic Voting Instructions through the Clearing Systems for receipt by the Information and Tabulation Agent, each Noteholder is deemed to represent and warrant to the Issuer, the Borrower, the Guarantors, the Solicitation Agent, the Information and Tabulation Agent and the Trustee as follows (the "Status Confirmation"):

(i) that it is not a person to whom it is unlawful to make the Consent Solicitation or Proposal under applicable securities laws, that it has not distributed or forwarded the Consent Solicitation Memorandum or any other documents or materials relating to the Consent Solicitation to any person(s) to whom such distribution cannot be lawfully made, and that it has (before submitting, or arranging for the submission on its behalf, as the case may be, of the Electronic Voting Instruction or other voting instruction in respect of the Notes it holds) complied with all laws and regulations applicable to it for the purposes of its participation in the Consent Solicitation;

(ii) that it is not located in Italy, that it did not receive the Consent Solicitation Memorandum or any invitation to participate in the Consent Solicitation in Italy and that it is not acting on behalf of investors located or resident in Italy; and

(iii) that (a) the beneficial owner of the Notes is located outside the United States and is not a U.S. resident ("U.S. resident"), as determined for the purposes of the United States Investment Company Act of 1940 (the "Investment Company Act"), and its vote on the Extraordinary Resolution will be submitted from outside the United States, (b) the beneficial owner of the Notes is located in the United States or is a U.S. resident and is both a qualified institutional buyer ("QIB") within the meaning of Rule 144A under the Securities Act and a qualified purchaser ("QP") within the meaning of the Investment Company Act or (c) it has otherwise contacted the Information and Tabulation Agent to inform them that it is unable to make the representations in (a) and (b) of this paragraph (iii) and have provided them details of its location and investor status;

Each Noteholder will be permitted to submit Electronic Voting Instructions even if such Noteholder is unable to make one or more of the foregoing representations and warranties. By submitting Electronic Voting Instructions, however, each Noteholder will be deemed to have made all of the foregoing representations and warranties, except to the extent that such Noteholder has contacted the Solicitation Agent (if such Noteholder is outside the United States and is not a U.S. resident) or the Information and Tabulation Agent (if such Noteholder is within the United States or is a U.S. resident) and informed the Solicitation Agent or the Information and Tabulation Agent, as applicable, which of the foregoing representations such Noteholder is unable to make and the reasons why it is unable to do so.

Accordingly, Noteholders who are unable to make such confirmations should contact the Information and Tabulation Agent at the earliest opportunity. The contact details of the Information and Tabulation Agent are set forth on the last page of this Consent Solicitation Memorandum.

By delivering a valid Electronic Voting Instruction to the relevant Clearing System, the Noteholder is deemed to represent, warrant and undertake to the Issuer, the Borrower, the Information and Tabulation Agent, the Guarantors, the Trustee and the Solicitation Agent that its Notes are blocked in its account at the relevant Clearing System to the order of the Information and Tabulation Agent, at the time of submission of an Electronic Voting Instruction, and will continue to be so blocked, until the earlier of (a) the conclusion of the Meeting, (b) termination or withdrawal of the Consent Solicitation in accordance with the terms of the Proposal, or (c) in the case of Notes in respect of which the Electronic Voting Instruction has been validly revoked, the date on which such instruction is validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System. Noteholders should ensure that the relevant Clearing System in which their Notes are held has received

irrevocable instructions to block such Notes as set forth herein in the securities account to which they are credited.

The Borrower expects that the receipt of an Electronic Voting Instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System.

Noteholders should ensure that the relevant Clearing System in which their Notes are held has received irrevocable instructions to block such Notes as set forth herein in the securities account to which they are credited. Such blocking should take effect from, and including, the day on which the Electronic Voting Instruction is submitted so that no transfers may be effected in relation to such Notes at any time after such date until such block is released by the Principal Paying Agent upon the instructions of the Information and Tabulation Agent. Noteholders should also ensure that the relevant Clearing System has received irrevocable instructions that the Noteholder has instructed the Principal Paying Agent to appoint the Information and Tabulation Agent as proxy to vote on the Extraordinary Resolution in respect of all the Noteholder's Notes included in an Electronic Voting Instruction as directed in that Electronic Voting Instruction. Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System. The Issuer, the Borrower and the Information and Tabulation Agent shall be entitled to accept submission of an Electronic Voting Instruction as deemed confirmation that such Notes have been so blocked. In the event that Notes are not blocked in accordance with the procedures of the relevant Clearing System, the Information and Tabulation Agent shall inform the Issuer, the Trustee and the Borrower, and the Information and Tabulation Agent shall be entitled, but not obliged, to reject the Electronic Voting Instruction.

The beneficial owners of Notes that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the relevant date if they wish to submit Electronic Voting Instructions and procure that the Notes are blocked in accordance with the normal procedures of the relevant Clearing System and the deadlines imposed by such Clearing System.

A Noteholder who wishes to attend and vote at the Meeting and any adjourned Meeting in person must produce at the Meeting a valid voting certificate or certificates issued by the Principal Paying Agent.

A Noteholder may obtain a voting certificate in respect of such Notes by depositing such Notes with the Principal Paying Agent or (to the satisfaction of the Principal Paying Agent) to its order or under its control or arranging for such Notes to be blocked in an account with Euroclear or Clearstream, Luxembourg (unless the Note is the subject of a block voting instruction which has been issued and is outstanding in respect of the Meeting or any adjourned Meeting) not less than 48 hours before the time fixed for the Meeting (or, if applicable, any adjourned Meeting) and, within the relevant time limit specified by Euroclear or Clearstream, Luxembourg, as the case may be, upon terms that the Notes will not cease to be so deposited or held or blocked until the first to occur of the conclusion of the Meeting or any adjourned Meeting and the surrender of the voting certificate to the Information and Tabulation Agent.

A Noteholder not wishing to attend and vote at the Meeting in person may either deliver the Notes or voting certificates to their proxy or representative to attend on their behalf or give a voting instruction (in the form of an Electronic Voting Instruction in accordance with the standard procedures of Euroclear and/or Clearstream, Luxembourg) to, and require the Principal Paying Agent to, include the votes attributable to such Notes in a block voting instruction issued by the Principal Paying Agent for the Meeting or any adjourned Meeting, in which case the Information and Tabulation Agent, as proxy appointed by the Principal Paying Agent, shall attend and vote at the Meeting in accordance with the instructions of Noteholder.

5 Revocation of Electronic Voting Instruction

It is a term of the Proposal that Electronic Voting Instructions in respect of which the relevant Noteholders are eligible to receive the Early Instruction Fee shall be irrevocable from the Early Expiration Deadline. Noteholders who deliver a valid Early Consent Instruction but revoke such Early Consent Instruction before the Final Electronic Voting Deadline will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, not receive the Early Instruction Fee.

Subject as set forth above, any holder of Notes as to which an Electronic Voting Instruction has been given may revoke such Electronic Voting Instruction as to such Notes or any portion of such Notes (in integral multiples of €1,000) by delivering a written notice of revocation or a changed Electronic Voting Instruction bearing a date later than the date of the prior Electronic Voting Instruction to the Clearing Systems at any time prior to the Final Electronic Voting Deadline with respect to such Notes. Noteholders who deliver a valid Early Consent Instruction but revoke such Early Consent Instruction before the Final Electronic Voting Deadline will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, not receive the Early Instruction Fee.

To be effective, a notice of revocation must be in a format customarily used by the Clearing Systems. Only the Direct Participant that previously gave the relevant Electronic Voting Instruction is entitled to revoke such instruction. A beneficial owner of Notes held through a Direct Participant must arrange with such Direct Participant to deliver on its behalf a revocation of any Electronic Voting Instruction already given with respect to such Notes. Noteholders who are not Direct Participants or who hold Notes through any other intermediary are advised to check with such entity when it would require to receive instructions to revoke Electronic Voting Instructions to meet the above deadlines.

The Information and Tabulation Agent reserves the right to contest the validity of any revocation and all questions as to the validity (including time of receipt) of any revocation will be determined by the Information and Tabulation Agent, which determination will be conclusive and binding, subject only to such final review as may be prescribed by the Trustee concerning proof of execution and ownership. None of the Issuer, the Borrower, the Guarantors any of their respective affiliates, the Solicitation Agent, the Information and Tabulation Agent, the Trustee, the Principal Paying Agent, the Irish Paying Agent or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation nor shall any of them incur any liability for failure to give such information.

6 Extension and Subsequent Solicitations

The Early Expiration Deadline shall be 17:00 hours Central European Time on 14 July 2010, unless the Borrower decides to extend the Early Expiration Deadline.

In order to extend the Early Expiration Deadline, the Issuer, at the request of the Borrower, will notify the Information and Tabulation Agent of any extension by giving notice in accordance with these terms and conditions of the Consent Solicitation on or prior to the Final Electronic Voting Deadline. Such announcement may state that the Borrower is extending the Consent Solicitation for a specified period of time or on a daily basis. Failure of any holder or beneficial owner of Notes to be so notified will not affect the extension of the Consent Solicitation.

All announcements to be made by the Issuer or the Borrower (as appropriate) in connection with the Consent Solicitation will be made (i) by the issue of a press release to a recognised financial news service in London and Luxembourg (such as Reuters or Bloomberg), (ii) by delivery of notices to the Clearing Systems for communication to Direct Participants, (iii) through the website of the Irish Stock Exchange (www.ise.ie) and (iv) in accordance with the Transparency Directive and the Luxembourg Transparency Law. Copies of all

announcements, notices and press releases can also be obtained from the Information and Tabulation Agent, the contact details for which appear on the last page of this Consent Solicitation Memorandum. In addition, Noteholders may contact the Information and Tabulation Agent for information on the telephone number set forth on the last page of this Consent Solicitation Memorandum.

7 Termination and Amendment

The Borrower reserves the right at any time prior to the Final Electronic Voting Deadline to: (i) extend the Early Expiration Deadline; (ii) amend the terms of the Consent Solicitation in any respect; provided that such amendment is not, in the opinion of the Trustee, materially prejudicial to Noteholders; or (iii) modify the form or amount of the Early Instruction Fee. In addition, the Borrower reserves the right at any time up to and including the time of the of Meeting to terminate or withdraw the Consent Solicitation or the Proposal, including where the Borrower in its sole discretion, determines that any vote received from any person who is a U.S. resident or who is located in the United States would be necessary for the passage of the Extraordinary Resolution or where it believes that proceeding may violate U.S. federal or state securities laws or the laws of any other jurisdiction. The Issuer or the Borrower (as applicable) will promptly announce any such amendment (a) by the issue of a press release to a recognised financial news service in London and Luxembourg (such as Reuters or Bloomberg), (b) by delivery of notices to the Clearing Systems for communication to Direct Participants and (c) through the website of the Irish Stock Exchange (www.ise.ie).

8 Additional Terms of the Consent Solicitation

All communications, payment or notices to be delivered to or by a Noteholder will be delivered by or sent to or by it at its own risk. All acceptances shall be deemed to be made on the terms set forth herein.

The Information and Tabulation Agent may, in its discretion, elect to treat as valid an Electronic Voting Instruction not complying in all respects with the terms of the Consent Solicitation or in respect of which the relevant Noteholder does not comply with all the subsequent requirements of these terms and conditions.

The Consent Solicitation, each Electronic Voting Instruction and any non-contractual obligations arising out of or in connection with them shall be governed by and construed in accordance with English law. By submitting an Electronic Voting Instruction, a Noteholder irrevocably and unconditionally agrees for the benefit of the Issuer, the Borrower, the Trustee, the Guarantors, the Principal Paying Agent, the Irish Paying Agent, the Solicitation Agent and the Information and Tabulation Agent that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Consent Solicitation or any of the documents referred to above and that, accordingly, any suit, action or proceedings arising out of or in connection with the foregoing may be brought in such courts.

For the avoidance of doubt, the provisions of articles 86 and 94-8 of the Luxembourg law of 10 August 1915 (as amended) on commercial companies are excluded.

None of the Issuer, the Trustee, the Guarantors, the Principal Paying Agent, the Irish Paying Agent, the Solicitation Agent, the Information and Tabulation Agent or any of their respective officers, directors, employees, agents or affiliates makes (and shall not be deemed to make) any recommendation as to whether or not Noteholders should accept the Consent Solicitation or otherwise exercise any rights in respect of the Notes. Accordingly, the Borrower urges Noteholders who are in any doubt as to the impact of the implementation of the Proposal or the Extraordinary Resolution (including any tax consequences) to seek their own independent financial advice.

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Consent Solicitation or the Proposal as presented to the Noteholders in this Consent Solicitation Memorandum (which

it was not involved in formulating or negotiating) or any view as to whether the Noteholders, whether individually or as a class, would be acting in their best interests in voting for or against the Extraordinary Resolution. The Trustee has not been involved in formulating the Consent Solicitation or the Proposal and makes no representation that all relevant information has been disclosed to Noteholders in this Consent Solicitation Memorandum and/or the Notice. The Trustee has not verified any of the statements contained in this Consent Solicitation Memorandum or the Notice.

Unless waived by the Information and Tabulation Agent, any irregularities in connection with acceptances of the Consent Solicitation must be cured within such time as the Information and Tabulation Agent shall determine. None of the Issuer, the Borrower, the Guarantors, the Solicitation Agent, the Trustee, the Principal Paying Agent, the Irish Paying Agent, the Information and Tabulation Agent or any other person will be under any duty to give notification of any defects or irregularities in such acceptances, nor will any of such entities incur any liability for failure to give such notification. Electronic Voting Instructions with respect to the Extraordinary Resolution will be deemed not to have been made until such irregularities have been cured or waived.

None of the Issuer, the Borrower, the Guarantors, the Solicitation Agent, the Trustee, the Principal Paying Agent, the Irish Paying Agent or the Information and Tabulation Agent shall accept any responsibility for failure of delivery of the Consent Solicitation, any acceptance of the Consent Solicitation or any other notice or communication. The Borrower's determination in respect of the Consent Solicitation or any other notice or communication shall be final and binding.

If the Acceptance Conditions are not satisfied on or before the Cut-Off Date, or the Consent Solicitation is terminated or withdrawn after any Noteholder has accepted the Consent Solicitation, the Issuer or the Borrower (as applicable) shall give Noteholders notice as provided herein (or shall procure that such notice is given).

9 Documents Available

For Noteholders' convenience, copies of each of:

(i) the Trust Deed;

(ii) the Agency Agreement;

(iii) the prospectus dated 4 July 2007 relating to the Notes (which includes the form of the Loan Agreement);

(iv) the form of the Extraordinary Resolution; and

(v) drafts (subject to amendment) of:

  (a) the Amended and Restated Conditions;

  (b) the Amended and Restated Loan Agreement;

  (c) the Guarantee Agreement;

  (d) the amended and restated Trust Deed (the "Amended and Restated Trust Deed"); and

  (e) the amended and restated Agency Agreement (the "Amended and Restated Agency Agreement")

(each a "Proposal Document" and together the "Proposal Documents"), which set forth the changes that will be made in respect of the Notes and arrangements related to the Notes (if the Extraordinary Resolution is passed and becomes unconditional),

are available from the date of this Consent Solicitation Memorandum to the conclusion of the Meeting (or any adjourned Meeting), free of charge, (I) on request from the Information and Tabulation Agent and (II) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent. Such documents will also be available for inspection at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London EC2V 5EH, England from the time 15 minutes before and during the Meeting.

If any such version of a Proposal Document is amended after the date of this Consent Solicitation Memorandum and before the date of the Meeting, the amended draft of such document will be made available as set forth above (in each case marked to indicate changes made to the version or drafts made available at the date of this Consent Solicitation Memorandum).

In addition, versions of: (i) the form of Notice of the Meeting and the Extraordinary Resolution (ii) the draft Amended and Restated Conditions, (iii) the draft Amended and Restated Loan Agreement, and (iv) the draft Guarantee Agreement are attached hereto as Exhibits A, B, C, and D respectively.

TAXATION

In view of the number of different jurisdictions where tax laws may apply to Noteholders, this Consent Solicitation Memorandum does not discuss the tax consequences of Noteholders approving the Proposal pursuant to this Consent Solicitation Memorandum. Noteholders are urged to consult their own professional advisers regarding these possible tax consequences under the laws of the jurisdictions that apply to them for their approval of the Proposal and receipt, if applicable, of the Early Instruction Fee. Noteholders are liable for their own taxes and have no recourse to the Issuer, the Borrower, the Guarantors, the Trustee, the Solicitation Agent, the Information and Tabulation Agent, the Principal Paying Agent or the Irish Paying Agent with respect to taxes arising in connection with the Consent Solicitation.

INFORMATION AND TABULATION AGENT AND SOLICITATION AGENT

Lucid Issuer Services Limited has been retained by the Issuer and the Borrower to serve as Information and Tabulation Agent in connection with the Consent Solicitation and Credit Suisse Securities (Europe) Limited has been retained by the Borrower and the Issuer to serve as Solicitation Agent in connection with the Consent Solicitation for the Proposal made to, in each case, Noteholders located outside the United States and not resident in the United States. The Solicitation Agent will not solicit votes on the Proposal from any Noteholders resident or located in the United States. Any U.S. resident Noteholders or Noteholders located in the United States should contact the Information and Tabulation Agent directly for any information related to the Proposal or the Consent Solicitation. The Information and Tabulation Agent and the Solicitation Agent will each receive a fee from the Borrower for serving in such capacities. The Issuer and the Borrower have entered into a solicitation agency agreement with the Solicitation Agent, and separately the Guarantors and the Solicitation Agent have entered into a solicitation agent support agreement, each of which contain certain provisions regarding the indemnity arrangements and in the case of the solicitation agency agreement only, the reimbursement of expenses.

The Solicitation Agent and its affiliates may contact Noteholders regarding the Proposal and may request brokerage houses, custodians, nominees, fiduciaries and others to forward this Consent Solicitation Memorandum and related materials to Noteholders.

None of the Solicitation Agent, the Information and Tabulation Agent or any of their respective directors, employees or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Proposal, the Notes, the Issuer, the Borrower or the Guarantors in this Consent Solicitation Memorandum or for any failure by the Issuer, the Borrower or the Guarantors to disclose events that may have occurred and may affect the significance or accuracy of such information, the terms of any amendment to the Proposal or the period of time during which Electronic Voting Instructions may be revoked (or whether Noteholders are given any revocation rights) following any such amendment.

None of the Solicitation Agent, the Information and Tabulation Agent or any of their respective directors, employees or affiliates makes any representation or recommendation whatsoever regarding the Proposal or any recommendation as to whether Noteholders should participate in the Proposal.

In addition, the Solicitation Agent and its affiliates have provided in the past, and are currently providing, other investment banking, commercial banking and/or financial advisory services to the Issuer, the Borrower and/or the Guarantors. The Solicitation Agent may hold Notes and may continue to make markets in the Notes during the Consent Solicitation.

Neither the Issuer, nor the Borrower nor the Guarantors have authorised any person (including the Information and Tabulation Agent and the Solicitation Agent) to give any information or make any representations in connection with this Consent Solicitation other than, in the case of the Borrower and the Guarantors (but not the Issuer), as set forth herein and, if given or made, such information or representations must not be relied upon as having been authorised by the Issuer, the Borrower, the Guarantors, the Information and Tabulation Agent, the Solicitation Agent or any other person.

Requests for assistance in delivering Electronic Voting Instructions or for additional copies of this Consent Solicitation Memorandum may be directed to the Information and Tabulation Agent at its address and telephone number set forth on the last page of this Consent Solicitation Memorandum.

The Information and Tabulation Agent and the Solicitation Agent are not and will not be agents of the Issuer. The Issuer does not accept any responsibility or liability for the acts or omissions of the Information and

Tabulation Agent or the Solicitation Agent or any losses or liabilities suffered or incurred by any person as a result of such acts or omissions.

EXHIBIT A

FORM OF NOTICE OF MEETING

THE PROPOSAL MADE BY THE BORROWER, WHICH RELATES TO THE MEETING OF NOTEHOLDERS BEING CONVENED BY THE BORROWER, IS NOT BEING MADE AND WILL NOT BE MADE IN OR INTO THE REPUBLIC OF ITALY. NEITHER THIS NOTICE NOR ANY OTHER DOCUMENT RELATING TO THE MEETING OF NOTEHOLDERS HAS BEEN PREPARED FOR PURPOSES OF ANY SOLICITATION OR OFFER TO PURCHASE NOTES IN THE REPUBLIC OF ITALY, AND THIS NOTICE AND SUCH OTHER DOCUMENTS MAY NOT BE DISTRIBUTED OR MADE AVAILABLE IN THE REPUBLIC OF ITALY FOR SUCH PURPOSE. NEITHER THIS NOTICE NOR ANY OTHER DOCUMENT RELATING TO THE MEETING OF NOTEHOLDERS HAS BEEN SUBMITTED TO THE CLEARANCE PROCEDURE OF THE COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA ("CONSOB") PURSUANT TO ITALIAN LAWS AND REGULATIONS.

THIS NOTICE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, ITALY OR ANY OTHER JURISDICTION.

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in doubt as to the action you should take, you are recommended to seek your own financial advice, including in respect of any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 (if you are in the United Kingdom), or from another appropriately authorised independent financial adviser (if you are not).

THE NOTICE IS MADE TO HOLDERS OF SECURITIES OF A NON-U.S. COMPANY. THE NOTICE IS SUBJECT TO DISCLOSURE REQUIREMENTS OF A NON-U.S. COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE UNITED STATES FEDERAL SECURITIES LAWS, SINCE THE BORROWER AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS ARE RESIDENTS OF A NON-U.S. COUNTRY. YOU MAY NOT BE ABLE TO SUE A NON-U.S. COMPANY OR ITS OFFICERS OR DIRECTORS, IN A NON-U.S. COURT FOR VIOLATIONS OF THE UNITED STATES SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A NON-U.S. COMPANY AND ITS AFFILIATES, OR A FOREIGN SOVEREIGN STATE, TO SUBJECT THEMSELVES TO A UNITED STATES COURT'S JUDGMENT.

NOTEHOLDERS SHOULD BE AWARE OF AND CONSIDER THE PRESS RELEASE PUBLISHED ON 6 JULY 2010 BY THE BORROWER WHICH PROVIDES CERTAIN INFORMATION RELATING TO THE BUSINESS OF THE BORROWER AND ITS LIQUIDITY POSITION.

IIB Luxembourg S.A.

(a société anonyme established under the laws of the Grand Duchy of Luxembourg)

(the "Issuer")

NOTICE OF A MEETING

to the holders of the Issuer's outstanding
€200,000,000 9.0% Loan Participation Notes due 2010

ISIN: XS0309114311 Common Code: 030911431

(the "Noteholders" and the "Notes" respectively)

issued by, but without recourse to, the Issuer for the purpose of financing a loan to


IIB

INTERNATIONAL INDUSTRIAL BANK

The International Industrial Bank, Joint Stock Company

(a closed joint stock company organised under the laws of the Russian Federation)
(the "Borrower")

NOTICE IS HEREBY GIVEN that a meeting (the "Meeting") of the Noteholders convened by the Borrower will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London EC2V 5EH, United Kingdom on 21 July 2010 at 11:00 hours Central European Time, for the purpose of considering and, if thought fit, passing the following Resolution which will be proposed as an Extraordinary Resolution in accordance with the provisions of the trust deed (the "Trust Deed") dated 5 July 2007 made between the Issuer and BNY Corporate Trustee Services Limited (the "Trustee"). Unless the context otherwise requires, capitalised terms used but not defined in this Notice shall have the meaning given to them in the Trust Deed, the terms and conditions of the Notes (the "Conditions") or the Consent Solicitation Memorandum (as defined below), as applicable.

Noteholders should be made aware of and consider the press release published on 6 July 2010 by the Borrower which provides certain additional information relating to the business of the Borrower and its liquidity position.

EXTRAORDINARY RESOLUTION

"THAT this Meeting of the holders of the €200,000,000 9.0%. Loan Participation Notes due 2010 of IIB Luxembourg S.A. presently outstanding (the "Notes" and the "Issuer", respectively) having the benefit of a trust deed (the "Trust Deed") dated 5 July 2007 made between the Issuer and BNY Corporate Trustee Services Limited (the "Trustee") hereby:

1. approves, sanctions and authorises and assents to (and authorises, directs, instructs and empowers the Trustee to approve, sanction and authorise) the arrangements, actions and steps proposed by The International Industrial Bank, Joint Stock Company (the "Borrower") (the "Proposal") as described below, and as summarised in the Notice of Meeting dated 6 July 2010, and its implementation on and subject to the condition(s) set forth in paragraph 10 of this Extraordinary Resolution;

2. approves, sanctions and authorises and assents to (and authorises, directs, instructs and empowers the Trustee to acknowledge, assent to and authorise) the entry into the Guarantee Agreement (the "Guarantee Agreement") (substantially in the form attached to the Consent Solicitation Memorandum dated 6 July 2010, issued by the Borrower in connection with this Meeting to which this Extraordinary Resolution relates (the "Consent Solicitation Memorandum") and available, free of charge, (i) on request from Lucid Issuer Services Limited (the "Information and Tabulation Agent") and (ii) for collection or inspection during normal business hours at the specified office of The Bank of New York Mellon (formerly known as The Bank of New York) (the "Principal Paying Agent") with such amendments as the Trustee may approve) relating to the guarantee given by the Nekta Holding Ltd, Enniston Consultants Corp, Roseport Capital Ltd, Brunshaw Finance Ltd, Bennington Global Ltd, Gratton Investments Ltd, Crolite Estates S.A., Leron Services Corp and Fold Investment Holdings Group and (each a "Guarantor" and together the "Guarantors") in favour of (i) the Issuer in respect of all of the Borrower's payment obligations (including, but not limited to, payments of principal and interest) under the amendment and restatement of the €200,000,000 loan agreement dated 5 July 2007 between the Issuer as lender and the Borrower (the "Loan Agreement") (the "Amended and Restated Loan Agreement") and (ii) following the execution of the amended and restated Trust Deed (the "Amended and Restated Trust Deed")), the Trustee in respect of all the Borrower's payment obligations (including, but not limited to, payments of principal and interest) under the Amended and Restated Trust Deed, and authorises, directs, instructs and empowers the Trustee to direct and instruct the Issuer to enter into such Guarantee;

3. approves, sanctions and authorises and assents to the entry into (and authorises, directs, instructs and empowers the Trustee to approve, sanction and consent to the Issuer entering into) the Amended and Restated Trust Deed incorporating amended and restated terms and conditions of the Notes (the "Amended and Restated Conditions") (each substantially in the form available from the Information and Tabulation Agent and the Principal Paying Agent as at the date of this Notice of Meeting and available, free of charge, (i) on request from the Information and Tabulation Agent and (ii) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent with such amendments as the Trustee may approve);

4. approves, sanctions and authorises and assents to the entry into (and authorises, directs, instructs and empowers the Trustee to approve, sanction and consent to the Issuer entering into) the amendment and restatement of the agency agreement dated 5 July 2007 in respect of the Notes (the "Agency Agreement" and such amended Agency Agreement, the "Amended and Restated Agency Agreement") (substantially in the form available from the

Information and Tabulation Agent and the Principal Paying Agent as at the date of this Notice of Meeting and available, free of charge, (i) on request from the Information and Tabulation Agent and (ii) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent with such amendments as the Trustee may approve);

5. approves, sanctions and authorises (and authorises, directs, instructs and empowers each of the Trustee and the Issuer to approve, sanction and authorise and carry out) the taking of any actions or steps and entry into any other arrangements, documents, deeds, agreements, in order to fully implement and effect the arrangements, actions and steps summarised in the Proposal and this Extraordinary Resolution;

6. authorises, directs, instructs and empowers each of the Trustee and the Issuer to concur in, and to execute and do, all such other deeds, instruments, acts and things that may be necessary in the opinion of the Trustee to carry out and give effect to this Extraordinary Resolution;

7. authorises and waives each and every Relevant Event, Default and/or Event of Default (as defined in the Trust Deed), together with any breach of covenant by the Issuer under clauses 12.1.4, 12.1.11 and 12.1.19 of the Trust Deed, which to date may have occurred or which subsists on or at any time prior to the date of this Extraordinary Resolution;

8. approves, sanctions and authorises and assents to every abrogation, amendment, modification, compromise or arrangement in respect of the rights of the Noteholders appertaining to the Notes against the Issuer or the Borrower against any of its/their property whether or not such rights shall arise under the Trust Deed, the Loan Agreement or otherwise, involved in or resulting from or to be effected by, the arrangements and transactions referred to in this Extraordinary Resolution and the Proposal and their implementation and the entry into of the documents referred to in this Extraordinary Resolution and the Proposal;

9. discharges and exonerates the Trustee from all liability for which it may have become or may become responsible under the Trust Deed or the Notes in respect of any act or omission in connection with the Proposal, its implementation or this Extraordinary Resolution;

10. acknowledges and declares that this Extraordinary Resolution shall in all respects be conditional on the satisfaction of the Acceptance Conditions set forth below on or before 17:00 hours Central European Time on the 7th Business Day following the date on which the Meeting is held at which the Extraordinary Resolution is passed (the "Cut-Off Date"); and

11. acknowledges that capitalised terms used in this Extraordinary Resolution and not otherwise defined shall have the same meanings given to them in the Trust Deed, the Conditions or the Consent Solicitation Memorandum, as applicable, unless the context otherwise requires.

The Acceptance Conditions, being the conditions to the effectiveness of the Extraordinary Resolution, are as set forth below:

(i) that the Extraordinary Resolution is duly passed at the meeting of holders convened for the purpose of considering such resolution as evidenced by a copy of the minutes of the Meeting (or adjourned Meeting) signed by the chairman thereof;

(ii) that the guarantee agreement substantially in the form attached to the Consent Solicitation Memorandum as Exhibit D (the "Guarantee Agreement") subject to such amendments thereto as may be considered necessary or desirable in order to fully implement and effect the arrangements, actions and steps summarised in the Proposal and this Extraordinary Resolution, is duly executed and entered into, as evidenced by the delivery by, or on behalf of the Issuer, to the Trustee of a PDF copy of the duly executed Guarantee Agreement;

(iii) that each of the other Proposal Documents (defined below) substantially in the form available from the Information and Tabulation Agent and the Principal Paying Agent as at the date of this Notice of Meeting, subject to such amendments thereto as may be considered necessary or desirable in order to fully implement and effect the arrangements, actions and steps summarised in the Proposal and this Extraordinary Resolution, is duly executed and entered into (and, if applicable, delivered) by each of the relevant parties; as evidenced by the delivery by, or on behalf of the Issuer, to the Trustee of a PDF copy of the duly executed Proposal Documents;

(iv) that the Early Instruction Fee (defined below) has been paid to the Clearing Systems for payment to the relevant Noteholders as evidenced by the bank effecting such payments on behalf of the Borrower confirming to the Trustee by tested telex or authenticated SWIFT the irrevocable payment instructions relating to such payments; and

(v) prior to the completion of the events contemplated by (ii) to (iv) above, the Borrower has not determined that implementation of the measures approved by the Extraordinary Resolution would, in the Borrower's sole discretion, cause the Borrower to be concerned that there could be a violation or a contravention of U.S. federal and state securities laws or the laws of any other jurisdiction.

provided, however, that the Acceptance Conditions shall be deemed not to have been met unless, at the time the last Acceptance Condition is satisfied, there are no defaults outstanding under any of the Indebtedness (as defined under the Loan Agreement) of the Borrower or any Material Subsidiary (as defined under the Loan Agreement), other than any default that will cease to be continuing by virtue of the Extraordinary Resolution becoming effective.

In addition, the Borrower may, in its sole discretion, elect to cause the Extraordinary Resolution not to take effect if the Borrower determines that any vote received from any person who is a U.S. resident or who is located in the United States was necessary for the passage of the Extraordinary Resolution.

THE PROPOSAL

SUMMARY OF THE PROPOSAL

Set forth below is a summary of the Proposal. This summary does not purport to be complete and is qualified in its entirety by reference to the Proposal Documents, and all such documents, and not this summary, should be considered for the full and complete terms of the Extraordinary Resolution. The (i) form of Notice of the Meeting and the Extraordinary Resolution, (ii) Trust Deed (in which the conditions of the Notes (the "Conditions") are set out in Schedule 3 thereto), (iii) agency agreement dated 5 July 2007 in respect of the Notes (the "Agency Agreement"), (iv) prospectus dated 4 July 2007 in respect of the Notes (which includes the form of the €200,000,000 loan agreement dated 5 July 2007 between IIB Luxembourg S.A. as lender and The International Industrial Bank, Joint Stock Company as borrower (the "Loan Agreement")), and (v)

the Proposal Documents (as defined below) are available from the date of this Notice of Meeting to the conclusion of the Meeting (or any adjourned Meeting), free of charge, (a) on request from the Information and Tabulation Agent and (b) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent. Such documents will also be available for inspection at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London EC2V 5EH, England from the time 15 minutes before and during the Meeting.

If any such version of a Proposal Document is amended after the date of this Notice of Meeting and before the date of the Meeting, the amended draft of such document will be made available as set forth above (in each case marked to indicate changes made to the version or drafts made available at the date of this Notice of Meeting).

In addition, versions of: (i) the draft form of the amended and restated Conditions that would be effective if the Proposal becomes effective (the "Amended and Restated Conditions"), (ii) the draft form of the amended and restated Loan Agreement that would be effective if the Proposal becomes effective (the "Amended and Restated Loan Agreement"), and (iii) the draft form of the Guarantee Agreement are attached to the Consent Solicitation Memorandum as Exhibits B, C, and D respectively.

Noteholders should consider carefully (i) the existing documentation relating to the Notes (including, but not limited to, the Conditions, the Trust Deed, the Agency Agreement and the Loan Agreement) (the "Existing Documents") and (ii) the Proposal Documents, in deciding what action to take in relation to the Extraordinary Resolution. The following summary indicates the principal terms of the Proposal. It is a summary only and is qualified in its entirety by the documents made available to the Noteholders and the disclosure set forth elsewhere in this Notice of Meeting.

The Borrower has convened a Meeting and has requested the Noteholders to consider and, if thought fit, pass the Extraordinary Resolution which, subject to certain conditions set forth therein, will sanction and authorise:

(i) An amendment to the Loan Agreement so as to extend the Repayment Date (as defined in the Loan Agreement) of the Loan (as defined in the Loan Agreement) from 6 July 2010 to 6 July 2011. Consequently, the maturity date of the Notes will be extended from 6 July 2010 to 6 July 2011.

(ii) The granting of a guarantee in favour of the Issuer by the Guarantors, pursuant to which they will guarantee the Borrower's obligations under the Loan Agreement (the "Loan Guarantee"). Aside from such guarantee, pursuant to the terms of such guarantee:

    (a) Until such time as any of the Shares (as defined below) are disposed of by one or more of the Guarantors, the Guarantors will (i) on the first Business Day in each calendar month, deliver to the Issuer and the Trustee an Officers' Certificate (as defined in the Guarantee Agreement) confirming that the Guarantors, between them, directly or indirectly own all of the Shares; and (ii) as soon as reasonably practicable and in any event no later than 10 Business Days following the transfer by one or more Guarantors of their direct or indirect ownership interest in any of the Shares, deliver to the Issuer and the Trustee, an Officers' Certificate confirming that such a disposal has occurred and the date on which it was completed (such date of disposal being the "Date of Sale").

    (b) In connection with any disposal of any Shares by one or more Guarantors contemplated by paragraph (a) above, the Guarantors agree to procure that a part of the consideration for such disposal at least equal to all amounts payable to the Issuer pursuant to paragraph (c)

below in respect of the novation of the Loan Agreement shall be paid promptly on completion, to an account or accounts in the name of one or more of the Guarantors.

(c) Within 20 Business Days from and excluding the Date of Sale, the Guarantors will pay to the Issuer an amount equal to the full principal amount of the Loan outstanding at such time together with interest accrued to, but excluding, the date of such payment and in consideration for such payment, the Issuer shall promptly thereafter enter into a Deed of Novation with the Borrower and one or more Guarantors, pursuant to which the Lender shall novate to such Guarantor or Guarantors, as the case may be, all of its rights and obligations under the Loan Agreement and upon payment in full to the Issuer of such amounts, each of the Guarantors will be released from the Loan Guarantee with no further formalities required and the security interest created under the Amended and Restated Trust Deed in relation to the Issuer's rights, interests and benefits under the Guarantee Agreement shall be released with no further formalities or notice required.

For the purpose of this summary, "Shares" means the shares and or other equivalents (however designated) of corporate stock, partnership interests or any other participation, right, warrant, option or other interest in the nature of any equity interest held differently directly or indirectly by the Guarantors in JSC Baltiysky Zavod or JSC Shipbuilding Plant "Severnaya Verf" as of the date of the Consent Solicitation Memorandum.

(iii) An amendment to the Loan Agreement whereby, if, following the sale of the Shares, the Guarantors do not, within 20 Business Days of, and excluding, the Date of Sale, pay to the Issuer an amount equal to the full principal amount outstanding under the Loan Agreement at such time together with interest accrued to, but excluding, the date of such payment, then, without diligence, presentment, demand of payment, protest or notice of any kind, the Borrower will be obliged to immediately prepay the Loan (as defined in the Loan Agreement) in whole (without premium or penalty) and pay accrued and unpaid interest on such outstanding principal amount up to and excluding such prepayment date, whereupon the Notes shall be redeemed by the Issuer in whole, but not in part, without giving any prior notice to the Noteholders, at the principal amount thereof, together with interest accrued and unpaid to, but excluding, the date of repayment.

(iv) Amendments to the Events of Default in the Loan Agreement to provide that certain events with regard to the Guarantors, including a failure by the Guarantors to perform or observe any other covenant or agreement contained in the Guarantee Agreement (subject to applicable grace periods), will result in an Event of Default (as defined in the Amended and Restated Loan Agreement) occurring under the Loan Agreement.

(v) The payment of the sum of €18,000,000.00 in respect of interest on the Loan Agreement that is due by the Borrower to the Lender on the Interest Payment Date (as defined in the Loan Agreement) falling on 6 July 2010 is to be paid on the Business Day following the Effective Date. No additional sums of interest will be payable by the Borrower as a result of such extension. Consequently, as a consequence of the payment mechanism under the Notes, the interest that is payable on the Notes on the Interest Payment Date falling on 6 July 2010 will be paid on the second Business Day immediately following the Effective Date.

(vi) Amendments to the Trust Deed such that, in addition to the security already created pursuant to the Trust Deed, the Issuer will also charge with full title guarantee by way of first fixed charge in favour of the Trustee for itself and as trustee for the Noteholders –

(a) all its rights, interests and benefits in and to principal, interest and other amounts paid and payable now or at any time by the Guarantors to the Issuer as guarantors under the Guarantee Agreement; and

(b) all its rights, interests and benefits in and to receipt of all sums which may be or become payable by the Guarantors to the Issuer under any claim, award or judgment relating to the Guarantee Agreement.

(vii) Amendment to the Trust Deed to grant the Issuer the right to refuse to honour a transfer of an interest in Notes to a person in the United States or a U.S. resident who is not a QIB and also a QP.

(viii) Other amendments of an ancillary nature to reflect changing market practice with respect to documentation for Russian Eurobond issuances as more fully set out in the Exhibits to the Consent Solicitation Memorandum or the Proposal Documents.

(ix) The Trustee to authorise and waive each and every Relevant Event, Default and/or Event of Default (as defined in the Trust Deed), together with any breach of covenant by the Issuer under clauses 12.1.4, 12.1.11 and 12.1.19 of the Trust Deed, which to date may have occurred or which subsists on or at any time prior to the date of the Extraordinary Resolution.

(x) Each of the Trustee and the Issuer to concur in, and to execute and do, all such other deeds, instruments, acts and things that may be necessary in the opinion of the Trustee to carry out and give effect to the Extraordinary Resolution.

Each Noteholder from whom a valid Electronic Voting Instruction in favour of the Extraordinary Resolution (and instructing the Principal Paying Agent to appoint the Information and Tabulation Agent as proxy to vote on the Extraordinary Resolution in respect of all the Noteholder's Notes included in an Electronic Voting Instruction) is received by the Information and Tabulation Agent on or before the Early Expiration Deadline (which is expected to be 17:00 hours Central European Time on 14 July 2010, unless extended as provided herein (the "Early Expiration Deadline")) and not revoked prior to the Final Electronic Voting Deadline will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, be eligible to receive €50 per €1,000 of the principal amount of the Notes which are the subject of the Electronic Voting Instruction (the "Early Instruction Fee") as consideration for the Noteholder's delivery of valid Electronic Voting Instructions in favour of the Extraordinary Resolution. Noteholders who do not deliver a valid Early Consent Instruction or who revoke such Early Consent Instruction before the Final Electronic Voting Deadline or who otherwise make arrangements to vote or abstain from voting at the Meeting will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, not receive the Early Instruction Fee.

The Borrower reserves the right at any time prior to the Final Electronic Voting Deadline to: (i) extend the Early Expiration Deadline; (ii) amend the terms of the Consent Solicitation in any respect, provided that such amendment is not, in the opinion of the Trustee, materially prejudicial to Noteholders; or (iii) modify the form or amount of the Early Instruction Fee. In addition, the Borrower reserves the right at any time up to and including the time of the Meeting terminate or withdraw the Consent Solicitation or the Proposal, including where the Borrower in its sole discretion, determines that any vote received from any person who is a U.S. resident or who is located in the United States would be necessary for the passage of the Extraordinary Resolution or where it believes that proceeding may violate U.S. federal or state securities laws or the laws of any other jurisdiction.

GENERAL

The Issuer has confirmed to the Borrower that if the Extraordinary Resolution is passed at the Meeting which complies with the quorum and voting requirements set forth in this Notice of Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date it will implement the Extraordinary Resolution.

Subject to the passing of the Extraordinary Resolution and the other Acceptance Conditions having been satisfied on or before the Cut-Off Date, each Noteholder from whom a valid Electronic Voting Instruction in favour of the Extraordinary Resolution (and instructing the Principal Paying Agent to appoint the Information and Tabulation Agent as proxy to vote on the Extraordinary Resolution in respect of all the Noteholder's Notes included in an Electronic Voting Instruction) is received by the Information and Tabulation Agent via the Clearing System on or before the Early Expiration Deadline (which is expected to be 17:00 hours Central European Time on 14 July 2010, unless extended as provided herein (the "Early Expiration Deadline")) and not revoked prior to the Final Electronic Voting Deadline (the "Early Consent Instruction") will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, be eligible to receive €50 per €1,000 of the principal amount of the Notes which are the subject of the Electronic Voting Instruction (the "Early Instruction Fee") as consideration for the Noteholder's delivery of valid Electronic Voting Instructions in favour of the Extraordinary Resolution. Noteholders who do not deliver a valid Early Consent Instruction or who revoke such Early Consent Instruction before the Final Electronic Voting Deadline or who otherwise make arrangements to vote or abstain from voting at the Meeting will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, not receive the Early Instruction Fee.

Noteholders may deliver Electronic Voting Instructions through the Clearing Systems, in accordance with the procedures of, and by the earlier deadlines specified by, the Clearing Systems for receipt by the Information and Tabulation Agent during the consent period, which commences on the Launch Date (being 6 July 2010) and expires at the Final Electronic Voting Deadline, being 11:00 hours Central European Time on 19 July 2010 (the "Consent Period"). During the period immediately following the Final Electronic Voting Deadline and ending at the conclusion of the Meeting, Noteholders will not be able to deliver Electronic Voting Instructions. All valid Electronic Voting Instructions that are properly delivered through the Clearing Systems to the Information and Tabulation Agent by the Final Electronic Voting Deadline will be given effect in accordance with the specifications thereof. Noteholders who do not deliver a valid Early Consent Instruction or who revoke such Early Consent Instruction before the Final Electronic Voting Deadline or who otherwise make arrangements to vote or abstain from voting at the Meeting will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, not receive the Early Instruction Fee.

Provided the applicable provisions of the Trust Deed are complied with, Noteholders may vote at the Meeting on the Extraordinary Resolution either in person or by proxy (including, in the case of a Noteholder which is a corporation, through a "representative" (as defined in the Trust Deed)).

Noteholders may only deliver Electronic Voting Instructions in respect of the Notes in principal amounts of €1,000 and integral multiples thereof.

For Noteholders' review, copies of each of:

(i) the Trust Deed;

(ii) the Agency Agreement;

(iii) the prospectus dated 4 July 2007 relating to the Notes (which includes the form of the Loan Agreement);

(iv) the form of the Extraordinary Resolution; and

(v) drafts (subject to amendment) of the:

(a) the Amended and Restated Conditions;

(b) the Amended and Restated Loan Agreement

(c) the Guarantee Agreement;

(d) the Amended and Restated Trust Deed;

(e) the Amended and Restated Agency Agreement,

(each a "Proposal Document" and together the "Proposal Documents"), which set forth the changes that will be made in respect of the Notes and arrangements related to the Notes (if the Extraordinary Resolution is passed and becomes unconditional),

are available from the date of this Notice of Meeting to the conclusion of the Meeting (or any adjourned Meeting), free of charge, (a) on request from the Information and Tabulation Agent and (b) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent. Such documents will also be available for inspection at the offices of Cleary Gottlieb Steen & Hamilton LLP, City Place House, 55 Basinghall Street, London EC2V 5EH, England United Kingdom from the time 15 minutes before and during the Meeting.

If any such version of a Proposal Document is amended after the date of this Notice of Meeting and before the date of the Meeting, the amended draft of such document will be made available as set forth above (in each case marked to indicate changes made to the version or drafts made available at the date of this Notice of Meeting).

In addition, versions of: (i) the draft Amended and Restated Conditions, (ii) the draft Amended and Restated Loan Agreement, and (iii) the draft Guarantee Agreement are attached to the Consent Solicitation Memorandum as Exhibits B, C, and D respectively.

If a draft Proposal Document is amended after the date of this Notice and before the date of the Meeting, the amended draft of such document will be made available by the Borrower as set forth above (marked to indicate changes made to the version made available at the date of this Notice).

Noteholders who are in any doubt as to the impact of the Extraordinary Resolution and the implementation of the Proposal are recommended to seek their own independent financial and legal advice, including in respect of any tax consequences.

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Proposal as presented to the Noteholders in this Notice of Meeting (which it was not involved in formulating or negotiating) or any view as to whether the Noteholders, whether individually or as a class, would be acting in their best interests in voting for or against the Extraordinary Resolution. The Trustee has not been involved in formulating the Proposal and makes no representation that all relevant information has been disclosed to Noteholders in this Notice of Meeting. The Trustee has not verified any of the statements contained in this Notice of Meeting.

The Issuer has not made any investigation of the current circumstances of the Guarantors, financial or otherwise. Accordingly, Noteholders who are in any doubt as to the impact of the approval of the Extraordinary Resolution should seek their own independent financial advice.

VOTING AND QUORUM

Every question submitted to the Meeting will be decided on a poll, with every person who is so present having one vote in respect of each €1,000 in principal amount of each Note so held or owned or in respect of which he is a proxy or a representative or the holder of a voting certificate. In order for the Extraordinary Resolution to be approved at the Meeting, the required quorum must be present, being one or more persons present holding Notes or being proxies or representatives and holding or representing not less than two-thirds of the principal amount of the Notes for the time being outstanding, and the Extraordinary Resolution must be passed by the affirmative vote of holders of outstanding Notes present in person, or being proxies or representatives owning in the aggregate not less than two-thirds in principal amount of the outstanding Notes owned by the holders so present or represented at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned for a period being not less than 14 days nor more than 42 days. At least 10 days' notice of such adjourned Meeting must be given in the same manner as for the original Meeting and such notice shall state the quorum required at such adjourned Meeting. The quorum at any such adjourned Meeting being one or more persons present holding Notes or being proxies or representatives and holding or representing not less than one-quarter of the aggregate principal amount of the Notes for the time being outstanding.

As of the date hereof, €200,000,000 in principal amount of the Notes was outstanding for the purposes of the Trust Deed.

If the Extraordinary Resolution is approved and becomes effective, each present and future holder of the Notes will be bound by the Extraordinary Resolution, whether or not such holder voted in respect of the Proposal, and whether or not such holder voted for or against the Extraordinary Resolution

Attending the Meeting and voting in person or by proxy (other than the Information and Tabulation Agent) or by a representative will not entitle any Noteholder to receive the Early Instruction Fee. The provisions of this paragraph are without limitation to a Noteholder's right to attend and vote at the Meeting of Noteholders or appoint a proxy or representative to do so.

Noteholders that wish to vote on the Proposal are invited to deliver Electronic Voting Instructions through the Clearing Systems in accordance with the procedures of, and by the earlier deadlines specified by, the Clearing Systems for receipt by the Information and Tabulation Agent before the Early Expiration Deadline in order to be eligible to be paid the Early Instruction Fee. Noteholders are advised to check with the bank, securities broker, Clearing Systems or other intermediary through which they hold their Notes whether such intermediary applies different deadlines for any of the events specified.

Noteholders who do not deliver valid Electronic Voting Instructions in favour of the Extraordinary Resolution through the Clearing Systems for receipt by the Information and Tabulation Agent before the Early Expiration Deadline or who revoke such Electronic Voting Instructions before the Final Electronic Voting Deadline or who otherwise make arrangements to vote or abstain from voting at the Meeting will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, not receive the Early Instruction Fee. After the Final Electronic Voting Deadline Noteholders will be entitled to attend and vote at the Meeting by voting in person, or by proxy (other than the Information and Tabulation Agent) or by a representative as explained in this Notice of Meeting. Attending the Meeting and voting in person or by proxy (other than the Information and Tabulation Agent) or by a representative will not entitle any Noteholder to be paid the Early Instruction Fee.

By receiving this Notice of Meeting and delivering an Electronic Voting Instruction through the Clearing Systems to the Information and Tabulation Agent, Direct Participants are deemed to authorise the relevant Clearing System to disclose their identity, holdings and Clearing System account details to the Information and Tabulation Agent for disclosure to the Issuer, the Trustee, the Borrower and Credit Suisse Securities (Europe) Limited as solicitation agent (the "Solicitation Agent").

Noteholders who are not Direct Participants should arrange for the Direct Participant through which they hold their Notes to deliver an Electronic Voting Instruction on their behalf to and through, and in accordance with and by the earlier deadlines specified by, the relevant Clearing System for receipt by the Information and Tabulation Agent before the Early Expiration Deadline or the Final Electronic Voting Deadline, as the case may be, and otherwise as explained in this Notice of Meeting.

By delivering Electronic Voting Instructions through the Clearing Systems for receipt by the Information and Tabulation Agent, each Noteholder is deemed to represent and warrant to the Issuer, the Borrower, the Guarantors, the Solicitation Agent, the Information and Tabulation Agent and the Trustee as follows (the "Status Confirmation"):

(i) that it is not a person to whom it is unlawful to make the Consent Solicitation or Proposal under applicable securities laws, that it has not distributed or forwarded the Consent Solicitation Memorandum or any other documents or materials relating to the Consent Solicitation to any person(s) to whom such distribution cannot be lawfully made, and that it has (before submitting, or arranging for the submission on its behalf, as the case may be, of the Electronic Voting Instruction or other voting instruction in respect of the Notes it holds) complied with all laws and regulations applicable to it for the purposes of its participation in the Consent Solicitation;

(ii) that it is not located in Italy, that it did not receive the Consent Solicitation Memorandum or any invitation to participate in the Consent Solicitation in Italy and that it is not acting on behalf of investors located or resident in Italy; and

(iii) that (a) the beneficial owner of the Notes is located outside the United States and is not a U.S. resident ("U.S. resident"), as determined for the purposes of the United States Investment Company Act of 1940 (the "Investment Company Act"), and its vote on the Extraordinary Resolution will be submitted from outside the United States, (b) the beneficial owner of the Notes is located in the United States or is a U.S. resident and is both a qualified institutional buyer ("QIB") within the meaning of Rule 144A under the United States Securities Act of 1933 (the "Securities Act") and a qualified purchaser ("QP") within the meaning of the Investment Company Act or (c) it has otherwise contacted the Information and Tabulation Agent to inform them that it is unable to make the representations in (a) and (b) of this paragraph (iii) and have provided them details of its location and investor status;

Each Noteholder will be permitted to submit Electronic Voting Instructions even if such Noteholder is unable to make one or more of the foregoing representations and warranties. By submitting Electronic Voting Instructions, however, each Noteholder will be deemed to have made all of the foregoing representations and warranties, except to the extent that such Noteholder has contacted the Information and Tabulation Agent and informed the Information and Tabulation Agent which of the foregoing representations such Noteholder is unable to make and the reasons why it is unable to do so.

Accordingly, Noteholders who are unable to make such confirmations should contact the Information and Tabulation Agent at the earliest opportunity.

By delivering a valid Electronic Voting Instruction to the relevant Clearing System, the Noteholder is deemed to represent, warrant and undertake to the Issuer, the Borrower, the Information and Tabulation Agent, the Guarantors, the Trustee and the Solicitation Agent that its Notes are blocked in its account at the relevant Clearing System to the order of the Information and Tabulation Agent, at the time of submission of an Electronic Voting Instruction, and will continue to be so blocked, until the earlier of (a) the conclusion of the Meeting, (b) termination or withdrawal of the Consent Solicitation in accordance with the terms of the Proposal, or (c) in the case of Notes in respect of which the Electronic Voting Instruction has been validly revoked, the date on which such instruction is validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System. Noteholders should ensure that the relevant Clearing System in which their Notes are held has received irrevocable instructions to block such Notes as set forth herein in the securities account to which they are credited.

The Borrower expects that the receipt of an Electronic Voting Instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System.

Noteholders should ensure that the relevant Clearing System in which their Notes are held has received irrevocable instructions to block such Notes as set forth herein in the securities account to which they are credited. Such blocking should take effect from, and including, the day on which the Electronic Voting Instruction is submitted so that no transfers may be effected in relation to such Notes at any time after such date until such block is released by the Principal Paying Agent upon the instructions of the Information and Tabulation Agent Noteholders should also ensure that the relevant Clearing System has received irrevocable instructions that the Noteholder has instructed the Principal Paying Agent to appoint the Information and Tabulation Agent as proxy to vote on the Extraordinary Resolution in respect of all the Noteholder's Notes included in an Electronic Voting Instruction as directed in that Electronic Voting Instruction. Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System. The Issuer, the Borrower and the Information and Tabulation Agent shall be entitled to accept submission of an Electronic Voting Instruction as deemed confirmation that such Notes have been so blocked. In the event that Notes are not blocked in accordance with the procedures of the relevant Clearing System, the Information and Tabulation Agent shall inform the Issuer, the Trustee and the Borrower, and the Information and Tabulation Agent shall be entitled, but not obliged, to reject the Electronic Voting Instruction.

The beneficial owners of Notes that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the relevant date if they wish to submit Electronic Voting Instructions and procure that the Notes are blocked in accordance with the normal procedures of the relevant Clearing System and the deadlines imposed by such Clearing System.

A Noteholder who wishes to attend and vote at the Meeting and any such adjourned Meeting in person must produce at the Meeting a valid voting certificate or certificates issued by the Principal Paying Agent.

A Noteholder may obtain a voting certificate in respect of such Notes by depositing such Notes with the Principal Paying Agent or (to the satisfaction of the Principal Paying Agent) to its order or under its control or arranging for such Notes to be blocked in an account with Euroclear or Clearstream, Luxembourg (unless the Note is the subject of a block voting instruction which has

been issued and is outstanding in respect of the Meeting or any such adjourned Meeting) not less than 48 hours before the time fixed for the Meeting (or, if applicable, any such adjourned Meeting) and, within the relevant time limit specified by Euroclear or Clearstream, Luxembourg as the case may be, upon terms that the Notes will not cease to be so deposited or held or blocked until the first to occur of the conclusion of the Meeting or any such adjourned Meeting and the surrender of the voting certificate to the Information and Tabulation Agent.

A Noteholder not wishing to attend and vote at the Meeting in person may either deliver the Notes or voting certificates to their proxy or representative to attend on their behalf or give a voting instruction (in the form of an Electronic Voting Instruction in accordance with the standard procedures of Euroclear and/or Clearstream, Luxembourg) to, and require the Principal Paying Agent to, include the votes attributable to such Notes in a block voting instruction issued by the Principal Paying Agent for the Meeting or any such adjourned Meeting, in which case the Information and Tabulation Agent, as proxy appointed by the Principal Paying Agent, shall attend and vote at the Meeting in accordance with the instructions of Noteholder.

Revocation of Electronic Voting Instruction

It is a term of the Proposal that Electronic Voting Instructions in respect of which the relevant Noteholders are eligible to receive the Early Instruction Fee shall be irrevocable from the Early Expiration Deadline. Noteholders who deliver a valid Early Consent Instruction but revoke such Early Consent Instruction before the Final Electronic Voting Deadline will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date not receive the Early Instruction Fee.

Subject as set forth above, any holder of Notes as to which an Electronic Voting Instruction has been given may revoke such Electronic Voting Instruction as to such Notes or any portion of such Notes (in integral multiples of €1,000) by delivering a written notice of revocation or a changed Electronic Voting Instruction bearing a date later than the date of the prior Electronic Voting Instruction to the Clearing Systems at any time prior to the Final Electronic Voting Deadline with respect to such Notes. Noteholders who deliver a valid Early Consent Instruction but revoke such Early Consent Instruction before the Final Electronic Voting Deadline will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied on or before the Cut-Off Date, not receive the Early Instruction Fee.

To be effective, a notice of revocation must be in a format customarily used by the Clearing Systems. Only the Direct Participant that previously gave the relevant Electronic Voting Instruction is entitled to revoke such instruction. A beneficial owner of Notes held through a Direct Participant must arrange with such Direct Participant to deliver on its behalf a revocation of any Electronic Voting Instruction already given with respect to such Notes. Noteholders who are not Direct Participants or who hold Notes through any other intermediary are advised to check with such entity when it would require to receive instructions to revoke Electronic Voting Instructions to meet the above deadlines.

The Information and Tabulation Agent reserves the right to contest the validity of any revocation and all questions as to the validity (including time of receipt) of any revocation will be determined by the Information and Tabulation Agent, which determination will be conclusive and binding subject only to such final review as may be prescribed by the Trustee concerning proof of execution and ownership. None of the Issuer, the Borrower, the Guarantors any of their respective affiliates, the Solicitation Agent, the Information and Tabulation Agent, the Trustee, the Principal Paying Agent, BNY Fund Services (Ireland) Limited as Irish paying agent (the "Irish Paying

Agent") or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation nor shall any of them incur any liability for failure to give such information.

Extension and Subsequent Solicitations

The Early Expiration Deadline shall be 17:00 hours Central European Time on 14 July 2010, unless the Borrower decides to extend the Early Expiration Deadline.

In order to extend the Early Expiration Deadline, the Issuer, at the request of the Borrower, will notify the Information and Tabulation Agent of any extension by giving notice in accordance with these terms and conditions of the Consent Solicitation on or prior to the Final Electronic Voting Deadline. Such announcement may state that the Borrower is extending the Consent Solicitation for a specified period of time or on a daily basis. Failure of any holder or beneficial owner of Notes to be so notified will not affect the extension of the Consent Solicitation.

All announcements made by the Issuer or the Borrower (as appropriate) in connection with the Consent Solicitation will be made: (i) by the issue of a press release to a recognised financial news service in London and Luxembourg (such as Reuters or Bloomberg); (ii) by delivery of notices to the Clearing Systems for communication to Direct Participants; (iii) through the website of the Irish Stock Exchange (www.ise.ie); and (iv) and (iv) in accordance with the Directive 2004/109/EC (the "Transparency Directive) and Luxembourg Law of 11 January 2008 on transporting requirements relating to information on issues whose securities are admitted to trading on a regulated market (the "Luxembourg Transparency Law") Copies of all announcements, notices and press releases can also be obtained from the Information and Tabulation Agent, the contact details for which appear on the last page of this Notice of Meeting. In addition, Noteholders may contact the Information and Tabulation Agent for information on the telephone number on the last page of this Notice of Meeting.

Termination and Amendment

The Borrower reserves the right at any time prior to the Final Electronic Voting Deadline to: (i) extend the Early Expiration Deadline; (ii) amend the terms of the Consent Solicitation in any respect; provided that such amendment is not, in the opinion of the Trustee, materially prejudicial to Noteholders; or (iii) modify the form or amount of the Early Instruction Fee. In addition, the Borrower reserves the right at any time up to and including the Time and Date of Meeting terminate or withdraw the Consent Solicitation or the Proposal, including where the Borrower in its sole discretion determines that any vote received from any person who is a U.S. resident or who is located in the United States would be necessary for the passage of the Extraordinary Resolution or where it believes that proceeding may violate U.S. federal or state securities laws or the laws of any other jurisdiction. The Issuer or the Borrower (as applicable) will promptly announce any such amendment (a) by the issue of a press release to a recognised financial news service in London and Luxembourg (such as Reuters or Bloomberg), (b) by delivery of notices to the Clearing Systems for communication to Direct Participants and (c) through the website of the Irish Stock Exchange (www.ise.ie).

Additional Terms of the Consent Solicitation

All communications, payment or notices to be delivered to or by a Noteholder will be delivered by or sent to or by it at its own risk. All acceptances shall be deemed to be made on the terms set forth herein.

The Information and Tabulation Agent may, in its discretion, elect to treat as valid an Electronic Voting Instruction not complying in all respects with the terms of the Consent Solicitation or in respect of which the relevant Noteholder does not comply with all the subsequent requirements of these terms and conditions.

The Consent Solicitation, each Electronic Voting Instruction and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with English law. By submitting an Electronic Voting Instruction a Noteholder irrevocably and unconditionally agrees for the benefit of the Issuer, the Borrower, the Trustee, the Guarantors, the Principal Paying Agent, the Irish Paying Agent, the Solicitation Agent and the Information and Tabulation Agent that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Consent Solicitation or any of the documents referred to above and that, accordingly, any suit, action or proceedings arising out of or in connection with the foregoing may be brought in such courts.

For the avoidance of doubt, the provisions of articles 86 and 94-8 of the Luxembourg law of 10 August 1915 (as amended) on commercial companies are excluded.

Unless waived by the Information and Tabulation Agent, any irregularities in connection with acceptances of the Consent Solicitation must be cured within such time as the Information and Tabulation Agent shall determine. None of the Issuer, the Borrower, the Guarantors, the Solicitation Agent, the Trustee, the Principal Paying Agent, the Irish Paying Agent, the Information and Tabulation Agent and any other person will be under any duty to give notification of any defects or irregularities in such acceptances, nor will any of such entities incur any liability for failure to give such notification. Electronic Voting Instructions with respect to the Extraordinary Resolution will be deemed not to have been made until such irregularities have been cured or waived.

If the Acceptance Conditions are not satisfied on or before the Cut-Off Date, or the Consent Solicitation is terminated or withdrawn after any Noteholder has accepted the Consent Solicitation, the Issuer or the Borrower (as applicable) shall give Noteholders notice as provided herein (or shall procure that such notice is given).

Every question submitted to the Meeting will be decided on a poll, with every person who is so present shall have one vote in respect of each €1,000 in principal amount of each Note so held or owned or in respect of which he is a proxy or a representative or the holder of a voting certificate.

In order for the Extraordinary Resolution to be approved at the Meeting, the required quorum must be present, being one or more persons present holding Notes or being proxies or representatives and holding or representing not less than two-thirds of the principal amount of the Notes for the time being outstanding, and the Extraordinary Resolution must be passed by the affirmative vote of holders of outstanding Notes present in person, or being proxies or representatives owning in the aggregate not less than two-thirds in principal amount of the outstanding Notes owned by the holders so present, or proxies or representatives at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned for a period being not less than 14 days nor more than 42 days. At least 10 days' notice of such adjourned Meeting must be given in the same manner as for the original Meeting and such notice shall state the quorum required at such adjourned Meeting. The quorum at any such adjourned Meeting being one or more persons present holding Notes or being proxies or representatives and holding or representing not less than one-quarter of the aggregate principal amount of the Notes for the time being outstanding.

SPECIFIED OFFICES OF THE ISSUER, SOLICITATION AGENT, INFORMATION AND INFORMATION AND TABULATION AGENT, TRUSTEE, PRINCIPAL PAYING AGENT AND IRISH PAYING AGENT

ISSUER

IIB Luxembourg S.A.
1 Allée Scheffer
L-2520, Luxembourg

Attn: The Directors

Email: Alexander.Fantuz@TMF-Group.com

Fax: +352 24 14 33 300

SOLICITATION AGENT
(solely for Notes held outside the United States by non-U.S. residents)

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Attn: Liability Management Group
Tel: +44 20 7883 8763
Email: liability.management@credit-suisse.com

INFORMATION AND TABULATION AGENT

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Attn: Yves Theis
Tel: +44 20 7704 0880
Email: iib@lucid-is.com

TRUSTEE

BNY Corporate Trustee Services Limited
One Canada Square
London E14 5AL
United Kingdom

Attn:Corporate Trust Administration
Fax: +44 207-964-2536

PRINCIPAL PAYING AGENT

The Bank of New York Mellon
One Canada Square
London E14 5AL
United Kingdom

Attn: Corporate Trust Administration
Tel: +44 20 7964 2536
Email: corpsovcee@bnymellon.com

IRISH PAYING AGENT

BNY Fund Services (Ireland) Limited
Guild House
Guild Street, IFSC
Dublin 1
Ireland

This notice is given by:

The International Industrial Bank, Joint Stock Company

6 July 2010

EXHIBIT B

FORM OF THE AMENDED AND RESTATED CONDITIONS

The €200,000,000 9.00 per cent. Loan Participation Notes due ~~2010~~2011 (the ''**Notes**,'' which expression includes any further notes issued pursuant to Condition 14 and forming a single series therewith) of IIB Luxembourg S.A. (the ''**Issuer**,'' which expression shall include any successor to the Issuer from time to time) are constituted by, are subject to and have the benefit of, a trust deed ~~(as amended or supplemented from time to time, the ''**Trust Deed**'')~~ dated 5 July 2007 between the Issuer and BNY Corporate Services Limited as trustee (the ''**Trustee**,'' which expression includes all persons from time to time appointed as trustee or trustees under the ~~Trust Deed~~Amended and Restated Trust Deed (as defined below)) as amended and restated by an amended and restated trust deed dated [•] 2010 between the Issuer and the Trustee (such amended and restated trust deed as may be further amended or supplemented from time to time, the ''**Amended and Restated Trust Deed**''). The Issuer has authorised the creation, issue and sale of the Notes for the sole purpose of financing the €200,000,000 loan (the ''**Loan**'') to The International Industrial Bank, Joint Stock Company (the ''**Borrower**''). The Issuer and the Borrower have recorded the terms of the Loan in ~~an~~a loan agreement ~~(as amended or supplemented from time to time, the ''**Loan Agreement**'')~~ dated 4 July 2007 between the Issuer (in its capacity as lender) and the Borrower~~.~~ as amended and restated by an amended and restated loan agreement between the Issuer and the Borrower dated [•] 2010 (such amended and restated loan agreement as may be further amended or supplemented from time to time, the "**Amended and Restated Loan Agreement**"). Nekta Holding Ltd, Enniston Consultants Corp, Roseport Capital Ltd, Brunshaw Finance Ltd, Bennington Global Ltd, Gratton Investments Ltd, Crolite Estates S.A., Leron Services Corp, and Fold Investment Holdings Group (the "**Guarantors**", and individually each a "**Guarantor**") have agreed to irrevocably and unconditionally guarantee, on a joint and several basis, the due and punctual payment by the Borrower of the principal and interest on the Loan in full as well as the due and punctual performance of the obligations of the Borrower under the Loan pursuant to a guarantee agreement (the "**Guarantee Agreement**") dated [•] 2010 between the Issuer and the Guarantors.

In each case where amounts of principal, interest and additional amounts, if any, due pursuant to Condition 8 are stated herein or in the Amended and Restated Trust Deed to be payable in respect of the Notes, the obligation of the Issuer to make any such payment shall constitute an obligation only to account to the Noteholders (as defined in Condition 3) on each date upon which such amounts of principal, interest and additional amounts, if any, are due in respect of the Notes, for an amount equivalent to the sums of principal, interest, Additional Amounts (as defined in the Amended and Restated Loan Agreement) and Tax Indemnity Amounts (as defined in the Amended and Restated Loan Agreement), if any, actually received by, or for the account of, the Issuer pursuant to the ~~Loan~~Amended and Restated Loan Agreement and/or the Guarantee Agreement, less any amount in respect of the Reserved Rights (as defined below). Noteholders must therefore rely solely and exclusively upon the covenant to pay under the Amended and Restated Loan Agreement and the Guarantee Agreement and the credit and financial standing of the Borrower and each of the Guarantors. Noteholders shall have no recourse (direct or indirect) to any assets of the Issuer except pursuant to the Security Interests (as defined below).

Security

The Issuer (as lender) has:

(A) charged by way of a first fixed charge to the Trustee (i) all its rights, interests and benefits in and to principal, interest and other amounts paid and payable now or at any time to it under the Amended and Restated Loan Agreement~~ and~~; (ii) all its rights, interests and benefits in and to receipt of all sums which may be or become payable by the Borrower to the Issuer under any claim, award or judgment relating to the ~~Loan Agreement (other than~~Amended and Restated Loan Agreement; (iii) all its rights, interests and benefits in and to principal, interest and other amounts paid and payable now or at any time to it under the Guarantee Agreement; and (vi) all its rights, interests and benefits in and to receipt of all sums which may be or become payable by the Guarantors to the Issuer under any claim, award or judgment relating

to the Guarantee Agreement (other than (a) its right to amounts in respect of any rights, interests and benefits of the Issuer under the following clauses of the Amended and Restated Loan Agreement: Clause 2.2, Clause 3.2, Clause 5.5 , Clause 7.2 (to the extent that the Issuer has received amounts to which the Noteholders are not entitled), Clause 9, Clause 13 (limited in the case of Clause 13.3 to the extent that the Issuer's claim is in respect of sums due under one of the aforementioned clauses of the Amended and Restated Loan Agreement) and Clause 16 (to the extent that the Issuer's claim is in respect of one of the aforementioned clauses of the Loan Agreement) (such rightsAmended and Restated Loan Agreement) and (b) all its the rights, interests and benefits in respect of the obligations of the Guarantors under Clause 3 (to the extent that the Guarantors shall reimburse the Issuer on demand for any amount paid by the Issuer in respect of Russian taxes, penalties or interests) and Clause 6 of the Guarantee Agreement (such rights under (a) and (b) above referred to herein as the "**Reserved Rights**"));

(B) charged by way of a first fixed charge to the Trustee all of its rights, interests and benefits in and to all sums held on deposit from time to time, in an account in the name of the Issuer with the Principal Paying Agent (as defined below) together with the debts represented thereby (other than interest from time to time earned thereon and the Reserved Rights) (the "**Account**") pursuant to the Amended and Restated Trust Deed; and

(C) assigned absolutely to the Trustee by way of security all of the Issuer's administrative rights, interests and benefits whatsoever, both present and future, whether proprietary, contractual or otherwise under or arising out of, evidenced by or pursuant to the LoanAmended and Restated Loan Agreement and the Guarantee Agreement (including, without limitation, the right to declare the Loan or the obligations of the Guarantors under the Guarantee Agreement, as the case may be, immediately due and payable and to take proceedings to enforce the obligations of the Borrower or the Guarantors, as the case may be, thereunder) (save for those rights expressed to be charged or excluded in (A) above) (the "**Loan and Guarantee Administration Transfer**"), collectively, the "**Security Interests**."

In certain circumstances, the Trustee (subject to it being indemnified and/or secured to its satisfaction) may be required by Noteholders holding at least one-quarter of the principal amount of the Notes outstanding or by an Extraordinary Resolution (as defined in the Amended and Restated Trust Deed) of the Noteholders to exercise certain of its powers under the Amended and Restated Trust Deed (including those arising in connection with the Security Interests).

The Notes are the subject of an agency agreement dated 5 July 2007 (as amended and restated by an amended and restated agency agreement dated [•] 2010 (such amended and restated agency agreement as may be further amended or supplemented from time to time, the "**Amended and Restated Agency Agreement**") among the Issuer, The Bank of New York Mellon (formerly known as The Bank of New York), acting through its New York branch, as registrar (the "**Registrar**," which expression shall include any successors), The Bank of New York Mellon (formerly known as The Bank of New York), acting through its London branch, as principal paying agent (the "**Principal Paying Agent**," which expression includes any successor principal paying agent appointed from time to time in connection with the Notes), the transfer agents named therein (the "**Transfer Agents**" which expression shall include any successors), the paying agents named therein (together with the Principal Paying Agent, the "**Paying Agents**," which expressions include any additional or successor paying agent appointed from time to time in connection with the Notes) and the Trustee. References herein to the "**Agents**" are to the Registrar, the Principal Paying Agent, any Transfer Agent and any Paying Agent and any reference to an "**Agent**" is to any one of them. Certain provisions of these Conditions are summaries or restatements of the Amended and Restated Trust Deed, the Amended and Restated Loan Agreement and the, the Guarantee Agreement and the Amended and Restated Agency Agreement and are subject to their detailed provisions. The Noteholders are bound by, and are deemed to have notice of, all the provisions of the Amended and Restated Trust Deed, the Amended and Restated Loan Agreement and the, the Guarantee Agreement and the Amended and Restated Agency Agreement applicable to them. Copies of the Amended and Restated Trust Deed, the Amended and Restated Loan Agreement and the, the Guarantee Agreement and the Amended and Restated Agency Agreement are available for inspection during normal business hours at the registered office for the time being of the Trustee, being at the date hereof, One Canada Square, London E14 5AL, England, and at the Specified

Offices (as defined in the Amended and Restated Agency Agreement) of the Principal Paying Agent and any other Paying Agent. The initial Specified Offices of the initial Agents are set out below.

1. Form and Denomination

The Notes are issued in registered form in the denominations of €50,000 and integral multiples of €1,000 in excess thereof (an "**Authorised Holding**").

2. Status and Limited Recourse

The sole purpose of the issue of the Notes is to provide the funds for the Issuer to finance and advance the Loan. The Notes constitute the obligation of the Issuer to apply an amount equal to the gross proceeds from the issue of the Notes for financing the Loan and to account to the Noteholders for an amount equivalent to sums of principal, interest, Additional Amounts and Tax Indemnity Amounts, if any, actually received by, or for the account of, the Issuer pursuant to the Amended and Restated Loan Agreement and/or the Guarantee Agreement, as the case may be (less any amounts in respect of the Reserved Rights). The right to receive such sums is being charged by way of security to the Trustee by virtue of the Security Interests as security for the Issuer's payment obligations under the Amended and Restated Trust Deed and in respect of the Notes.

Payments in respect of the Notes equivalent to the sums actually received by, or for the account of, the Issuer by way of principal, interest, Additional Amounts or Tax Indemnity Amounts, if any, under the ~~Loan~~Amended and Restated Loan Agreement and/or the Guarantee Agreement (less any amounts in respect of the Reserved Rights) will be made pro rata among all Noteholders (subject to Condition 8) on the payment dates on which such payments are due in respect of the Notes subject to the conditions attaching to, and in the currency of, the corresponding payment made in accordance with the Amended and Restated Loan Agreement and/or the Guarantee Agreement, as the case may be. The Issuer shall not be liable to make any payment in respect of the Notes other than as expressly provided herein and in the Amended and Restated Trust Deed.

Noteholders shall be deemed to have accepted that:

(i) neither the Issuer nor the Trustee makes any representation or warranty in respect of, and shall at no time have any responsibility for, or liability, or obligation in respect of the performance and observance by the Borrower ~~of its~~and the Guarantors of their respective obligations under the Amended and Restated Loan Agreement and the Guarantee Agreement or (save as otherwise expressly provided in the Amended and Restated Trust Deed and paragraph (vii) below) the recoverability of any sum of principal, interest, Additional Amounts, Tax Indemnity Amounts or other amounts, if any, due or to become due from the Borrower and/or the Guarantors under the Amended and Restated Loan Agreement and/or the Guarantee Agreement, as the case may be, *provided* that nothing in this Condition shall absolve the Trustee from responsibility and liability for performance of its trusts, duties and obligations pursuant to, and subject to the terms of, the Amended and Restated Trust Deed;

(ii) neither the Issuer nor the Trustee shall at any time have any responsibility for, or obligation or liability in respect of, the condition (financial, operational or otherwise), creditworthiness, affairs, status, nature or prospects of the Borrower or the Guarantors;

(iii) neither the Issuer nor the Trustee shall at any time have any responsibility for, or obligation or liability in respect of, any misrepresentation or breach of warranty or any act, default or omission of the Borrower under or in respect of the ~~Loan~~Amended and Restated Loan Agreement or of the Guarantors under or in respect of the Guarantee Agreement;

(iv) neither the Issuer nor the Trustee shall at any time have any responsibility for, or liability or obligation in respect of, the performance and observance by the Principal Paying Agent or any other Paying Agent of their respective obligations under the Amended and Restated Agency Agreement;

(v) the financial servicing and performance of the terms of the Notes depend solely and exclusively upon the performance by the Borrower of its obligations under the Amended and Restated Loan Agreement~~, its~~ or, as the case may be, by the Guarantors of their obligations under the Guarantee Agreement, their covenant to pay under the Amended and Restated Loan

Agreement and ~~its~~/or the Guarantee Agreement, as the case may be, and their credit and financial standing;

(vi) the Issuer (and, pursuant to the Loan and Guarantee Administration Transfer, the Trustee) will be entitled to rely on self-certification by the Borrower or as the case may be, the Guarantors and certification by third parties as a means of monitoring whether the Borrower ~~is~~and the Guarantors are complying with ~~its~~their obligations under the Amended and Restated Loan Agreement and the Guarantee Agreement and shall not otherwise be responsible for investigating any aspect of the Borrower's or the Guarantors' performance in relation thereto and, subject as further provided in the Amended and Restated Trust Deed, the Trustee will not be liable for any failure to make any investigations which might be made by a security holder in relation to the property which is expressed to be the subject of the Security Interests for the Notes, and shall not be bound to enquire into or be liable for any defect or failure in the right or title of the Issuer to the secured property whether such defect or failure was known to the Trustee or might have been discovered upon examination or enquiry or whether capable of remedy or not, nor will it have any liability for the enforceability of the security expressed to be created by the Security Interests whether as a result of any failure, omission or defect in registering or filing or otherwise protecting or perfecting such security and the Trustee will have no responsibility for the value of such security; and

(vii) the Issuer will not be responsible for any withholding or deduction or for any payment on account of Taxes (as defined in the Amended and Restated Loan Agreement) required to be made by the Issuer on or in relation to any sum received by it under the Amended and Restated Loan Agreement and/or the Guarantee Agreement, as the case may be, which will or may affect payments made or to be made by the Borrower under the ~~Loan~~Amended and Restated Loan Agreement or the Guarantors under the Guarantee Agreement save to the extent that it has actually received Additional Amounts, Tax Indemnity Amounts or other amounts from the Borrower under the Amended and Restated Loan Agreement or the Guarantors under the Guarantee Agreement, as the case may be, in respect of such withholding or deduction and then only to the extent of those amounts actually received; the Issuer shall, furthermore, not be obliged to take any actions or measures as regards such deductions or withholdings other than those set out in this context in Clause 7 of the Amended and Restated Loan Agreement.

Save as otherwise expressly provided herein and in the Amended and Restated Trust Deed, no proprietary or other direct interest in the Issuer's rights under or in respect of the ~~Loan~~Amended and Restated Loan Agreement or the Guarantee Agreement exists for the benefit of the Noteholders. Subject to the terms of the Amended and Restated Trust Deed, no Noteholder will have any entitlement to enforce any of the provisions in the ~~Loan~~Amended and Restated Loan Agreement or the Guarantee Agreement or have direct recourse to the Borrower or the Guarantors except through action by the Trustee under the Security Interests. Neither the Issuer nor the Trustee pursuant to the Loan and Guarantee Administration Transfer shall be required to take proceedings to enforce payment under the ~~Loan~~Amended and Restated Loan Agreement and/or the Guarantee Agreement unless, in the case of the Trustee, it has been indemnified and/or secured by the Noteholders to its satisfaction and without limitation against all liabilities, proceedings, claims and demands to which it may thereby become liable and all costs, charges and expenses which may be incurred by it in connection therewith.

As provided in the Amended and Restated Trust Deed, the obligations of the Issuer are solely to make payments of amounts in aggregate equivalent to each sum actually received by or for the account of the Issuer from the Borrower or the Guarantors, as the case may be, in respect of principal, interest, Additional Amounts, Tax Indemnity Amounts or other amounts, if any, as the case may be, pursuant to the ~~Loan~~Amended and Restated Loan Agreement and/or the Guarantee Agreement (less any amount in respect of the Reserved Rights), the right to which is being charged by way of security to the Trustee as aforesaid. Noteholders must therefore rely solely and exclusively upon the covenant to pay under the Amended and Restated Loan Agreement and the Guarantee Agreement and the credit and financial standing of the Borrower and the Guarantors.

The obligations of the Issuer to make payments as stated in the previous paragraph constitute direct and general obligations of the Issuer which will at all times rank *pari passu* among themselves

and at least *pari passu* with all other present and future unsecured and unsubordinated obligations of the Issuer, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

Payments made by the Borrower under the ~~Loan~~Amended and Restated Loan Agreement or by any of the Guarantors under the Guarantee Agreement to, or to the order of, the Trustee or (before such time that the Issuer has been required by the Trustee, pursuant to the terms of the Amended and Restated Trust Deed, to pay to or to the order of the Trustee) the Principal Paying Agent will satisfy *pro tanto* the obligations of the Issuer in respect of the Notes.

Notwithstanding any other provisions of these Terms and Conditions and the provisions of the Amended and Restated Trust Deed, the Trustee and the Noteholders shall have recourse only to the Secured Property (as defined in the Amended and Restated Trust Deed) in accordance with Clause 7 of the Amended and Restated Trust Deed. After realisation of the security and distribution of the proceeds in accordance with Clause 7 of the Amended and Restated Trust Deed, the obligations of the Issuer with respect to the Trustee and the Noteholders in respect of the Notes shall be satisfied and none of the foregoing parties may take any further steps against the Issuer to recover any further sums in respect thereof and the right to receive any such sums shall be extinguished. In particular, neither the Trustee or any Noteholder shall petition or take any other step for winding-up of the Issuer.

3. Register, Title and Transfers

(a) *Register.* The Registrar will maintain a register outside the United Kingdom (the "**Register**") in respect of the Notes in accordance with the provisions of the Amended and Restated Agency Agreement. In these Conditions the "**holder**" of a Note or "**Noteholder**" means the person in whose name such Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof) and "**Noteholder**" shall be construed accordingly. A certificate (each a "**Certificate**") will be issued to each Noteholder upon request (at the expense of the Issuer) in respect of its registered holding. Each Certificate will be serially numbered with an identifying number which will be recorded in the Register. An up-to-date register of the Notes shall be kept at the registered office of the Issuer (the "**Issuer's Register**"). Under the terms of the Amended and Restated Agency Agreement, the Registrar will provide to the Issuer such information about the changes in the Register as shall enable the Issuer to maintain the Issuer's Register up-to-date. In case of inconsistency between the Register and the Issuer's Register, the Issuer's Register shall prevail.

(b) *Title.* The holder of any Note shall (except as ordered by a court of competent jurisdiction or otherwise required by law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Certificate relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Certificate) and no person shall be liable for so treating such holder.

(c) *Transfers.* Subject to the provisions of paragraphs (f) and (g) of this Condition, a Note may be transferred upon surrender of the relevant Certificate, with the endorsed form of transfer duly completed, at the specified office of the Registrar or any Transfer Agent, together with such evidence as the Registrar or the Transfer Agent may reasonably require to prove the title of the transferor and the authority of the individuals who have executed the form of transfer; *provided, however*, that a Note may not be transferred unless the principal amount of Notes transferred and (where not all of the Notes held by a holder are being transferred) the principal amount of the balance of Notes not transferred are Authorised Holdings. Where not all the Notes represented by the surrendered Certificate are the subject of the transfer, a new Certificate in respect of the balance of the Notes will be issued to the transferor.

(d) *Registration and Delivery of Certificates.* Within five business days of the surrender of a Certificate in accordance with paragraph (c) of this Condition, the Registrar will register the transfer in question and deliver a new Certificate of like principal amount to the Notes transferred to each relevant holder for collection at its specified office or (at the request and risk of such relevant holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose by such relevant holder. In this paragraph, "**business day**" means a day on which

commercial banks are open for business (including dealings in foreign currencies) in the city where the Registrar or the relevant Transfer Agent has its specified office.

(e) *No Charge.* The transfer of a Note will be effected without charge by or on behalf of the Issuer, the Registrar or the relevant Transfer Agent but against such indemnity as the Registrar or (as the case may be) the Transfer Agent may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such transfer.

(f) *Closed Periods.* The Noteholders may not require transfers to be registered during the period of 15 days ending on the due date for any payment of principal or interest in respect of the Notes.

(g) *Regulations concerning Transfers and Registration.* All transfers of Notes and entries on the Register are subject to the detailed regulations concerning the transfer of Notes scheduled to the Amended and Restated Agency Agreement. The regulations may be changed by the Issuer with the prior written approval of the Trustee and the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Noteholder who requests in writing a copy of such regulations.

4. Issuer's Covenant

As provided in the Amended and Restated Trust Deed, so long as any of the Notes remain outstanding (as defined in the Amended and Restated Trust Deed), the Issuer will not, without the prior written consent of the Trustee or an Extraordinary Resolution or Written Resolution (each as defined in the Amended and Restated Trust Deed), agree to any amendments to or any modification or waiver of, or authorise any breach or proposed breach of, the terms of the ~~Loan~~Amended and Restated Loan Agreement or the Guarantee Agreement and will act at all times in accordance with any instructions of the Trustee from time to time with respect to the Amended and Restated Loan Agreement or the Guarantee Agreement, as the case may be, except as otherwise expressly provided in the Amended and Restated Trust Deed, the Amended and ~~the~~Restated Loan Agreement and the Guarantee Agreement. Any such amendment, modification, waiver or authorisation made with the consent of the Trustee shall be binding on the Noteholders and any such amendment or modification shall be notified by the Issuer to the Noteholders (with a copy to the Trustee) in accordance with Condition 15.

Save as provided above, so long as any of the Notes remain outstanding, the Issuer shall not, without the prior written consent of the Trustee, *inter alia*, incur any other indebtedness for borrowed moneys, engage in any other business, declare any dividends, have any subsidiaries or employees, purchase, own, lease or otherwise acquire any real property (including office premises or like facilities), consolidate or merge with any other person or convey or transfer its properties or assets to any person (otherwise than as contemplated in these Terms and Conditions or the Amended and Restated Trust Deed), issue any shares, give any guarantee, or (subject to the laws of Luxembourg) petition for any winding-up or bankruptcy.

5. Interest

On each Interest Payment Date, or as soon thereafter as the same is received, the Issuer shall account to the Noteholders for an amount equivalent to amounts of interest actually received by or for the account of the Issuer pursuant to the Amended and Restated Loan Agreement as set out in Clause 4 of the Amended and Restated Loan Agreement, which interest under the Amended and Restated Loan Agreement is equal to 9.00 per cent. per annum as set out in Clause 4 of the Amended and Restated Loan Agreement (the "**Interest Rate**")~~.~~ and/or pursuant to the Guarantee Agreement, as the case may be. Notwithstanding the foregoing, the interest payable on the Interest Payment Date falling on 6 July 2010 shall be paid in arrear on the [second business day immediately following the day that the extraordinary resolution becomes effective] or as soon thereafter as the same is received.

Where interest is to be calculated in respect of a period which is shorter than an Interest Period, the day-count fraction used will be the number of days in the relevant Interest Period, from and including the date from which interest begins to accrue to, but excluding, the date on which it falls due, divided by the number of days in the Interest Period in which the relevant period falls (including the first such day but excluding the last).

In this Condition 5, "**Interest Payment Date**" means 6 July of each year commencing on 6 July 2008.

6. Redemption and Purchase

(a) *Final redemption:* Unless previously prepaid or repaid, the Borrower will be required to repay the Loan on its due date as provided in the Amended and Restated Loan Agreement and, subject to such repayment, all the Notes outstanding will be redeemed at their principal amount on 6 July ~~2010,~~2011, subject to the requirement to present and surrender the relevant Certificate as provided in Condition 7.

(b) *Redemption by the Issuer pursuant to Clauses 5.2 or 5.3 of the Amended and Restated Loan Agreement:* The Notes shall be redeemed by the Issuer in whole, but not in part, at any time, on giving not less than 30 days' nor more than 60 days' prior notice to the Noteholders, the Trustee, the Principal Paying Agent, the Borrower and the ~~Borrower~~Guarantors (which notice shall be irrevocable and shall specify a date for redemption, being the same date as that set out in the notice of prepayment) in accordance with Condition 15) at the principal amount thereof, together with interest accrued and unpaid to the date fixed for redemption and any additional amounts in respect thereof pursuant to Condition 8, if, immediately before giving such notice, the Issuer provides the Trustee with satisfactory evidence that the Issuer has received a notice of prepayment from the Borrower pursuant to Clause 5.2 of the Amended and Restated Loan Agreement or that the Issuer has issued a notice of prepayment to the Borrower pursuant to Clause 5.3 of the Amended and Restated Loan Agreement.

Prior to the publication of any notice of redemption referred to in this Condition 6(b), the Issuer shall deliver to the Trustee a certificate signed by two directors or other officers of the Issuer stating that the Issuer is entitled to effect such redemption in accordance with this Condition 6(b). A copy of the Borrower's notice of prepayment or details of the circumstances contemplated by Clause 5.2 or Clause 5.3 of the Amended and Restated Loan Agreement (as the case may be) and the date fixed for redemption shall be set out in the notice.

The Trustee shall be entitled to accept without further enquiry any notice or certificate delivered by the Issuer in accordance with this Condition 6(b) as sufficient evidence of the satisfaction of the applicable circumstances in which event they shall be conclusive and binding on the Noteholders.

Upon the expiry of any such notice given by the Issuer to the Trustee on behalf of the Noteholders as is referred to in this Condition 6(b), the Issuer shall be bound to redeem the Notes in accordance with this Condition 6(b), subject to the requirement to present and surrender (or, in the case of part payment only, to endorse) the relevant Certificate as provided in Condition 7.

(c) *Redemption by the Issuer pursuant to Sub-Clause 3.4 of the Guarantee Agreement or Clause 5.4 of the Amended and Restated Loan Agreement:* The Notes shall be redeemed by the Issuer in whole, but not in part, without giving any prior notice to the Noteholders, at the principal amount thereof, together with interest accrued and unpaid to, but excluding, the date of repayment and any additional amounts in respect thereof pursuant to Condition 8 upon either:

(i) the Issuer receiving payment in full pursuant to Clause 3.4 of the Guarantee Agreement with respect to the novation of the Amended and Restated Loan Agreement contemplated by such Clause; or

(ii) the Amended and Restated Loan Agreement being repaid in advance pursuant to Clause 5.4 of the Amended and Restated Loan Agreement as a consequence of the Guarantors' failure to conform with the provisions of Sub-Clause 3.4 of the Guarantee Agreement.

(d) *No other redemption:* Except where the Loan is accelerated pursuant to Clause 12.3 of the Amended and Restated Loan Agreement, the Issuer shall not be entitled to redeem the Notes prior to their due date otherwise than as provided in ~~Condition~~Conditions 6(b) and 6(c) above.

(~~d~~e) *Purchase:* The Amended and Restated Loan Agreement provides that the Borrower, or any of its Subsidiaries (as defined in the Amended and Restated Loan Agreement and the Guarantee Agreement respectively) may at any time purchase Notes in the open market or otherwise and at any price. Such Notes may be held, reissued, resold or delivered to the Issuer or to a Paying Agent for surrender and cancellation whereupon the Issuer shall instruct the Registrar to cancel such Notes. Upon such cancellation by or on behalf of the Registrar, the Loan shall be deemed to have been prepaid in an amount corresponding to the aggregate principal amount of the Notes

surrendered for cancellation, together with accrued interest (if any) thereon, and no further payment shall be made or required to be made by the Issuer in respect of such Notes.

Notes held by the Issuer, the Borrower, its subsidiaries, its holding company and other subsidiaries of its holding company will cease to carry the right to attend and vote at meetings of Noteholders and will not be taken into account, *inter alia*, for the purposes of Conditions 12 and 13.

(ef) *Cancellation:* All Notes purchased by the Borrower or any of its subsidiaries and surrendered to the Issuer or to a Paying Agent pursuant to Clause 5.4 of the Amended and Restated Loan Agreement shall be cancelled.

7. Payments

(a) *Principal:* Payments of principal (whenever due) and interest due on redemption shall be made by the Paying Agents by euro cheque drawn on a bank in a city in which banks have access to the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System, which was launched on 19 November 2007, or any successor thereof (the "**TARGET System**"), or by transfer to a euro account maintained by the payee with, a bank in a city in which banks have access to the TARGET System and shall only be made upon presentation and surrender of the relevant Certificates at the Specified Office of the Paying Agent.

(b) *Interest:* Payments of interest (other than interest due on redemption) shall be made by euro cheque drawn on, or upon application by a holder of a Note to the specified office of the Principal Paying Agent not later than the fifteenth day before the due date for any such payment, by transfer to a euro account maintained by the payee with, a bank in a city in which banks have access to the TARGET System and (in the case of interest payable on redemption) upon surrender of the relevant Certificates at the specified office of any Paying Agent.

(c) *Payments subject to Applicable Law:* Payments in respect of the Notes are subject in all cases to any fiscal or other laws and regulations applicable in the place of payment, but without prejudice to the provisions of Condition 8. No commissions or expenses shall be charged to the Noteholders in respect of such payments.

(d) *Payment on Business Days:* A holder shall not be entitled to payment of the amount due until the next following business day and shall not be entitled to any further interest or other payment in respect of any delay in payment if (A) the due date for a payment is not a business day, or (B) a cheque in euros mailed in accordance with Condition 7(a)) or Condition 7(b) arrives after the due date for payment or is lost in the mail.

In this Condition, "**business day**" means, in relation to any place, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in that place.

(e) *Record Date:* Each payment in respect of a Note will be made to the person shown as the holder in the Register at the opening of business (in the place of the Registrar's specified office) on the fifteenth day before the due date for such payment (the "**Record Date**"), whether or not a business day. Where payment in respect of a Note is to be made by cheque, the cheque will be mailed to the address shown as the address of the holder in the Register at the opening of business on the relevant Record Date.

(f) *Initial Paying Agents:* The names of the initial Paying Agents and their initial Specified Offices are set out at the end of these Conditions. The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Paying Agent and to appoint additional or other Paying Agents in accordance with the provisions of the Amended and Restated Agency Agreement provided that it will at all times maintain:

(i) a Paying Agent in a Member State of the European Union that will not be obligated to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income;

(ii) a Principal Paying Agent; and

(iii) a Paying Agent having a Specified Office in Dublin, Ireland (so long as the Notes are listed on the Irish Stock Exchange).

Notice of any termination or appointment of any Paying Agent and of any changes in Specified Offices will be given to the Noteholders promptly by the Issuer in accordance with Condition 15.

(g) *Payment Obligations Limited:* The obligations of the Issuer to make payments under Condition 6 and this Condition 7 shall constitute an obligation only to account to the Noteholders on each Interest Payment Date or such other date upon which a payment is due in respect of the Notes, for an amount equivalent to sums of principal, interest, Additional Amounts, Tax Indemnity Amounts or other amounts, if any, actually received by or for the account of the Issuer pursuant to the Amended and Restated Loan Agreement or the Guarantee Agreement, as the case may be, less any amount in respect of the Reserved Rights.

(h) *Account:* Save as directed by the Trustee pursuant to the Amended and Restated Trust Deed, the Issuer will require the Borrower or, failing which, the Guarantors, as the case may be, to make all payments of principal and interest to be made pursuant to the Amended and Restated Loan Agreement or the Guarantee Agreement, as the case may be, to an account in the name of the Issuer with the Principal Paying Agent. Under the Security Interests, the Issuer will charge by way of first fixed charge all its rights, title and interest in and to all sums of money then or in the future deposited in such account in favour of the Trustee for the benefit of the Noteholders.

8. Taxation

All payments by, or on behalf of, the Issuer in respect of the Notes shall be made free and clear of, and without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatsoever nature ("**Taxes**") imposed or levied by Luxembourg or any governmental or political subdivision or any authority thereof or agency therein or thereof having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer shall, subject as provided below, pay such additional amounts as will result in the receipt by the Noteholders of such amounts as would have been received by them if no such withholding or deduction had been made or required to be made. No such additional amounts shall be payable in respect of any Note:

(a) held by a holder which is liable for such Taxes in respect of such Note by reason of its having some connection with Luxembourg other than the mere holding of such Note (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, Luxembourg); or

(b) to a holder in respect of Taxes that are imposed or withheld by reason of the failure of the holder to comply with a request of, or on behalf of, the Issuer addressed to the holder to provide information concerning the nationality, residence or identity of such holder or to make any declaration or similar claim or satisfy any information or reporting requirement, which is required or imposed by a statute, treaty, regulation, protocol or administrative practice as a precondition to exemption from all or part of such Taxes; or

(c) where a Certificate is surrendered for payment more than 30 days after a Relevant Date except to the extent that such additional payment would have been payable if such Certificate had been presented for payment on the last day of such period of 30 days; or

(d) where such withholding or deduction is imposed or levied on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or to any law implementing or complying with, or introduced in order to conform to, such directives; or

(e) held by or on behalf of a holder who would be able to avoid such withholding or deduction by arranging to receive payment through another Paying Agent in a Member State of the European Union.

Notwithstanding the foregoing provisions, the Issuer shall only make payments of additional amounts to the Noteholders pursuant to this Condition 8 to the extent and at such time as it shall

have actually received an equivalent amount for such purposes from the Borrower under the Amended and Restated Loan Agreement or from the Guarantors under the Guarantee Agreement, as the case may be, by way of Additional Amounts or Tax Indemnity Amounts or otherwise.

To the extent that the Issuer receives a lesser sum, in respect of an additional amount from the Borrower or the Guarantors, as the case may be, for the account of the Noteholders, the Issuer shall account to each Noteholder, entitled to receive such additional amount pursuant to this Condition 8 for an additional amount equivalent to a *pro rata* portion of such additional amount (if any) as is actually received by, or for the account of, the Issuer pursuant to the provisions of the Amended and Restated Loan Agreement and/or the Guarantee Agreement, as the case may be, in the currency of, and subject to any conditions attaching to, the payment to the Issuer of such additional amount.

In these Conditions, ''**Relevant Date**'' means whichever is the later of (a) the date on which the payment in question first becomes due and (b) if the full amount payable by the Borrower has not been received by the Principal Paying Agent or the Trustee pursuant to the Amended and Restated Loan Agreement and/or if the full amount payable by the Guarantors has not been received by the Issuer pursuant to the Guarantee Agreement, as the case may be, on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders in accordance with Condition 15.

Any reference in these Conditions to principal or interest or other amounts shall be deemed to include any additional amounts in respect of principal or interest or other amounts (as the case may be) which may be payable under this Condition 8 or any undertaking given in addition to or in substitution of this Condition 8 pursuant to the Amended and Restated Trust Deed, the Amended and Restated Loan Agreement or the ~~Loan~~Guarantee Agreement.

If the Issuer becomes subject at any time to any taxing jurisdiction other than Luxembourg, references in these Conditions to Luxembourg shall be construed as references to Luxembourg and/or such other jurisdiction.

9. Prescription

Notes will be prescribed and will become void unless the relevant Certificates are presented for payment within periods of ten years (in the case of principal) and five years (in the case of interest) from the Relevant Date.

10. Replacement of Certificates

If any Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws and stock exchange requirements, at the Specified Office of the Registrar or the Transfer Agent upon payment by the claimant of the expenses incurred in connection with the replacement and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

11. Trustee and Agents

Under a separate agreement between the Borrower and the Trustee, the Trustee is entitled to be indemnified and relieved from responsibility in certain circumstances. The Trustee is also entitled to be paid its costs and expenses in priority to the claims of the Noteholders. In addition, the Trustee is entitled to enter into business transactions with the Issuer, the Borrower and any entity related to the Issuer or the Borrower without accounting for any profit, fees, commissions, interest, discounts or share of brokerage earned, arising or resulting from any such contracts or transactions or trusteeships and the Trustee shall also be at liberty to retain the same for its benefit and is entitled to exercise its rights and perform its obligations in relation to such transactions without regard to the interests of, or consequences for, the Noteholders.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders (whatever their number) resulting from their being for any purpose

domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders except to the extent already provided for in Condition 8 and/or any undertaking given in addition to, or in substitution for, Condition 8 pursuant to the Amended and Restated Trust Deed.

In acting under the Amended and Restated Agency Agreement and in connection with the Notes, the Agents act solely as agents of the Issuer and (to the extent provided therein) the Trustee and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders. Under a separate agreement between the Borrower and the Agents, the Agents are entitled to be indemnified and relieved from responsibility in certain circumstances.

As provided in the Amended and Restated Trust Deed, any Trustee for the time being may retire at any time upon giving not less than 45 days' prior notice in writing to the Issuer without assigning any reason therefor and without being responsible for any liabilities or claims occasioned by such retirement. The retirement of any Trustee shall not become effective unless there remains a new trustee (being a trust corporation) in office after such retirement. In the event of a Trustee giving such notice, the Issuer shall use all reasonable endeavours to procure that another trust corporation be appointed as soon as practicable thereafter. If, in such circumstances, no appointment of another trustee has become effective within 30 days of the date of such notice, the Trustee shall be entitled to appoint a trust corporation as trustee.

The Noteholders shall together have the power, exercisable by Extraordinary Resolution, to remove any trustee or trustees for the time being hereof. The removal of any trustee shall not become effective unless the Borrower has given its prior written consent thereto and there remains a trustee hereof (being a trust corporation) in office after such removal. For so long as the Notes are listed on the Irish Stock Exchange and the Irish Stock Exchange so requires, notice of any change in the Trustee shall promptly be given to the Noteholders by the Issuer in accordance with Condition 15.

The initial Agents and their initial Specified Offices are listed below. The Issuer reserves the right (with the prior approval of the Trustee and the Borrower) at any time to vary or terminate the appointment of any Agent and to appoint a successor principal paying agent or additional or successor paying agents in accordance with the provisions of the Amended and Restated Agency Agreement; provided, however, that the Issuer shall, if and so long as the Notes are listed on the Irish Stock Exchange, maintain a paying agent in Dublin. Notice of any change in any of the Agents or in their Specified Offices shall promptly be given to the Noteholders by the Issuer in accordance with Condition 15.

12. Meetings of Noteholders; Modification and Waiver; Substitution

(a) *Meetings of Noteholders:* The Amended and Restated Trust Deed contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of the Amended and Restated Loan Agreement, the Guarantee Agreement or any provision of these Conditions or the Amended and Restated Trust Deed. Any such modification may be made if sanctioned by an Extraordinary Resolution (as defined in the Amended and Restated Trust Deed). Such a meeting will be convened on no less than 14 days' notice by the Trustee, the Borrower or the Issuer or by the Trustee at the request in writing of Noteholders holding not less than one-tenth of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be one or more persons present in person holding or representing more than half of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, one or more persons present in person holding Notes in definitive form or voting certificates or being proxies (whatever the principal amount of the Notes so held or represented); provided however, that certain proposals (including any proposal to alter the terms and conditions relating to the maturity, redemption and repayment of the Notes, to change any date fixed for payment of interest in respect of the Notes, to reduce the amount of principal or interest payable in respect of the Notes, to alter the method of calculating the rate or amount of interest in respect of the Notes, to change the currency of payments under the Notes, to reduce the amount of principal or interest payable under the Amended and Restated Loan Agreement, to change the currency of payment under the

~~Loan~~Amended and Restated Loan Agreement, to change any provisions of the Guarantee Agreement, to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution, to or to give directions regarding certain enforcement actions (each, a "**Reserved Matter**")) may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which one or more persons present holding or representing not less than two-thirds or, at any adjourned meeting, one-quarter, of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders whether present or not.

In addition, a resolution in writing signed by or on behalf of the holders of not less than 90 per cent. in principal amount of all Notes who for the time being are entitled to receive notice of a meeting of Noteholders under the Amended and Restated Trust Deed will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

Affiliates of the Borrower who are also Noteholders shall not be allowed to vote on or be included in a quorum for purposes of Extraordinary Resolutions.

(b) *Modification and waiver:* The Trustee may, without the consent of the Noteholders, agree to any modification of these Conditions, the Amended and Restated Trust Deed or, pursuant to the Loan and Guarantee Administration Transfer, the ~~Loan~~Amended and Restated Loan Agreement or the Guarantee Agreement (other than in respect of a Reserved Matter) which is, in the opinion of the Trustee, proper to make if, in the opinion of the Trustee, such modification will not be materially prejudicial to the interests of Noteholders or which is of a formal, minor or technical nature or is to correct a manifest error.

In addition, the Trustee may, without the consent of the Noteholders and without prejudice to its rights in respect of any subsequent or other breach, condition, event or act, in writing and on such terms and conditions (if any) as shall seem expedient to it, authorise or waive any breach or proposed breach of the Notes or the Amended and Restated Trust Deed by the Issuer or, pursuant to the Loan and Guarantee Administration Transfer, the Amended and Restated Loan Agreement by the Borrower or the Guarantee Agreement by the Guarantors or determine that any event which would or might otherwise give rise to a right of acceleration under the Amended and Restated Loan Agreement shall not be treated as such (other than a proposed breach or breach relating to a Reserved Matter) if, in the opinion of the Trustee, the interests of the Noteholders will not be materially prejudiced thereby.

Any such authorisation or waiver shall be binding on the Noteholders and, unless the Trustee agrees otherwise, any such authorisation, waiver or modification shall be notified to the Noteholders in accordance with Condition 15 as soon as practicable thereafter.

(c) *Substitution:* The Amended and Restated Trust Deed contains provisions under which the Issuer may, without the consent of the Noteholders, transfer the obligations of the Issuer as principal debtor under the Amended and Restated Trust Deed and the Notes to a third party provided that certain conditions specified in the Amended and Restated Trust Deed are fulfilled. Notice of such substitution shall be given to the Noteholders in accordance with Condition 15 and, for so long as the Notes are listed on the Irish Stock Exchange and the Irish Stock Exchange so requires, a supplement to the Prospectus dated 4 July 2007 in respect of the Notes will be prepared and submitted to the Irish Stock Exchange.

13. Enforcement

At any time after an Event of Default (as defined in the Amended and Restated Loan Agreement) or Relevant Event (as defined below) shall have occurred and be continuing, the Trustee may, at its absolute discretion and without notice, institute such proceedings as it thinks fit to enforce its rights under the Amended and Restated Trust Deed in respect of the Notes, but it shall not be bound to do so unless:

(a) it has been so requested in writing by the holders of at least one-quarter in principal amount of the outstanding Notes or has been so directed by an Extraordinary Resolution; and

(b) it has been indemnified and/or provided with security to its satisfaction and without limitation against all liabilities, proceedings, actions, claims and demands to which it may thereby become liable and all costs, charges and expenses which may be incurred by it in connection therewith.

No Noteholder may proceed directly against the Issuer unless the Trustee, having become bound to do so, fails to do so within a reasonable time and such failure is continuing.

The Amended and Restated Trust Deed also provides that, in the case of an Event of Default or a Relevant Event, the Trustee may, and shall if requested to do so in writing by Noteholders holding at least one-quarter in principal amount of the Notes outstanding or if directed to do so by an Extraordinary Resolution and, in either case, subject to it being secured and/or indemnified to its satisfaction, (i) require the Issuer to declare all amounts payable under the Amended and Restated Loan Agreement by the Borrower or under the Guarantee Agreement by the Guarantors to be due and payable (in the case of an Event of Default) or (ii) enforce the security created in the Amended and Restated Trust Deed in favour of the Noteholders (in the case of a Relevant Event). Upon repayment of the Loan following an Event of Default, the Notes will be redeemed or repaid at the principal amount thereof together with interest accrued to the date fixed for redemption together with any additional amounts due in respect thereof pursuant to Condition 8 and thereupon shall cease to be outstanding.

For the purposes of these Conditions, "**Relevant Event**" means any of the following events pertaining to the Issuer: (i) the failure by the Issuer to make any payment of principal or interest on the Notes on the due date for payment thereof; (ii) bankruptcy, pre-insolvency composition (*concordat préventif de faillite*), moratorium, controlled management (*gestion contrôlée*), suspension of payments (*sursis de paiement*), general settlement with creditors, liquidation, reorganisation, administration, dissolution and any other similar legal proceedings affecting the Issuer or a *commissaire á la gestion contrôlée*, a *liquidateur*, a *commissaire*, a *curateur*, an *administrateur* or any similar officer is appointed as a consequence of the financial difficulties affecting the Issuer; or (iii) the taking of any action in furtherance of dissolution of the Issuer.

14. Further Issues

The Issuer may from time to time, with the prior written consent of the Trustee ~~and~~, the Borrower and the Guarantors but without the consent of the Noteholders and in accordance with the Amended and Restated Trust Deed, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue price, issue date and/or first payment of interest) so as to form a single series with the Notes. The purpose of the creation and issue of further notes shall be to finance and increase the principal amount of the Loan or a further loan to the Borrower. The Issuer is required to notify the Rating Agencies (as defined in the Amended and Restated Loan Agreement) of the creation and issue of such further notes.

15. Notices

Notices to Noteholders shall be valid if published in a leading newspaper of general circulation in the Republic of Ireland (which is currently expected to be the *Irish Times*) or as otherwise required by any exchange on which the Notes are listed. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.

In case by reason of any other cause it shall be impracticable to publish any notice to Noteholders as provided above, then such notification to such Noteholders as shall be given with the prior written approval of the Trustee shall constitute sufficient notice to such Noteholders for every purpose hereunder.

16. Governing Law and Jurisdiction

(a) *Governing law:* The Amended and Restated Trust Deed, the Amended and Restated Agency Agreement, the Notes, the Amended and Restated Loan Agreement, the Guarantee Agreement and all other agreements entered into in connection therewith ~~are~~and any non-contractual obligations arising out of or in connection with them shall be governed by~~,~~ and ~~shall be~~ construed in accordance with~~,~~ English law. The provisions of Articles 86 to 94-8 of the Luxembourg law on commercial companies of August 10, 1915 as amended, are excluded.

(b) *Jurisdiction:* The Issuer has in the Amended and Restated Trust Deed and the Guarantors have in the Guarantee Agreement (i) submitted irrevocably to the non-exclusive jurisdiction of the courts of England for the purposes of hearing any determination and suit, action or proceedings or settling any disputes arising out of or in connection with the Amended and Restated Trust Deed or the Notes; (ii) waived any objection which it might have to such courts being nominated as the forum to hear and determine any such suit, action or proceedings or to settle any such disputes and agreed not to claim that any such court is not a convenient or appropriate forum; (iii) designated a person in England to accept service of any process on its behalf; and (iv) consented to the enforcement of any judgment.

17. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

EXHIBIT C
FORM OF THE AMENDED AND RESTATED LOAN AGREEMENT

Dated ~~4 July 2007~~ [•] 2010

THE INTERNATIONAL INDUSTRIAL BANK, JOINT STOCK COMPANY
as the Borrower

and

IIB LUXEMBOURG S.A.
as the Lender

AMENDED AND RESTATED LOAN AGREEMENT

Linklaters LLP

Table of Contents

This Amended and Restated Loan Agreement is made on ~~4 July 2007~~[•] 2010 between:

(1) **THE INTERNATIONAL INDUSTRIAL BANK, JOINT STOCK COMPANY**, a closed joint stock company incorporated under the laws of Russia (the "**Borrower**"); and

(2) **IIB LUXEMBOURG S.A.**, a *société anonyme*, having ~~is~~its registered office at 1, allée Scheffer, L-2520 Luxembourg and registered in the Register of Commerce and Companies of Luxembourg under the number B-108.640 (the "**Lender**" or the "**Issuer**").

Whereas

(A) ~~The~~On 5 July 2007, the Lender ~~has~~ at the request of the Borrower ~~made available to the Borrower a loan facility in the amount of €200,000,000 on the terms and subject to the conditions of this Agreement; and~~, extended a €200,000,000 loan to the Borrower pursuant to a loan agreement dated 4 July 2007 (the "**Original Loan Agreement**").

(B) ~~It is intended that, concurrently with the extension of the Loan under this loan facility, the Lender will issue certain loan participation notes in the same nominal amount and bearing the same rate of interest as such Loan.~~The Borrower and the Lender have (with the consent of the Trustee) subsequently agreed to amend and restate the Original Loan Agreement as set out in this Agreement with effect from the date hereof.

Now it is hereby Agreed as follows:

1 Definitions and Interpretations

1.1 Definitions

In this Agreement (including the recitals), the following terms shall have the meanings indicated.

"**2007 Prospectus**" means the prospectus dated 4 July 2007 relating to the issuance of the €200,000,000 9 per cent. loan participation notes due 2010 issued by the Lender.

"**2010 Prospectus**" means the prospectus dated 12 February 2010 relating to the issuance of the U.S.$200,000,000 11 per cent. loan participation notes due 2013 issued by the Lender.

"**Account**" means the account in the name of the Lender with the Principal Paying Agent at its specified office, account number 1786339780.

"**Additional Amounts**" has the meaning set forth in Clause 7.1.

"**Advance**" has the meaning set out in Clause 3.1.

"**Affiliate**" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purpose of this definition, "**control**" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "**controlling**" and "**controlled**" have meanings correlative to the foregoing.

"**Agency**" means any agency, authority, central bank, department, government, legislature, minister, official or public statutory person (whether autonomous or not) of, or of the government of, any state.

~~"**Agency Agreement**" means the agency agreement to be dated on or about 5 July 2007 among the Lender, the Principal Paying Agent, the other agents named therein and the Trustee.~~

"**Agreed Form**" means that the form of the document in question has been agreed between the proposed parties thereto.

"**Agreement**" means this amended and restated loan agreement as originally executed or as it may be amended from time to time.

"**Amended and Restated Agency Agreement**" means an agency agreement dated 5 July 2007 as amended and restated by an amended and restated agency agreement dated [•] 2010 between the Issuer, the Trustee and the agents named therein, as may be further amended or supplemented from time to time.

"**Amended and Restated Trust Deed**" means a trust deed dated 5 July 2007 between the Issuer and the Trustee as amended and restated by an amended and restated trust deed dated [•] 2010 between the Issuer and the Trustee and as may be further amended or supplemented from time to time.

"**Assignment**" means the assignment by the Lender in favour of the Trustee of rights of the Lender under this Agreement.

"**~~Basle~~Basel Accord**" means the paper entitled "International Convergence of Capital Measurement and Capital Standards" dated July 1988 and prepared by the ~~Basle~~Basel Committee on Banking Regulations and Supervision, as amended ~~in November 1991.~~or supplemented.

"**Board of Directors**" means, as to any Person, the board of directors or equivalent competent governing body of such Person, or any duly authorised committee thereof.

"**Borrower**" means The International Industrial Bank, Joint Stock Company.

"**business day**" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the city specified, and if no city is specified, in each of Moscow, London and Luxembourg, and, if a payment is to be made in euros hereunder, a day on which the TARGET ~~system~~System is operating.

"**Capital Stock**" means, with respect to any Person, any and all shares, interests, participations, rights to purchase, warrants, options, or other equivalents (however designated) of capital stock of a corporation and any and all equivalent ownership interests in a Person other than a corporation, in each case whether now outstanding or hereafter issued.

"**Central Bank**" means the Central Bank of Russia.

"**Closing Date**" means 5 July 2007.

"**Compliance Certificate**" means a certificate in the form attached as the Schedule to this Agreement.

"**Conditions**" has the meaning ascribed to it in the Amended and Restated Trust Deed.

"**Consent Solicitation Memorandum**" means the consent solicitation memorandum dated [•] 2010 relating to the proposal by the Borrower in respect of the Lender's €200,000,000 9.0% Loan Participation Notes due 2010.

"**Consolidated Total Capital**" as of any date of determination means the Group's Capital calculated in accordance with the ~~Basle~~Basel Accord, as determined from the consolidated balance sheet of the Group as of the end of the most recent IFRS Fiscal Period.

"**Consolidated Total Capital Ratio**" as of any date of determination means the ratio (expressed as a percentage) of (x) Consolidated Total Capital to (y) Risk Weighted Assets of the Group, in each case as determined from its consolidated balance sheet as of the end of the most recent IFRS Fiscal Period preceding the date of determination.

"**Default**" means any event which is, or after notice given hereunder or passage of time or both would be, an Event of Default.

"**Dispute**" has the meaning assigned to it in Clause 19.2.

"**euro**", "**euros**" and "**€**" ~~mean~~means the lawful currency ~~from time to time~~ of the member states of the European Union that ~~adopted~~adopt the single currency in accordance with the Treaty ~~of Rome~~ establishing the European ~~Economic~~ Community (signed in Rome on 25 March 1957), as amended by the Treaty ~~of the~~on European Union (signed ~~at~~in Maastricht on 7 February 1992~~;~~), the Treaty of Amsterdam (signed in Amsterdam on 2 October 1997) and the Treaty of Nice (signed in Nice on 26 February 2001).

"**Event of Default**" has the meaning assigned to such term in Clause 12.1.

"**Facility**" means the term loan facility granted by the Lender to the Borrower as specified in Clause 2.

"**Fair Market Value**" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors of the Borrower and evidenced by a resolution of such Board of Directors.

"**Finance Documents**" means this Agreement, the Amended and Restated Trust Deed, the Notes and the Amended and Restated Agency Agreement, in each case as amended from time to time.

"**Fitch**" means Fitch Ratings, Ltd. (or its successors).

"**Group**" means the Borrower and its Subsidiaries from time to time taken as a whole, and a "**member of the Group**" means any of the Borrower or any of its Subsidiaries from time to time.

"**Guarantee**" means any obligation, contingent or otherwise, of any Person directly or indirectly in any manner guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (b) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "**Guarantee**" will not include endorsements of negotiable instruments for collection or deposit in the ordinary course of business. The term "**Guarantee**" used as a verb has a corresponding meaning.

"**Guarantee Agreement**" means the guarantee agreement dated [•] 2010 between the Guarantors and the Issuer in respect of the unconditional and irrevocable guarantee to the Issuer, on a joint and several basis, by the Guarantors of the performance of all payment and other obligations of the Borrower under this Agreement.

"**Guarantors**" means Nekta Holding Ltd, Enniston Consultants Corp, Roseport Capital Ltd, Brunshaw Finance Ltd, Bennington Global Ltd, Gratton Investments Ltd, Crolite Estates S.A., Leron Services Corp. and Fold Investment Holdings Group, and individually each a "**Guarantor**".

"**IFRS**" means International Financial Reporting Standards, including International Accounting Standards and Interpretations as issued by the International Accounting Standards Board.

"**IFRS Fiscal Period**" means any fiscal period for which the Group has produced financial statements in accordance with IFRS which have either been audited or reviewed by independent accountants of recognised international standing.

"~~**Incur**~~incur" means issue, assume, Guarantee, incur or otherwise become liable for.

"**Indebtedness**" means any indebtedness, in respect of any Person for, or in respect of, monies borrowed or raised including, without limitation, any amount raised by acceptance under any acceptance credit facility; any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any other similar instrument; any liability under any interest rate or currency hedging agreement (and the amount for such Indebtedness in relation to any such transaction shall be calculated by reference to the mark-to-market valuation of such transaction (if it shows a sum owed to the counterparty of the Borrower or any Subsidiary), at the relevant time); any amount raised under any other transaction (including any forward sale or purchase agreement) having the economic effect of a borrowing; and (without double counting) the amount of any liability in respect of any Guarantee or indemnity for any of the items referred to above.

"**Independent Appraiser**" means any third party expert of international standing whose business it is to value and appraise companies or other relevant assets appointed by the Borrower after consultation with the Lender; *provided, however*, that such Independent Appraiser is not an Affiliate of any member of the Group.

"**Interest Payment Date**" means 6 July of each year in which the Loan remains outstanding, being the last day of the corresponding Interest Period, commencing on 6 July 2008 and the last such date being the Repayment Date.

"**Interest Period**" has the meaning assigned to it in Clause 4.3.

"**Lien**" means any mortgage, pledge, encumbrance, lien, charge or other security interest (including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction) and any title retention agreement having a similar effect.

"**Loan**" means, at any time, an amount equal to the aggregate principal amount of the Facility advanced by the Lender pursuant to this Agreement and outstanding at such time.

"**Luxembourg**" means the Grand Duchy of Luxembourg.

"**Material Adverse Effect**" means a material adverse effect on (1) the business, results of operations or condition (financial or otherwise) of the Group taken as a whole; or (2) the Borrower's ability to perform or comply with its obligations under this Agreement; or (3) the

validity or enforceability of this Agreement or the rights or remedies of the Lender hereunder.

"**Material Subsidiary**" means any Subsidiary of the Borrower or a Guarantor (as the case may be):

(i) which, for the most recent IFRS Fiscal Period, accounted for more than five per cent. of the consolidated revenues of the Group or of the Guarantor and its consolidated subsidiaries taken as a whole (as the case may be) or more than five per cent. of the consolidated net income of the Group or of the Guarantor and its consolidated subsidiaries taken as a whole (as the case may be); or which, as of the end of the most recent IFRS Fiscal Period, was the owner of more than five per cent. of the consolidated assets of the Group or of the Guarantor and its consolidated subsidiaries taken as a whole (as the case may be), each as set forth in the most recent available consolidated financial statements of the Group or of the Guarantor and its consolidated subsidiaries taken as a whole (as the case may be) for such IFRS Fiscal Period (with effect from the date of issuance of such statements); or

(ii) to which are transferred substantially all of the assets and undertakings of a Subsidiary of the Borrower, which immediately prior to such transfer was a Material Subsidiary (with effect from the date of such transaction).

"**Moody's**" means Moody's Investors Service, Inc. (or its successors).

"**Noteholder**" means, in relation to a Note, the Person in whose name such Note is for the time being registered in the register of the Noteholders (or, in the case of a joint holding, the first named holder thereof).

"**Notes**" means the €200,000,000 9.00 per cent. loan participation notes due ~~2010 proposed to be~~2011 issued by the Lender ~~pursuant to the Trust Deed~~ for the purpose of financing the Loan and constituted by the Amended and Restated Trust Deed.

"**Officers' Certificate**" means a certificate signed on behalf of the Borrower by two officers of the Borrower, at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of the Borrower.

"**Opinion of Counsel**" means a written opinion from legal counsel reasonably acceptable to the Lender.

"**Paying Agent**" means the Principal Paying Agent, BNY Fund Services (Ireland) Limited or such other paying agent as may be appointed from time to time in connection with the Notes.

"**Person**" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organisation, government, or any agency or political subdivision thereof or any other entity, whether or not having a separate legal personality.

"**Principal Paying Agent**" means The Bank of New York Mellon (formerly known as The Bank of New York), acting through its London Branch, or any other principal paying agent appointed from time to time in connection with the Notes.

"**Principal Owners**" means the following companies and individual which have a direct or indirect ownership interest in, and/or a controlling relationship, with the Borrower: OPK

Trust Company Limited, a company incorporated in New Zealand; LLC M-Stroiinvest, a limited liability company incorporated in Russia; LLC Zhildorstroi, a limited liability company incorporated in Russia; LLC Neftetransstroi, a limited liability company incorporated in Russia; LLC Hyproinvest, a limited liability company incorporated in Russia; LLC Kommungrazhdanstroi, a limited liability company incorporated in Russia; LLC Severzhilstroi, a limited liability company incorporated in Russia; LLC Zapsibneftegaz a limited liability company incorporated in Russia; and Mr. Sergei V. Pugachev, a Russian citizen.

"**Proceedings**" has the meaning assigned to it in Clause 19.2.

"~~**Prospectus**~~**Prospectuses**" means the ~~prospectus dated 4 July 2007 relating to the issuance of the Notes~~2007 Prospectus and the 2010 Prospectus.

"**Qualifying Jurisdiction**" means any jurisdiction which has a double taxation treaty with Russia under which the payment of interest by Russian borrowers to lenders in the jurisdiction in which the lender is incorporated is generally able to be made without deduction or withholding of Russian income tax upon completion of any necessary formalities required in relation thereto.

"**Rate of Interest**" has the meaning assigned to such term in Clause 4.1.

"**Rated Securities**" means all debt securities of the Borrower issued in the international capital markets that are rated by any Rating Agency.

"**Rating Agencies**" means (1) Fitch; (2) Moody's; (3) Standard & Poor's and/or (4) any other internationally recognised securities rating agency which, as agreed with the Borrower, assigns a rating to the Borrower or any securities of the Borrower.

"**Rating Categories**" means (1) with respect to Fitch or Standard & Poor's, any of the following categories (any of which may or may not include a "+" or "-"): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (2) with respect to Moody's, any of the following categories (any of which may or may not include a "1", "2" or "3"): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (3) the equivalent of any such categories of Fitch, Moody's or Standard & Poor's used by another rating agency, if applicable.

"**Rating Downgrade**" means, at any time within six weeks (which period shall be extended to up to six months so long as the corporate credit rating of the Borrower or the credit rating in respect of any Rated Security is under publicly announced consideration for possible downgrade by any Rating Agency) after the date of public notice of any reorganisation or other type of corporate reconstruction, or of the intention of the Borrower or of any Person to effect such a reorganisation or other type of corporate reconstruction, the decrease of the corporate rating of the Borrower or the rating of any Rated Security by any Rating Agency by one or more Rating Categories as a result of such reorganisation or other type of corporate reconstruction, as specified by the relevant Rating Agency; *provided* that if during such 90 day period (as extended, if applicable) a Rating Agency has downgraded its rating assigned to the debt obligations of the Russian Federation or placed the Russian Federation on "credit watch" or formal review (or equivalent) with negative implications or a negative outlook, then a Rating Downgrade shall not be deemed to have occurred if the decrease of the corporate rating of the Borrower or the rating of any Rated Security, as the case may be, was solely attributable to the factors underlying such

negative ratings event in respect of the Russian Federation, as expressed by the relevant Rating Agency.

"**Relevant Indebtedness**" means any Indebtedness which:

(i) (a) is in the form of or represented by any bond, note, debenture stock, loan stock, certificate or other debt instrument which is listed or quoted on any stock exchange; and (b) was initially offered and distributed (as to more than 50 per cent. of the original principal amount of such debt) outside the Russian Federation; or

(ii) is in the form of a borrowing funded by any bond, note, debenture stock, loan stock, certificate or other debt instrument referred to in paragraph (i) above which is issued expressly for the primary purpose of funding sums advanced in respect of such borrowing.

"**Repayment Date**" means 6 July ~~2010.~~2011.

"**Risk Weighted Assets**" means a sum of consolidated assets and off-balance sheet exposures of the Group each multiplied by a weight in accordance with their relative risk for the Group. For the purposes of calculation, the Borrower will allocate the Group's assets and off-balance sheet exposures into five risk categories and will apply weights of 0 per cent., 10 per cent., 20 per cent., 50 per cent. and 100 per cent. respectively as recommended in the ~~Basle~~Basel Accord.

"**Rouble**" means the lawful currency from time to time of Russia.

"**Russia**" shall mean the Russian Federation and any province or political subdivision or Agency thereof or therein, and "**Russian**" shall be construed accordingly.

"**Same-Day Funds**" means euro funds settled through the TARGET System or such other funds for payment in euros as the Lender may at any time determine to be customary for the settlement of international transactions in London of the type contemplated hereby.

"**Security**" means the first fixed charge and assignment granted by the Lender to the Trustee pursuant to the Amended and Restated Trust Deed.

"**Standard & Poor's**" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. (or its successors).

"**Subscription Agreement**" means the subscription agreement dated 4 July 2007 relating to the issuance of the Notes.

"**Subsidiary**" means, in relation to any Person (the "**first Person**") at any particular time, any other Person (the "**second Person**"): (i) whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or (ii) whose financial statements are, in accordance with applicable law and IFRS, consolidated with those of the first Person.

"**TARGET System**" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System~~,~~ which was launched on 19 November 2007, and any successor thereof.

"**Tax Indemnity Amounts**" has the meaning set out in Clause 7.2.

"**Taxes**" means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto).

"**Taxing Authority**" has the meaning set out in Clause 7.1.

~~"**Trust Deed**" means the trust deed relating to the Notes to be dated the Closing Date between the Lender and the Trustee, as amended from time to time.~~

"**Trustee**" means BNY Corporate Trustee Services Limited, or any other Person appointed as trustee under the Amended and Restated Trust Deed from time to time.

"**U.S. Dollars**" and "**U.S.$**" means the lawful currency of the United States of America.

1.2 Interpretation

Unless the context or the express provisions of this Agreement otherwise require, the following shall govern the interpretation of this Agreement:

1.2.1 all references to "Clause" or "sub-Clause" are references to a Clause or sub-Clause of this Agreement;

1.2.2 the terms "hereof", "herein" and "hereunder" and other words of similar import shall mean this Agreement as a whole and not any particular part hereof;

1.2.3 words importing the singular number include the plural and vice versa;

1.2.4 the headings are for convenience only and shall not affect the construction hereof;

1.2.5 the "equivalent" on any given date in one currency (the "first currency") of an amount denominated in another currency (the "second currency") is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the spot rate of exchange quoted on the relevant Reuters page or, where the first currency is (i) Roubles and the second currency is (ii) euros (or vice versa), by the Central Bank at or about 10.00 a.m. (London time or, as the case may be, Moscow time) on such date for the purchase of the first currency with the second currency;

1.2.6 a cost, claim, loss, expense or liability shall be regarded as "properly documented" if it is supported by an itemised invoice from the Lender to the Borrower, on the headed paper of the Lender and signed by the authorised officer of the Lender, supported, to the extent available by documented evidence of the respective cost, loss, expense or liability; and

1.2.7 the "Lender" or the "Borrower" shall be construed so as to include it and any of its subsequent successors, assignees and chargees in accordance with their respective interests.

2 Facility

2.1 Facility

On the terms and subject to the conditions set forth herein, the Lender ~~hereby grants~~granted to the Borrower a single disbursement term loan facility in an aggregate amount of €200,000,000.

2.2 Purpose

The net proceeds of the Advance ~~will be~~were used for general banking purposes and, accordingly, the Borrower shall apply all amounts raised by it hereunder to fund such purposes, but the Lender shall not be concerned with the application thereof.

2.3 Facility Fee

The Borrower ~~shall pay~~paid to the Lender, on or before the Closing Date, a facility fee (the "**Facility Fee**") in the amount of €1,496,112.50. In addition, the Borrower shall pay to the Lender further facility fees on a quarterly basis so long as any amount remains outstanding hereunder, as the Borrower and the Lender may separately agree.

3 Drawdown

3.1 Drawdown

On the terms and subject to the conditions of this Agreement, on the Closing Date the Lender ~~shall make~~made an advance of €200,000,000 (the "**Advance**") to the Borrower and the Borrower ~~shall make~~made a single drawing in the full amount of the Advance.

3.2 Payment of Facility Fee

The Borrower ~~agrees~~agreed that an amount equal to the Facility Fee ~~shall~~was to be deducted from the amount of the Advance. For the avoidance of doubt, any reference in this Agreement to the Advance shall be to the full amount of the Advance notwithstanding any deductions of amounts pursuant to this Clause 3.2.

3.3 Disbursement

Subject to the conditions set forth herein, on the Closing Date the Lender ~~shall transfer~~transferred the amount of the Advance (less the amount ~~to be~~ deducted in accordance with Clause 3.2 above) to the Borrower's account no. 55.050.587 (EUR) with RAIFFEISEN ZENTRALBANK OSTERREICH AG, Am Stadtpark 9, Vienna, A-1030, Austria S.W.I.F.T. RZBAATWW, in Same-Day Funds.

4 Interest

4.1 Rate of Interest

The Borrower will pay interest in ~~Euros~~euros to the Lender on the outstanding principal amount of the Loan from time to time at the rate of 9.00 per cent. per annum (the "**Rate of Interest**"). The amount of interest payable in respect of each Interest Period will be €18,000,000.00, except in respect of the first Interest Period where the amount of interest ~~payable will be~~paid was €18,049,315.07.

4.2 Payment of Interest

Interest at the Rate of Interest shall accrue from day to day, starting from (and including) the Closing Date and shall be paid in ~~arrears~~arrear not later than 10.00 a.m. (London time)

one London business day prior to each Interest Payment Date. Notwithstanding the foregoing, the interest payable on the Interest Payment Date falling on 6 July 2010 shall be paid in arrear not later than 10:00am (London Time) on the London business day [immediately following the [EFFECTIVE DATE OF THE EXTRAORDINARY RESOLUTION]]. Interest on the Loan will cease to accrue from the due date for repayment or prepayment thereof unless payment of principal due on such date is withheld or refused, in which event interest will continue to accrue (before or after any judgment) at the Rate of Interest to, but excluding, the date on which payment in full of the principal thereof is made.

4.3 Calculation of Interest

Where interest is to be calculated in respect of a period which is shorter than an Interest Period, the day-count fraction used will be the number of days in the relevant period, from and including the date from which interest begins to accrue to, but excluding, the date on which it falls due, divided by the number of days in the Interest Period in which the relevant period falls (including the first such day but excluding the last). "**Interest Period**" means each period beginning on (and including) the Closing Date or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date.

5 Repayment and Prepayment

5.1 Repayment

Except as otherwise provided herein, the Borrower shall repay the Loan not later than 10:00 a.m. (London time) one London business day prior to the Repayment Date.

5.2 Prepayment in the event of Taxes or Increased Costs

If the Borrower would have to or has been required to pay any Additional Amount as provided by Clause 7.1 or any Tax Indemnity Amount as provided by Clause 7.2, or if (for whatever reason) the Borrower would have to or has been required to pay additional amounts pursuant to Clause 9, and in any such case such obligation cannot be avoided by the Borrower taking reasonable measures available to it, then the Borrower may (without premium or penalty), upon not less than 20 days' nor more than 90 days' prior notice in writing to the Lender (which notice shall be irrevocable), prepay the Loan in whole (but not in part) on the date specified in the notice, together with any amounts then payable under Clause 7.1, Clause 7.2 or Clause 9 and pay the accrued and unpaid interest on such outstanding principal amount up to and excluding such prepayment date.

Prior to giving any such notice in the event of the Borrower being obliged to make an additional payment as referred to in this Clause 5.2, the Borrower shall address and deliver to the Lender an Officers' Certificate and (if such payment is of an Additional Amount or Tax Indemnity Amount) an opinion of an independent tax adviser of international standing in the relevant jurisdiction confirming that the Borrower would be required to make such payment and that the obligation to make such payment cannot be avoided by the Borrower taking reasonable measures available to it.

5.3 Prepayment in the event of Illegality

If, at any time the Lender reasonably determines (such determination being accompanied, if so requested by the Borrower, by an Opinion of Counsel with the cost of such Opinion of Counsel being borne solely by the Borrower) that it is or would be unlawful or contrary to any applicable law, regulation, regulatory requirement or directive of any Agency for the Lender to allow all or part of the Loan or the Notes to remain outstanding or for the Lender to maintain or give effect to any of its obligations in connection with this Agreement or the Security and/or to charge or receive or to be paid interest at the rate then applicable to the Loan (an "**Event of Illegality**"), then upon notice by the Lender to the Borrower in writing (setting out in reasonable detail the nature and extent of the relevant circumstances), the Borrower and the Lender shall consult in good faith as to a basis which eliminates the application of such Event of Illegality; *provided*, *however*, that the Lender shall be under no obligation to continue such consultation if a basis has not been determined within 30 days of the date on which the Lender so notified the Borrower. If such a basis has not been determined within such 30 days, then upon written notice by the Lender to the Borrower the Borrower shall prepay the Loan (without penalty or premium) in whole (but not in part) on the next Interest Payment Date or on such earlier date as the Lender shall certify to be necessary to comply with such requirements.

5.4 Prepayment in the Event of Guarantors' Failure to Observe Covenants

If the Guarantors fail to perform or observe the covenant contained in Clause 3.4 of the Guarantee Agreement, then without diligence, presentment, demand of payment, protest or notice of any kind, which are expressly waived by the Borrower, the Borrower will immediately prepay the Loan in whole (without premium or penalty) together with any amounts then payable under Clause 7.1, 7.2 or 9 and pay accrued and unpaid interest on such outstanding principal amount up to and excluding such prepayment date.

5.5 ~~5.4~~ Reduction of Loan upon Cancellation of Notes

The Borrower, the Guarantors or any other member of the Group may from time to time purchase Notes in the open market or by tender or by a private agreement at any price. If such Notes so purchased by the Borrower, any of the Guarantors or any other member of the Group are delivered by the Borrower, any of the Guarantors or such member to the Lender or to a Paying Agent for surrender and cancellation, the Loan shall be deemed to have been prepaid in an amount corresponding to the aggregate principal amount of the Notes surrendered for cancellation, together with accrued interest and other amounts (if any) thereon and no further payment shall be made or required to be made by the Borrower or the Guarantors, as the case may be, in respect of such amounts.

5.6 ~~5.5~~ Payment of Other Amounts and Costs of Prepayment

If the Loan is to be prepaid by the Borrower pursuant to any of the provisions of this Clause 5, the Borrower shall, simultaneously with such prepayment, pay to the Lender accrued interest thereon to the date of actual payment and all other sums payable by the Borrower pursuant to this Agreement.

5.7 ~~5.6~~ Provisions Exclusive

The Borrower shall not prepay or repay all or any part of the amount of the Loan except at the times and in the manner expressly provided for in this Agreement. The Borrower shall not be permitted to re-borrow any amounts prepaid or repaid.

6 Payments

6.1 Making of Payments

All payments of principal and interest to be made by the Borrower under this Agreement shall be made unconditionally by credit transfer to the Lender not later than 10.00 a.m. (London time) one London business day prior to each Interest Payment Date or the Repayment Date (as the case may be), and in the case of any prepayments made in connection with Clause 5 one London business day prior to the date on which such prepayment is made, in Same-Day Funds to the Account.

The Borrower shall, before 10.00 a.m. (London time) on the second London business day prior to each Interest Payment Date or the Repayment Date (as the case may be), and in the case of any prepayments made in connection with Clause 5 one London business day prior to the date on which such prepayment is made, procure that the bank effecting such payments on its behalf confirms to the Principal Paying Agent by tested telex or authenticated SWIFT the irrevocable payment instructions relating to such payment.

The Lender agrees with the Borrower that the Lender will not deposit any other monies into the Account and that no withdrawals shall be made from the Account other than as provided for and in accordance with the Amended and Restated Trust Deed and the Amended and Restated Agency Agreement.

6.2 No Set-Off or Counterclaim

All payments to be made by the Borrower under this Agreement shall be made in full without set-off or counterclaim and shall be made free and clear of and without deduction for or on account of any set-off or counterclaim.

6.3 Alternative Payment Arrangements

If, at any time, it shall become impracticable, by reason of any action of any governmental authority or any change of law, exchange control regulations or any similar event, for the Borrower to make any payments hereunder in the manner specified in Clause 6.1, then the Borrower may agree with the Lender alternative arrangements for such payments to be made; provided that, in the absence of any such agreement, the Borrower shall be obliged to make all payments due to the Lender in the manner specified herein.

7 Taxes

7.1 Additional Amounts

All payments of principal and interest made by the Borrower under or in respect of this Agreement shall be made (except to the extent required by law) free and clear of and without deduction or withholding for or on account of any present or future Taxes imposed

or levied on behalf of any government or political subdivision or territory or possession of any government or authority or Agency therein having the power to tax (each a "**Taxing Authority**") within Russia or Luxembourg. If the Lender or Borrower becomes subject at any time to any taxing jurisdiction other than or in addition to Russia or Luxembourg, as the case may be, references in this Clause 7.1 shall be construed as references to Russian and/or Luxembourg and/or such other jurisdiction.

If the Borrower is required by applicable law to make any deduction or withholding from any payment of principal or interest under or in respect of this Agreement for or on account of any such Taxes referred to in the preceding paragraph of this Clause 7.1, it shall, on the date such payment is made, pay such additional amounts ("**Additional Amounts**") as may be necessary to ensure that the Lender receives an amount in euros equal to the full amount which it would have received had such payment not been made subject to such Taxes and shall deliver to the Lender without undue delay evidence satisfactory to the Lender of such deduction or withholding and of the accounting therefor to the relevant Taxing Authority.

This Clause 7.1 shall not apply to any taxes on income payable by the Lender. For the avoidance of doubt, this Clause 7.1 is without prejudice to the obligations of the Lender pursuant to Clause 7.5.

7.2 Tax Indemnity

Without prejudice to the provisions of Clause 7.1, if the Lender notifies the Borrower (setting out in reasonable detail the nature and extent of the obligation with such evidence as the Borrower may reasonably require) that it is obliged to make any withholding or deduction for or on account of any Taxes from any payment in respect of the Notes, the Borrower agrees to pay to the Lender in Same Day Funds to the Account, no later than 10:00 a.m. (London time) one London business day prior to the date on which payment is due to the Noteholders, an additional amount equal to such additional amount as is required to be paid by the Lender pursuant to Condition 8 of the Conditions; *provided, however*, that the Lender shall immediately upon receipt from any Paying Agent of any sums paid pursuant to this provision, to the extent that the Noteholders are not entitled to such additional amounts pursuant to the Conditions, pay such additional amounts to the Borrower (it being understood that none of the Lender or any Paying Agent shall have any obligation to determine whether any Noteholder is entitled to such additional amounts).

Any payments required to be made by the Borrower under this Clause 7.2 are collectively referred to as "**Tax Indemnity Amounts**". For the avoidance of doubt, the provisions of this Clause 7.2 shall not apply to any withholding or deductions of Taxes with respect to the Loan which are subject to payment of Additional Amounts under Clause 7.1.

If the Lender intends to make a claim for any Tax Indemnity Amounts, it shall promptly notify the Borrower thereof.

7.3 Tax Credits and Refunds

If an Additional Amount is paid under Clause 7.1 or a Tax Indemnity Amount is paid under Clause 7.2 by the Borrower and the Lender determines that it has received or been granted a credit against, a relief, remission for, or a repayment of any Taxes, then if and to the extent that such credit, relief, remission or repayment is in respect of or calculated with reference to the deduction or withholding giving rise to such increased payment, or as the

case may be in respect of an additional payment with reference to the loss, liability or cost giving rise to the additional payment, the Lender shall, to the extent that it can do so without prejudice to its right to the amount of such credit, relief, remission or repayment, pay to the Borrower an amount equal to such amount as is attributable to such deduction or withholding or, as the case may be, such loss, liability or cost.

If the Borrower makes a withholding or deduction for or on account of Taxes from a payment under or in respect of this Agreement, the Borrower may apply on behalf of the Lender to the relevant Russian Taxing Authority for a payment to be made by such authorities to the Lender with respect to such Tax. If, whether following a claim made on its behalf by the Borrower or otherwise, the Lender receives such a payment ("**Russian Tax Payment**") from the Russian Taxing Authority with respect to such Taxes, it will as soon as reasonably possible notify the Borrower that it has received that payment (and the amount of such payment); whereupon, provided that the Borrower has notified the Lender in writing of the details of an account (the "**Borrower Account**") to which a payment or transfer should be made, and that the Lender is able to make a payment or transfer under applicable laws and regulations, the Lender will pay or transfer an amount equal to the Russian Tax Payment to the Borrower Account.

7.4 Tax Treaty Relief

The Lender shall make reasonable and timely efforts to assist the Borrower to obtain relief from withholding of Russian income tax pursuant to the double taxation treaty, if any, between Russia and the jurisdiction in which the Lender is incorporated, including its obligations under Clause 7.5.

7.5 Delivery of Forms

The Lender shall, no later than 15 calendar days before any payment ~~of~~by the Borrower under this Agreement (and thereafter as soon as possible at the beginning of each calendar year but not later than 15 calendar days prior to any payment ~~of~~by the Borrower under this Agreement in that year) or otherwise within 30 days of the request of the Borrower, deliver to the Borrower a certificate issued and certified by the competent Agency in Luxembourg (or such Qualifying Jurisdiction in which the Lender or any successor thereto is resident for tax purposes) apostilled or otherwise legalised confirming the status of the Lender as a resident of Luxembourg for the appropriate year (or such Qualifying Jurisdiction in which the Lender or any successor thereto is resident for tax purposes) and (to the extent it is able to do so under applicable law including Russian laws), from time to time, deliver to the Borrower such duly completed forms and, if required, any other documents, together with a power of attorney in form and substance acceptable to the Borrower authorising the Borrower to make the relevant filings with the Russian tax authorities and such other information as may need to be duly completed and delivered by the Lender to enable the Borrower to apply to obtain relief from deduction or withholding of Russian tax after the date of this Agreement or, as the case may be, to apply to obtain a tax refund if a relief from deduction or withholding of Russian tax has not been obtained. The application form and, if required, other documents issued by the Lender referred to in this Clause 7.5 shall be duly signed by the Lender and stamped or otherwise approved by the competent Agency in Luxembourg and the power of attorney shall be duly signed and apostilled or otherwise legalised. If further to an application of the Borrower to the relevant Russian tax authorities the latter requests the Lender's Rouble bank account

details, the Lender shall at the request of the Borrower (a) use reasonable efforts to procure that such Rouble bank account of the Lender is duly opened and maintained, and (b) thereafter furnish the Borrower with the details of such Rouble bank account. The Borrower shall pay for all costs associated, if any, with opening and maintaining such Rouble bank account.

7.6 Mitigation

If at any time either party hereto becomes aware of circumstances which would or might, then or thereafter, give rise to an obligation on the part of the Borrower to make any deduction, withholding or payment as described in Clause 5.3, Clause 7.1 or Clause 7.2, then, without in any way limiting, reducing or otherwise qualifying the Lender's rights, or the Borrower's obligations, under such clauses, such party shall promptly upon becoming aware of such circumstances notify the other party, and, thereupon the parties shall consider and consult with each other in good faith with a view to finding, agreeing upon and implementing a method or methods by which any such obligation may be avoided or mitigated and, to the extent that the parties can do so without taking any action which in the reasonable opinion of such party is prejudicial to its own position, take such reasonable steps as may be reasonably available to it to avoid such obligation or mitigate the effect of such circumstance, including in the case of the Lender (without limitation) by transfer of its rights or obligations under this Agreement (but only in accordance with the terms and conditions of the other Finance Documents). The Borrower agrees to reimburse the Lender for all costs (including, but not limited to, legal fees) incurred by the Lender in connection with this Clause, on terms that may be separately agreed between the Lender and the Borrower.

7.7 Lender Notification

The Lender agrees promptly, upon becoming aware thereof, to notify the Borrower if it ceases to be resident in Luxembourg or a Qualifying Jurisdiction or if any of the representations set forth in Clause 10.2 are no longer true and correct.

8 Conditions Precedent

The obligation of the Lender to make the Advance (less any deduction (if any) in accordance with Clause 3.2) ~~shall be~~was subject to the conditions precedent that as at the Closing Date (a) the Lender ~~shall have~~had received the full amount of the subscription monies for the Notes and those subscription monies ~~shall be~~had and ~~remain~~remained available in full to be on-lent to the Borrower, (b) the Lender ~~shall have~~had received in full the Facility Fee, (c) the representations and warranties made and given by the Borrower in Clause 10.1 ~~shall be~~were true and accurate as if made and given on the Closing Date with respect to the facts and circumstances then existing, (d) no event ~~shall have~~had occurred and be continuing that constitutes, or that, with the giving of notice or the lapse of time, or both, would constitute, an Event of Default, (e) the Borrower ~~shall~~was not ~~be~~ in breach of any of the terms, conditions and provisions of this Agreement and (f) the Subscription Agreement, the Trust Deed (as defined in the Original Loan Agreement) and the Agency Agreement, in each case (as defined in the Original Loan Agreement), in the Agreed Form, ~~shall have~~had been executed and delivered.

9 Change in Law; Increase in Cost

9.1 Compensation

In the event that after the date of this Agreement there is any change in or introduction of any tax, law, regulation, regulatory requirement or official directive (whether or not having the force of law but, if not having the force of law, the observance of which is in accordance with the generally accepted financial practice of financial institutions in the country concerned) or in the interpretation or application thereof by any person charged with the administration thereof, which:

9.1.1 subjects or will subject the Lender to any Taxes with respect to payments of principal of or interest on the Loan or any other amount payable under this Agreement (other than any Taxes payable by the Lender on its overall net income, capital gains or any Taxes referred to in Clauses 7.1 or 7.2); or

9.1.2 increases or will increase the taxation of or changes or will change the basis of taxation of payments to the Lender of principal of or interest on the Loan or any other amount payable under this Agreement (other than any such increase or change which arises by reason of any increase in the rate of tax payable by the Lender on its overall net income or as a result of any Taxes referred to in Clauses 7.1 or 7.2); or

9.1.3 imposes or will impose on the Lender any other condition affecting this Agreement, or the Loan,

and if as a result of any of the foregoing:

(i) the cost to the Lender of making, funding or maintaining the Loan is increased; or

(ii) the amount of principal, interest or other amount payable to or received by the Lender hereunder is reduced; or

(iii) the Lender makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of any sum receivable by it from the Borrower hereunder or makes any payment or foregoes any interest or other return on or calculated by reference to the gross amount of the Loan,

then subject to the following, and in each such case:

(a) the Lender shall, as soon as practicable after becoming aware of such increased cost, reduced amount or payment made or foregone, give written notice to the Borrower, together with a certificate signed by two authorised officials of the Lender describing in reasonable detail the introduction or change or request which has occurred and the country or jurisdiction concerned and the nature and date thereof and demonstrating the connection between such introduction, change or request and such increased cost, reduced amount or payment made or foregone, and setting out in reasonable detail the basis on which such amount has been calculated, and all relevant supporting documents evidencing the matters set out in such certificate; and

(b) the Borrower, in the case of sub-Clauses (i) and (iii) above, shall on demand by the Lender, pay to the Lender such additional amount as shall be necessary to compensate the Lender for such increased cost, and, in the case of sub-Clause (ii) above, at the time the amount so reduced would otherwise have been payable, pay to the Lender such additional amount as shall be necessary to compensate the Lender for such reduction, payment or foregone interest or other return,

provided, however, that this Clause 9.1 will not apply to or in respect of any matter for which the Lender has already been compensated under Clause 7.1 or Clause 7.2.

9.2 Lender Tax Event

If, as a result of a change in the law, practice or interpretation of the law, the Lender is unable to obtain relief in computing its Luxembourg tax liability for some or all of the interest payable on the Notes (having duly and timely claimed such relief and notwithstanding receipt of confirmation from the relevant tax authorities that such relief is available), the Borrower agrees to pay such additional amount to the Lender that the Lender reasonably determines will leave it in the same after tax position as if it were able to obtain tax relief for all of the interest payable on the Notes. The Borrower's obligation to pay such additional amounts shall survive the termination of this Agreement.

9.3 Mitigation

In the event that the Lender becomes aware that it is entitled to make a claim pursuant to Clause 9.1 or Clause 9.2 the Lender shall consult in good faith with the Borrower and shall use reasonable efforts (based on the Lender's reasonable interpretation of any relevant tax, law, regulation, requirement, official directive, request, policy or guideline) to reduce, in whole or in part, the Borrower's obligations to pay any additional amount pursuant to such Clause, except that nothing in this Clause ~~9.2~~9.3 shall obligate the Lender to incur any costs or expenses in taking any action hereunder which, in the reasonable opinion of the Lender, is prejudicial to its interests.

10 Representations and Warranties

10.1 Borrower's Representations and Warranties

The Borrower ~~makes~~made on the date of the Original Loan Agreement the representations and warranties to the Lender set out in this Clause 10.1 with the intent that such shall form the basis of ~~this~~the Original Loan Agreement and acknowledges that the Lender has entered into this Agreement in reliance on these representations and warranties. Each of the representations and warranties in this Clause 10.1 ~~shall be~~were deemed to be repeated by the Borrower on the date of the Advance.

10.1.1 It is duly organised and incorporated and validly existing under the laws of Russia, is not in liquidation or receivership nor is actually aware of any steps having been taken to effect the same and has the corporate power and legal right to enter into and to perform its obligations under this Agreement and to borrow the Advance, and it has taken all necessary corporate, legal and other action required to

authorise the borrowing of the Advance on the terms and subject to the conditions of this Agreement and to authorise the execution and delivery of this Agreement and the performance of this Agreement in accordance with its terms.

10.1.2 This Agreement has been or will be duly executed and delivered by it and constitutes legal, valid and binding obligations of the Borrower enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally, and as to enforceability, (i) to general principles of equity, (ii) with respect to the enforceability of a judgment whether there is a treaty in force relating to the mutual recognition of foreign judgments; and (iii) to the fact that certain tax gross-up and tax indemnity provisions may not be enforceable under Russian law.

10.1.3 The execution, delivery and performance by the Borrower of this Agreement will not conflict with or result in any breach or violation of (i) any law or regulation or any order of any governmental, judicial or public body or authority in Russia, (ii) the constitutive documents, rules and regulations of the Borrower, (iii) any agreement or other undertaking or instrument to which the Borrower is a party or which is binding upon the Borrower or any of its assets, nor result in the creation or imposition of any Liens on any of its assets pursuant to the provisions of any such agreement or other undertaking or instrument, or (iv) the terms of the Borrower's banking licence.

10.1.4 All consents, licences, notifications, authorisations or approvals of, or filings with, any governmental, judicial and public bodies and authorities of Russia (including, without limitation, the Central Bank), if any, in connection with the execution, delivery, performance, legality, validity, enforceability, and admissibility in evidence of this Agreement (subject to a Russian legal requirement to provide to a Russian court a duly certified translation thereof into Russian) have been obtained or effected and are and shall remain in full force and effect, other than in each case, any such consent, licence, notification, authorisation, approval or filing required in relation to exchange control regulations which may only be obtained after the date of this Agreement.

10.1.5 No event has occurred and is continuing that constitutes, or that, with the giving of notice or the lapse of time, or both, would constitute, an Event of Default or a material default under any agreement or instrument evidencing any Indebtedness of the Borrower, and no such event will occur upon the making of the Loan.

10.1.6 There are no judicial, arbitral or administrative actions, proceedings or claims (including, without limitation, with respect to Taxes) pending or, to the knowledge of the Borrower, threatened, against the Borrower or any of its Material Subsidiaries, or, to the Borrower's actual knowledge, against any of the Principal Owners, which are reasonably likely to be adversely determined against the Borrower or such Material Subsidiary or such Principal Owner and the adverse determination of which would singly or in the aggregate (i) prohibit the execution and delivery of this Agreement or the Borrower's compliance with its obligations hereunder or (ii) have a Material Adverse Effect.

10.1.7 The Borrower's obligations under the Loan rank at least *pari passu* with all of the Borrower's other unsecured and unsubordinated Indebtedness except for those

whose claims are preferred by any bankruptcy, insolvency, liquidation, moratorium or similar laws of general application.

10.1.8 The audited consolidated financial statements of the Group as at and for the year ended 31 December 2006 and the related notes thereto:

(i) were prepared in accordance with IFRS and the report issued in connection therewith was made without qualification;

(ii) disclose all liabilities (contingent or otherwise) and all unrealised or anticipated losses of the Group as at that date in accordance with IFRS; and

(iii) save as disclosed therein, present fairly in all material respects the assets and liabilities as at that date and the results of operations of the Group during the relevant financial year in accordance with IFRS.

10.1.9 No event or circumstance has occurred since 31 December 2006 (being the date of the most recent audited financial statements of the Group as of the date hereof) which has had a Material Adverse Effect.

10.1.10 The execution, delivery and enforceability of this Agreement is not subject to any tax, duty, fee or other charge, including, without limitation, any registration or transfer tax, stamp duty or similar levy, imposed by or within Russia or any political subdivision or Taxing Authority thereof or therein (other than state duty paid on any claim, petition or other application filed with a Russian court).

10.1.11 Neither the Borrower nor its property has any right of immunity from suit, execution, attachment or other legal process in respect of any action or proceeding relating in any way to this Agreement.

10.1.12 The Borrower and its Subsidiaries and, to the Borrower's actual knowledge, the Principal Owners are in compliance in all material respects with all applicable provisions of law except where failure to be so in compliance would not have a Material Adverse Effect.

10.1.13 The Borrower is in compliance with all applicable limits set by the Central Bank and by the Borrower's Asset and Liability Management Committee ("**ALCO**") with respect to (i) loans to a single borrower or group of related borrowers; (ii) loans to a single economic sector or industry or group of economic sectors or industries; (iii) off-balance sheet exposures; and (iv) off-balance sheet transactions.

10.1.14 The Borrower, having made all reasonable inquiries, believes that the scope and amount of collateral (including guarantees) obtained in respect of the Borrower's related party transactions are commercially and prudentially adequate for the purposes of its banking business.

10.1.15 There are no labour strikes, disturbances, lockouts, slowdowns or stoppages of employees, or other employment disputes, of or against the Borrower or any of its Material Subsidiaries which exist, are pending or, to the Borrower's knowledge, threatened or imminent, except for those that would not have a Material Adverse Effect.

10.1.16 Under current laws and regulations of Russia and Luxembourg and any respective political subdivisions thereof, and based upon the representations of the Lender set

forth in Clause 10.2 and compliance by the Lender with Clause 7.5, all payments of principal and/or interest, Additional Amounts, Tax Indemnity Amounts or any other amounts payable on or in respect of the Loan may be paid by the Borrower to the Lender in euros and will not be subject to Taxes under laws and regulations of Russia, or any political subdivision or Taxing Authority thereof or therein, respectively, and will otherwise be free and clear of any other Tax, duty, withholding or deduction in Luxembourg, Russia, or any political subdivision or Taxing Authority thereof or therein (provided, however, that the Borrower makes no representation as to any income or similar tax of Luxembourg (or any Qualifying Jurisdiction) which may be assessed thereon) and without the necessity of obtaining any governmental authorisation in Russia or any political subdivision or Taxing Authority thereof or therein.

10.1.17 Except as disclosed in the 2007 Prospectus, any proceedings commenced in Russia in relation to this Agreement, the choice of English law as the governing law of this Agreement and any arbitration award obtained in England in relation thereto will be recognised and enforced after compliance with the applicable procedural rules and other legal requirements in Russia.

10.1.18 Except where failure to do so would not have a Material Adverse Effect, it has the corporate power and legal right to own its property and to conduct its business as currently conducted.

10.1.19 All licences, consents, examinations, clearances, filings, registrations and authorisations which are necessary to enable the Borrower or any of its Subsidiaries to own its assets and carry on its business are in full force and effect, except where their failure to be in full force and effect would not have a Material Adverse Effect.

10.1.20 Except as disclosed in the 2007 Prospectus, none of the Borrower nor any of its Subsidiaries nor, to the Borrower's actual knowledge, any of the Principal Owners (insofar as they relate to such Principal Owner's interest in the Borrower) is materially overdue in the filing of any tax returns, reports and other information required to be filed by it with any appropriate Taxing Authority, and each such tax return, report or other information was, when filed, accurate and complete in all material respects; and each of the Borrower and its Subsidiaries and, to the Borrower's actual knowledge, the Principal Owners (insofar as they relate to such Principal Owner's interest in the Borrower) has duly paid, or has made adequate reserves for, all Taxes required to be paid by it and any other assessment, fine or penalty levied against it (other than those it is contesting in good faith), and to the best of the Borrower's knowledge, no Tax deficiency is currently asserted against the Borrower or any of its Subsidiaries or, to the Borrower's actual knowledge, (insofar as it relates to its interest in the Borrower) any of the Principal Owners except, in each case, where any such failure to do so would not have a Material Adverse Effect.

10.2 Lender's Representations and Warranties

The Lender ~~represents~~represented and ~~warrants~~warranted to the Borrower on the date of the Original Loan Agreement and on the date of the Advance as follows:

10.2.1 the Lender is duly incorporated under the laws of Luxembourg and has full power and capacity to execute this Agreement and the other Finance Documents to which it is a party and to undertake and perform the obligations expressed to be assumed by it herein and therein and the Lender has taken all necessary action to approve and authorise the same;

10.2.2 the execution of this Agreement and the other Finance Documents to which it is a party and the undertaking and performance by the Lender of the obligations expressed to be assumed by it herein and therein will not conflict with, or result in a breach of or default under, the laws of Luxembourg or any agreement or instrument to which it is a party or by which it is bound;

10.2.3 this Agreement and the other Finance Documents to which it is a party have been or will be duly executed and delivered and constitute, or will constitute, legal, valid and binding obligations of the Lender enforceable in accordance with their terms;

10.2.4 all authorisations, consents and approvals required by the Lender for or in connection with the execution of this Agreement and the other Finance Documents to which it is a party and the performance by the Lender of the obligations expressed to be undertaken by it therein have been obtained and are in full force and effect; and

10.2.5 the Lender is a *société anonyme* incorporated under Luxembourg law, registered in the Register of Commerce and Companies of Luxembourg and having its registered office and its principal establishment in Luxembourg. The Lender is considered a resident of Luxembourg for taxation purposes. The Lender will be liable to Luxembourg taxes on its Luxembourg sourced income as well as on its foreign sourced income. The Lender may also benefit from tax treaties signed by Luxembourg, including the double tax treaty concluded on 28 June 1993 between Luxembourg and Russia. At the date hereof, the Lender does not have a permanent establishment in Russia.

11 Covenants

11.1 Negative Pledge

So long as any amount remains outstanding hereunder, neither the Borrower nor any of its Material Subsidiaries will create or permit to subsist any Lien (other than any Lien upon, or with respect to, any present or future assets or revenues or any part thereof which is created pursuant to any securitisation, asset-backed financing or like arrangement, and whereby all payment obligations secured by such Lien, or having the benefit of such Lien, are to be discharged solely from such assets or revenues, provided that such Liens shall not be incurred if that would result in the principal amount of such encumbered Relevant Indebtedness exceeding 10% of the total assets of the Borrower and its Subsidiaries on a consolidated basis (determined by reference to the balance sheet date for the Borrower's most recent IFRS Fiscal Period)) upon or in respect of any of its undertakings, property, income, assets or revenues, present or future, to secure any Relevant Indebtedness unless, at the same time or prior thereto, the Borrower's obligations hereunder are to the satisfaction of the Trustee secured equally and rateably therewith or benefit from such other security or other arrangements, as the case may be, to the satisfaction of the Trustee.

11.2 Mergers and Similar Transactions

The Borrower shall not, without the prior written consent of the Lender, and shall ensure that ~~no~~none of its Material ~~Subsidiary~~Subsidiaries shall, enter into any reorganisation (whether by way of a merger, accession, division, separation or transformation, as these terms are construed by applicable Russian legislation) or any other type of corporate reconstruction, excluding, in each case, for the avoidance of doubt, a change in the shareholdings in the Borrower alone, if such reorganisation or corporate reconstruction would result in (i) a Material Adverse Effect or (ii) a Rating Downgrade. For the avoidance of doubt, for the purpose of this Clause 11.2, a "merger" shall not include a share-for-share acquisition by the Borrower or ~~a~~one of its Material ~~Subsidiary~~Subsidiaries if the Borrower or, as the case may be, such Material Subsidiary is not merged into the entity so acquired.

11.3 Disposals

Except as otherwise permitted herein, the Borrower shall not, and shall ensure that none of its Subsidiaries shall, sell, lease, transfer or otherwise dispose of by one or more transactions or series of transactions (whether related or not), the whole or any material part of its revenues or its assets (except for sales or other disposals of assets in the ordinary course of business and payments of cash) unless the terms of such transactions are substantially no less favourable to the Borrower, or the relevant Subsidiary, as the case may be, than those which would be obtained in a comparable arms-length transaction. This Clause 11.3 does not apply to any transaction between the Borrower and any of its Subsidiaries, or between any Subsidiaries of the Borrower. With respect to a sale or disposal of capital assets involving aggregate payments or value in excess of 10 per cent. of the gross assets of the Borrower and its Subsidiaries on a consolidated basis determined by reference to the balance sheet date for the Borrower's most recent IFRS Fiscal Period, the Borrower shall deliver to the Lender a written opinion from an Independent Appraiser to the effect that such sale is fair, from a financial point of view, to the Borrower or the relevant Subsidiary, as the case may be, and such written opinion shall be conclusive and binding on the parties.

11.4 Maintenance of Authorisations

The Borrower shall take all necessary action to obtain, and do or cause to be done all things reasonably necessary to maintain in full force and effect all consents, licences, approvals and authorisations, and make or cause to be made all registrations, recordings and filings, which may at any time be required to be obtained or made in Russia for the execution, delivery or performance of this Agreement or for the legality, validity, enforceability or admissibility in evidence in Russia thereof.

11.5 Maintenance of Property

The Borrower shall, and shall ensure that its Material Subsidiaries will, cause all property used in, and material to, the conduct of its or their business to be maintained and kept in good condition, repair and working order and to be supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as, in the reasonable judgement of the Borrower or any Material Subsidiary, may be reasonably necessary so that the business carried on in connection therewith may be properly conducted at all times.

11.6 No Limitation on Dividend or Other Payments Affecting Subsidiaries

The Borrower shall not create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any of its Subsidiaries to (a) pay dividends or make any other distributions on its share capital; or (b) make any loans or advances or pay any Indebtedness owed to the Borrower, other than in each case encumbrances or restrictions existing under this Agreement and any other agreement in effect prior to the Closing Date and advised in writing to the Lender.

11.7 Financial Information

11.7.1 The Borrower hereby undertakes that so long as the Loan or any other sum owing hereunder remains outstanding it shall deliver to the Trustee:

(i) within seven months after the end of each of the Group's financial years, copies of the Group's audited consolidated financial statements for such financial year, prepared in accordance with IFRS consistently applied with the corresponding financial statements for the preceding period; and

(ii) within four months after the end of the first half of each of the Group's financial years, copies of the Group's consolidated unaudited financial statements for such period prepared in accordance with IFRS consistently applied with the corresponding financial statements for the preceding period.

~~11.7.2 The Borrower hereby undertakes that it shall deliver to the Lender:~~

~~(i) copies of the Group's audited consolidated financial statements as of and for the year ended 31 December 2006 prepared in accordance with IFRS consistently applied with the corresponding financial statements for the preceding period; and~~

~~(ii) copies of the comfort letter dated the date hereof and the Closing Date from Deloitte & Touche.~~

11.7.2 ~~11.7.3~~ The Borrower hereby undertakes that it shall deliver to the Lender and the Trustee, without undue delay, such additional information regarding the financial position or the business of the Borrower and its Subsidiaries, taken as a whole, as the Lender or the Trustee may reasonably request including providing certificates to the Trustee as contemplated in the Finance Documents.

11.7.3 ~~11.7.4~~ The Borrower undertakes to furnish to the Lender and the Trustee such information as the Irish Stock Exchange (or any other or further stock exchanges or any relevant authority or authorities on which the Notes may, from time to time, be listed or admitted to trading) may require in connection with the listing or admission to trading of such Notes on such stock exchange or relevant authority.

11.8 Ranking of Claims

The Borrower shall ensure that at all times the claims of the Lender against it under this Agreement rank at least *pari passu* with the claims of all the Borrower's other unsecured creditors save those whose claims are preferred by any bankruptcy, insolvency, liquidation or similar laws of general application.

11.9 Restricted Payments

11.9.1 Subject to sub-Clause ~~11.9(b),~~11.9.2, the Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i) declare or pay dividends, in cash or otherwise, or make any other distributions (whether by way of redemption, acquisition or otherwise) in respect of its share capital, other than dividends or distributions payable to the Borrower or any of its Subsidiaries;

(ii) voluntarily purchase, redeem or otherwise retire for value any Capital Stock of the Borrower or, prior to scheduled maturity or scheduled repayment, subordinated debt of the Borrower or any Subsidiary of the Borrower (except for the repayment of inter-company debt owed by any member of the Group to any other member of the Group from time to time)

any such action being referred to herein as a "**Restricted Payment**."

11.9.2 The Borrower and any of its Subsidiaries may make a Restricted Payment if at the time of such payment no Event of Default has occurred and is continuing or would result therefrom and the aggregate amount of all Restricted Payments made during the fiscal year of such payment does not exceed 50 per cent. of the Group's consolidated net profit (calculated in accordance with IFRS) for the immediately preceding fiscal year.

11.10 Transactions with Affiliates

11.10.1 The Borrower shall not and shall ensure that none of its Subsidiaries shall, directly or indirectly, conduct any business, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, transfer, assignment, lease, conveyance or exchange of any property or the rendering of any service) with, or for the benefit of, any Affiliate (an "**Affiliate Transaction**") including, without limitation, intercompany loans unless the terms of such Affiliate Transaction are no less favourable to the Borrower or such Subsidiary, as the case may be, than those that could be obtained in a comparable arm's length transaction with a Person that is not an Affiliate of the Borrower or such Subsidiary.

11.10.2 With respect to an Affiliate Transaction (except for transactions in the ordinary course of the Borrower's banking business) involving aggregate payments or value in excess of U.S.$20,000,000 (or its equivalent in other currencies), the Borrower shall deliver to the Lender and the Trustee a written opinion from an Independent Appraiser to the effect that such Affiliate Transaction is fair, from a financial point of view, to the Borrower or the relevant Subsidiary, as the case may be.

11.10.3 This Clause 11.10 does not apply to (i) compensation or employee benefit arrangements with any officer or director of the Borrower or a Subsidiary, as the case may be, arising as a result of their employment contract, (ii) any Affiliate Transaction between the Borrower and any of its Subsidiaries or between any Subsidiaries of the Borrower, (iii) transactions existing on the date hereof and of the type described in the 2007 Prospectus made pursuant to written agreements and arrangements and (iv) any Guarantee or indemnity by a shareholder of the

Borrower or an Affiliate thereof of any Indebtedness of the Borrower or any Subsidiary.

11.11 Financial Covenants

The Borrower shall (except as otherwise specifically provided or agreed by the Lender) at all times maintain:

11.11.1 full compliance with mandatory ratios (normatives) and other requirements of the Central Bank;

11.11.2 a Consolidated Total Capital Ratio of not less than 20%; and

11.11.3 a ratio of (A) loans and advances to customers made to related parties (less allowance for impairment losses) to (B) total equity (not including subordinated capital) (each of (A) and (B) calculated in accordance with IFRS) of not more than 50%.

11.12 Compliance Certificate

11.12.1 The Borrower shall deliver to the Lender and the Trustee on each Interest Payment Date, written notice in the form of a Compliance Certificate stating that to the best of the relevant officers' knowledge (i) the Borrower has kept, observed, performed and fulfilled its material obligations under, and has complied with each and every covenant contained in Clause 11 of, this Agreement and (ii) no Default or Event of Default has occurred (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which the Borrower may have knowledge).

11.12.2 With each set of audited financial statements delivered pursuant to Clause ~~11.7,~~11.8, the Borrower shall deliver to the Trustee a certificate of its auditors stating that the Borrower is in compliance with Clause ~~11.11.~~11.12.

11.13 Notification of Events of Default and Defaults

The Borrower shall promptly on becoming aware thereof inform the Lender and the Trustee of the occurrence of a Default or any Event of Default and, upon receipt of a written request to that effect from the Lender or the Trustee, confirm to the Lender and the Trustee that, save as previously notified to the Lender and the Trustee or as notified in such confirmation, no Default or Event of Default has occurred.

11.14 Rating

The Borrower shall take such steps as are necessary in order to obtain and maintain a rating for the Notes and the Borrower from a Rating Agency.

12 Events of Default

12.1 Events of Default

If one or more of the following events of default (each, an "**Event of Default**") shall occur, the Lender shall be entitled to the remedies set forth in Clause 12.3.

12.1.1 The Borrower fails to pay any amount of principal or interest payable hereunder within five business days of the due date for payment thereof in the currency and in the manner specified herein.

12.1.2 The Borrower or Guarantors, as the case may be, fails to perform or observe any covenant or agreement contained herein, or in the Guarantee Agreement (other than with regard to Clause 3.4) as the case may be, to be performed or observed by it and such failure is not remedied within 30 days of notice in writing by the Lender to the Borrower or the Guarantors, as the case may be, requesting the same to be remedied.

12.1.3 Any representation or warranty of the Borrower or any statement deemed to be made by the Borrower in this Agreement or in any other certificate or notice delivered by the Borrower in connection with this Agreement proves to have been inaccurate, incomplete or misleading in any material respect at the time it was made or repeated or deemed to have been made or repeated if not remedied (if capable of remedy) within 30 days of notice in writing by the Lender to the Borrower requesting the same to be remedied.

12.1.4 Any Indebtedness of the Borrower, the Guarantors or any of ~~its~~their Material Subsidiaries shall become due and payable prior to the stated maturity thereof other than at the option of the debtor following a default of the Borrower, the Guarantors, or any of ~~its~~their Material Subsidiaries, or the Borrower or the Guarantors or any of ~~its~~their Material Subsidiaries shall fail to make any payment of principal in respect of any Indebtedness of the Borrower, the Guarantors, or any of ~~its~~their Material Subsidiaries on the date on which such payment is due and payable or at the expiration of any grace period originally applicable thereto, *provided, however*, that the aggregate amount of the relevant Indebtedness in respect of which one or more of the events mentioned in this sub-Clause 12.1.4 shall have occurred equals or exceeds U.S.$10,000,000 (or its equivalent in any other currency or currencies).

12.1.5 Any governmental authorisation necessary for the performance of any obligation of the Borrower under this Agreement or any of the Guarantors under the Guarantee Agreement fails to be in full force and effect and such failure materially adversely affects any rights or claims of the Noteholders.

12.1.6 The occurrence of any of the following events: (i) the Borrower or any of its Material Subsidiaries fails or is unable to pay (or publicly announces that it will fail or will be unable to pay) its debts generally as they become due; (ii) revocation, suspension or other loss of the banking licence of the Borrower or, if applicable, of any of its Material Subsidiaries; (iii) any of the Borrower or any of its Material Subsidiaries seeking or consenting to the introduction of proceedings for its liquidation or the appointment of a liquidation commission (*likvidatsionnaya komissiya*) or similar officer of any of the Borrower or any of its Material Subsidiaries, as the case may be, or any analogous procedure or event in any other relevant jurisdiction; (iv) the institution of the supervision (*nablyudeniye*), external management (*vneshneye upravleniye*) or bankruptcy management (*konkursnoye proizvodstvo*) of any Material Subsidiary of the Borrower that is not a credit organisation, as such terms with Russian transliteration are defined in the Federal Law of Russia No. 127-FZ "On Insolvency (Bankruptcy)" of 26 October 2002 (as amended or replaced from time to time), or any analogous procedure or event in any other relevant

jurisdiction; (v) the institution of financial rehabilitation (*finansovoye ozdorovlenie*), pursuant to the request of the Central Bank, temporary administration (*vremennaya administratsiya*), bankruptcy management (*konkursnoye proizvodstvo*) or reorganisation (*reorganizatsiya*) with respect to the Borrower or any of its Material Subsidiaries that are credit organisations as such terms with Russian transliteration are defined in the Federal Law of Russia No. 40-FZ "On Insolvency (Bankruptcy) of Credit Organisations" dated 25 February 1999 (as amended or replaced from time to time), or any analogous procedure or event in any other relevant jurisdiction; (vi) any judicial liquidation, dissolution, administration or winding-up of the Borrower or any of its Material Subsidiaries; or (vii) the shareholders of the Borrower or any Material Subsidiary shall have approved any plan of liquidation, dissolution, administration or winding-up of the Borrower or such Material Subsidiary.

12.1.7 Any of the Guarantors or their Material Subsidiaries (other than those incorporated in the Russian Federation) consents by answer or takes any corporate action or other steps are taken or legal proceedings are started for its bankruptcy, liquidation, winding-up, dissolution, administration or reorganisation or for the appointment of a liquidator, receiver, administrator, administrative receiver or similar officer of it or of any or all of its revenues and assets; or a court of competent jurisdiction enters an order for relief or a decree in an involuntary case in bankruptcy or any such action or proceeding or for the appointment of a custodian in respect of the Guarantors or any of their Material Subsidiaries (other than those incorporated in the Russian Federation) or any of its property and such order or decree remains unstayed and in effect for 60 days, which with respect to Material Subsidiaries (other than those incorporated in the Russian Federation) only, might have a Material Adverse Effect.

12.1.8 The occurrence of any of the following events: (i) any of the Guarantors or any of their respective Material Subsidiaries (that are incorporated in the Russian Federation) fails or is unable to pay (or publicly announces that it will fail or will be unable to pay) its debts generally as they become due; (ii) any of the Guarantors or any of their respective Material Subsidiaries (that are incorporated in the Russian Federation) seeking or consenting to the introduction of proceedings for its liquidation, whether mandatory or voluntary, or the appointment of a liquidation commission (likvidatsionnaya komissiya) or similar officer of the Guarantors or any of their respective Material Subsidiaries (that are incorporated in the Russian Federation), as the case may be, or any analogous procedure or event in any other relevant jurisdiction; (iii) any judicial liquidation, dissolution, administration or winding-up of any of the Guarantors or any of their respective Material Subsidiaries; or (iv) the shareholders of any of the Guarantors or any Material Subsidiary shall have approved any plan of liquidation, dissolution, administration or winding-up of any of the Guarantors or such Material Subsidiary (that are incorporated in the Russian Federation).

12.1.9 ~~12.1.7~~ The Borrower, any of the Guarantors or any Material Subsidiary commences negotiations with its creditors generally with a view to the general readjustment or rescheduling of its Indebtedness or makes a general assignment for the benefit of or a composition with its creditors generally.

12.1.10 ~~12.1.8~~ Any government, Agency or court takes any action that has a Material Adverse Effect.

12.1.11 ~~12.1.9~~ A secured party takes possession, attachment or sequestration or a receiver, manager or other similar officer is appointed, of the whole or any part of the undertaking, assets and revenues of the Borrower, any of the Guarantors or any of its Material Subsidiaries having a Fair Market Value in excess of U.S.$10,000,000 (or its equivalent in any other currency or currencies).

12.1.12 ~~12.1.10~~ There is a seizure, compulsory acquisition, expropriation, nationalisation or renationalisation, in each case without appropriate compensation, by or under state authority of all or part (the book value of which is 20 per cent. or more of the book value of the whole) of the assets of the Group.

12.1.13 ~~12.1.11~~ The aggregate amount of unsatisfied judgments, decrees or orders of courts or other appropriate and competent law enforcement bodies for the payment of money (including, without limitation, payments in respect of Taxes) against the Borrower, any of the Guarantors or any Subsidiary of the Borrower or any Guarantor in the aggregate exceeds U.S.$10,000,000, or the equivalent thereof in any other currency or currencies and there is a period of 60 days following the entry thereof during which such judgment, decree or order is not discharged, waived or the execution thereof stayed and such default continues for ten days after the notice specified in Clause 12.2.

12.1.14 ~~12.1.12~~ At any time it is or becomes unlawful for the Borrower or any of the Guarantors to perform or comply in any material respect with any or all of its obligations under this Agreement or, as the case may be, the Guarantee Agreement or any of such obligations are not, or cease to be, legal, valid, binding and enforceable, subject to the 30 day remedy period as provided for in sub-Clause 12.1.2.

12.1.15 ~~12.1.13~~ The Group ceases to carry on the principal business which it carried on the date of this Agreement, being the conduct of banking business as described in the ~~Prospectus~~Prospectuses.

12.1.16 ~~12.1.14~~ Any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing sub-Clauses 12.1.6, 12.1.7, 12.1.8, 12.1.9 and 12.1.10.

12.2 Notice of Default

The Borrower shall deliver to the Lender and the Trustee, immediately upon becoming aware of the same, written notice in the form of an Officers' Certificate of any event which is a Default or an Event of Default, its status and what action the Borrower, the relevant Guarantor or the relevant Subsidiary, as the case may be, is taking or proposes to take with respect thereto.

12.3 Default Remedies

If any Event of Default shall occur and be continuing, the Lender may, by notice to the Borrower, declare all amounts payable hereunder by the Borrower to be immediately due and payable, whereupon all such amounts shall become immediately due and payable, all without diligence, presentment, demand of payment, protest or notice of any kind, which are expressly waived by the Borrower; *provided, however*, that if any event of any kind referred to in sub-Clause 12.1.6 occurs with respect to the Borrower or if any event of any

kind referred to in sub-Clause 12.1.7 occurs with respect to the Guarantors, all amounts payable hereunder by the Borrower that would otherwise be due after the occurrence of such event shall become immediately due and payable, all without diligence, presentment, demand of payment, protest or notice of any kind, which are expressly waived by the Borrower.

12.4 Rights Not Exclusive

The rights provided for herein are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by law.

13 Indemnity

13.1 Indemnification

The Borrower undertakes to the Lender that if the Lender or any director, officer or employee of the Lender (each an "**indemnified party**") incurs any loss, liability, cost, claim, charge, expense (including, without limitation, Taxes, legal fees and expenses and any applicable stamp duties, capital duties and other similar duties payable, including any interest and penalties thereon or in connection therewith), demand, action and damages (a "**Loss**") as a result of or in connection with the Loan, this Agreement (or enforcement thereof), and/or the issue, constitution, sale, listing and/or enforcement of the Notes and/or such Notes being outstanding, the Borrower shall pay to the Lender on demand an amount equal to such Loss and all properly incurred out-of-pocket costs, charges and expenses which may be incurred as a result of or arising out of or in relation to any failure to pay by the Borrower or delay by the Borrower in paying the same, unless such Loss was either caused by such indemnified party's negligence or wilful misconduct or arises out of a breach of the representations and warranties of the Lender contained in this Agreement.

13.2 Independent Obligation

Clause 13.1 constitutes a separate and independent obligation of the Borrower from its other obligations under or in connection with this Agreement and the other Finance Documents to which it is a party or any other obligations of the Borrower in connection with the issue of the Notes by the Lender and shall not affect, or be construed to affect, any other provision of this Agreement or any such other obligations.

13.3 Currency Indemnity

Each reference in this Agreement to euros is of the essence. To the fullest extent permitted by applicable law, the obligation of the Borrower in respect of any amount due in euros under this Agreement shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in euros that the party entitled to receive such payment may, in accordance with normal banking procedures, purchase with the sum paid in such other currency (after any costs of exchange) on the business day immediately following the day on which such party receives such payment. If the amount in euros that may be so purchased for any reason falls short of the amount originally due, the Borrower hereby agrees to indemnify and hold harmless the Lender against any deficiency in euros. Any obligation of the Borrower not discharged by payment in euros shall, to the fullest extent permitted by applicable law, be

due as a separate and independent obligation and, until discharged as provided herein, shall continue in full force and effect. If the amount of euros that may be so purchased exceeds the amount originally due, the Lender shall promptly pay the amount of the excess to the Borrower.

14 Survival

The obligations of the Borrower and the Lender pursuant to Clause 7, Clause 13.1 and Clause 13.3 shall survive the execution and delivery of this Agreement, the drawdown of the Facility and the repayment of the Loan.

15 General

15.1 Evidence of Debt

The entries made in the Account referred to in Clause 6.1 shall constitute *prima facie* evidence of the existence and amounts of the Borrower's obligations recorded therein.

15.2 Stamp Duties

15.2.1 The Borrower shall pay all stamp, registration and documentary taxes or similar charges (if any) imposed on the Borrower by any Person in Russia or Luxembourg which may be payable or determined to be payable in connection with the execution, delivery, performance, enforcement, or admissibility into evidence of this Agreement and the other Finance Documents and shall indemnify the Lender against any and all costs and expenses which may be incurred or suffered by the Lender with respect to, or resulting from, delay or failure by the Borrower to pay such taxes or similar charges upon presentation by the Lender to the Borrower of documentary evidence of such costs and expenses.

15.2.2 The Borrower agrees that if the Lender incurs a liability to pay any stamp, registration and documentary taxes or similar charges (if any) imposed by any Person in Russia or Luxembourg which may be payable or determined to be payable in connection with the execution, delivery, performance, enforcement, or admissibility into evidence of this Agreement and the other Finance Documents, the Borrower shall reimburse the Lender on demand, upon the Lender providing the Borrower with an itemised invoice (supported by copies of the relevant documents evidencing payment by the Lender), an amount equal to such stamp or other documentary taxes or duties and shall indemnify the Lender against any and all costs and expenses which may be incurred or suffered by the Lender with respect to, or resulting from, delay or failure by the Borrower to procure the payment of such taxes or similar charges.

15.3 Waivers

No failure to exercise and no delay in exercising, on the part of the Lender or the Borrower, any right, power or privilege hereunder and no course of dealing between the Borrower and the Lender shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof, or the exercise

of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights, or remedies provided by applicable law.

15.4 Prescription

Subject to the Lender having previously received from the Borrower the relevant principal amount or interest amount, the Lender shall repay to the Borrower the principal amount or the interest amount in respect of any Notes upon the relevant certificates pertaining thereto becoming void pursuant to Condition 9 (as confirmed to the Lender by the Trustee).

16 Fees, Costs and Expenses

16.1 Costs relating to Preservation of Rights

The Borrower shall, from time to time on demand of the Lender, reimburse the Lender for all properly documented reasonable out-of-pocket costs and expenses (including legal fees) together with any VAT incurred in or in connection with the preservation or the enforcement of any of the rights of the Lender under this Agreement.

16.2 Lender's Costs

The Borrower shall, from time to time on demand of the Lender (and without prejudice to the provisions of Clause 16.1) compensate the Lender for all properly documented reasonable out-of-pocket costs and expenses (including legal fees, telephone, fax, copying and travel costs) it may incur, in connection with the Lender taking such action as it may consider appropriate in connection with:

16.2.1 the granting or proposed granting of any waiver or consent requested under this Agreement by the Borrower;

16.2.2 the occurrence of any event which is a Default or an Event of Default; or

16.2.3 any amendment or proposed amendment to this Agreement requested by the Borrower.

16.3 Invoices and Acts of Delivery and Acceptance

16.3.1 In connection with all payments to be made under this Clause 16, before such payment is made by the Borrower, the Lender (or the Trustee, as the case may be) shall submit an invoice to the Borrower providing, in reasonable details, the nature and calculation of the relevant payment or expense with respect to the amounts paid. Each invoice shall specify the net amount paid or due to be paid by the Borrower, including any applicable Luxembourg taxes.

16.3.2 If required by the Borrower for purposes of enabling the Borrower to comply with the requirements of applicable Russian legislation in relation to amounts paid or due to be paid by the Borrower under this Clause 16 or if required by the Borrower for any internal or external accounting purposes, the Borrower shall prepare, sign and deliver to the Lender (or the Trustee, as the case may be), and the Lender (or the Trustee, as the case may be) shall counter-sign, a delivery and acceptance act with respect to such amounts. Each delivery and acceptance act shall separately

specify: (i) the net amount paid or due to be paid by the Borrower, (ii) any applicable Russian taxes and (iii) the resulting total tax-inclusive amount.

17 Notices

All notices, requests, demands or other communications to or upon the respective parties hereto shall be given in writing (in English) by facsimile, by hand or by courier addressed as follows:

17.1.1 if to the Borrower:

The International Industrial Bank, Joint Stock Company
23 Bolshaya Dmitrovka St., Building 1
Moscow 125009
Russian Federation
Fax: +7 495 626 8366; +7 495 626 4446 (ext. 2064)
Attention: ~~Mr. Andrey A. Snitko;~~ Mr. Alexey S. Zlobin

17.1.2 if to the Lender:

IIB Luxembourg S.A.
C/o TMF Management Luxembourg S.A.
1, allée Scheffer
3rd Floor
L-2520 Luxembourg
Fax: +352 24 14 33 300
Attention: The Directors

17.1.3 if to the Trustee:

BNY Corporate Trustee Services Limited
One Canada Square
London E14 5AL
~~England~~
United Kingdom
Fax: +44 20 7964 ~~6399~~2536
Attention: Corporate Trust Administration

or to such other address or fax number as any party may hereafter specify in writing to the other. Every notice or other communication sent in accordance with this Clause 17 shall be effective upon receipt by the addressee on a business day in the city of the recipient, *provided however*, that any such notice or other communication which would otherwise take effect after 4.00 p.m. on any particular day shall not take effect until 10.00 a.m. on the immediately succeeding business day in the place of the addressee.

18 Assignment

18.1 Binding Agreement

This Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective successors and any permitted assignee or transferee of some or all of such party's rights or obligations under this Agreement. Any reference in this Agreement to any

party shall be construed accordingly and, in particular, references to the exercise of rights and discretions by the Lender, following the assignment pursuant to the grant of the Security referred to in Clause 18.3 below, shall be references to the exercise of such rights or discretions by the Trustee (as Trustee). Notwithstanding the foregoing, the Trustee shall not be entitled to participate in any discussions between the Lender and the Borrower or any agreements of the Lender or the Borrower pursuant to Clause 7.3 or Clause 9 unless specifically required by the terms of this Agreement.

18.2 No Assignment by Borrower

~~The~~Without prejudice to the provisions of Clause 18.4, the Borrower shall not be entitled to assign or transfer all or any part of its rights or obligations hereunder to any other party.

18.3 No Assignment by Lender

~~The~~Without prejudice to the provisions of Clause 18.4, the Lender may not assign or transfer, in whole or in part, any of its rights and benefits or obligations under this Agreement except to the Trustee by granting the Security.

18.4 Sale and Purchase of the Loan

Notwithstanding the foregoing, upon receipt by the Lender of an amount equal to the full principal amount of the Loan outstanding together with interest accrued to but excluding the date of such payment in accordance with Clause 3.4 of the Guarantee Agreement, the Lender and the Borrower shall promptly thereafter enter into a Deed of Novation with one or more Guarantors, as may be determined by the Guarantors, pursuant to which the Lender will novate to such Guarantor(s) all of its rights and obligations under the Loan.

19 Law and Jurisdiction

19.1 Choice of Law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by~~,~~ and construed in accordance with~~, the laws of England~~ English law.

19.2 Jurisdiction

Each of the Borrower and the Lender hereby irrevocably agrees for their mutual benefit that any suit, action or proceedings in connection with this Agreement ("**Proceedings**"), and any disputes or claims that may arise out of or in connection with this Agreement ("**Disputes**"), may be brought before the courts of England, which shall have jurisdiction to hear, determine and settle any Proceedings and Disputes and, for such purposes, each of the Borrower and the Lender irrevocably submits to the jurisdiction of such courts.

19.3 Appropriate Forum

Each of the parties to this Agreement irrevocably waives any objection which it may now or hereafter have to the courts referred to in Clause 19.2, this Clause 19.3 and Clause 19.4 being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate

forum and further irrevocably agrees that a final and conclusive judgment in any Proceedings brought in the English courts with competent jurisdiction shall be conclusive and binding and, to the extent permitted by law, may be enforced in the courts of any other jurisdiction.

19.4 Non-exclusivity

The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of any party to this Agreement at its option to take Proceedings against another party in any other court of competent jurisdiction to the extent permitted by any applicable law, nor shall the taking of Proceedings in connection with this Agreement in any one or more jurisdictions preclude the taking of Proceedings (whether concurrently or not) in any other jurisdiction or in any other court of competent jurisdiction, to the extent permitted by any applicable law.

19.5 Service of Process (Borrower)

The Borrower agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Law Debenture Corporate Services at Fifth Floor, 100 Wood Street, London EC2 U7E, England, or, if different, its registered office for the time being or at any address of the Borrower in England at which process may be served on it in accordance with Part XXIII of the Companies Act 1985 (as modified or re-enacted from time to time). If such Person is not or ceases to be effectively appointed to accept service of process on the Borrower's behalf, the Borrower shall, on the written demand of the Lender, appoint a further Person in England to accept service of process on its behalf and, failing such appointment within 15 days, the Lender shall be entitled to appoint such a Person by written notice to the Borrower. Nothing in this Clause 19.5 shall affect the right of the Lender to serve process in any other manner permitted by law.

19.6 Service of Process (Lender)

The Lender agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to the attention of TMF Management (UK) Ltd., Pellipar House, 1st Floor, 9, Cloak Lane, London EC4R 2RU, England, or, if different, its registered office for the time being or at any address of the Lender in England at which process may be served on it in accordance with Part XXIII of the Companies Act 1985 (as modified or re-enacted from time to time). If such Person is not or ceases to be effectively appointed to accept service of process on the Lender's behalf, the Lender shall, on the written demand of the Borrower appoint a further Person in England to accept service of process on its behalf and, failing such appointment within 15 days, the Borrower shall be entitled to appoint such a Person by written notice to the Lender. Nothing in this Clause 19.6 shall affect the right of the Borrower to serve process in any other manner permitted by law.

19.7 Waiver of Immunity

To the extent that the Borrower may in any jurisdiction claim for itself or its assets or revenues immunity from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process and to the extent that such immunity (whether or not claimed) may be attributed in any such jurisdiction to the Borrower or its

assets or revenues, the Borrower agrees not to claim and irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

19.8 Consent to Enforcement, etc.

The Borrower consents generally in respect of any Proceedings to the giving of any relief or the issue of any process in connection with such Proceedings including (without limitation) the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which is made or given in such Proceedings.

20 Arbitration

20.1 Procedure

The parties irrevocably agree that any dispute arising out of or connected with this Agreement, including a dispute as to the validity, existence or termination of this Agreement or the consequences of its nullity and/or this Clause 20 (a "**Dispute**"), shall be resolved:

20.1.1 ~~Subject to the right of each party at its option to take Proceedings as provided in Clause 19.2 and Clause 19.4, each of the parties to this Agreement hereby agrees that any Disputes shall be settled~~subject to Clause 20.1.2 below, by arbitration in London, England, conducted in the English language by three arbitrators, in accordance with the rules ~~of~~set down by the LCIA (formerly the London Court of International Arbitration) (~~the~~ "**LCIA Rules**")~~. The~~, which rules and associated definitions are deemed to be incorporated by reference ~~to this Clause. The claimant(s), irrespective of number, shall nominate jointly one arbitrator; the respondent(s), irrespective of number, shall nominate jointly the second arbitrator; and a~~into this Clause, save that Article 5.6 of the LCIA Rules shall be amended as follows: unless the parties agree otherwise, the third arbitrator, who shall ~~serve as Chairman~~act as chairman of the tribunal, shall be ~~chosen~~nominated by the two arbitrators ~~appointed~~nominated by or on behalf of the parties. If ~~a Dispute shall involve more than two parties, the parties thereto shall attempt to align themselves in two sides (i.e., claimant and respondent), each of which shall appoint an arbitrator as if there were only two sides to such Dispute. In the event the claimant(s) or the respondent(s) shall fail to nominate an arbitrator within the time limits specified in the rules, such arbitrator shall be appointed by the LCIA within 30 days of such failure. In the event that both the claimant(s) and the respondent(s) fail to nominate an arbitrator within the time limits specified in the rules, all three arbitrators shall be appointed by the LCIA within 15 days of such failure who shall designate one of them as chairman. If all the parties to an arbitration so agree, there shall be a sole arbitrator appointed by the LCIA within 15 days of such agreement. The decision of the arbitrators shall be final, binding and enforceable upon the parties and judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators shall have no authority to award punitive or other punitive type damages.~~he is not so nominated within 30 days of the date of nomination of the later of the two party-nominated arbitrators to be nominated, he shall be chosen by the LCIA. Save as provided in

Clause 20.1.2 below, the parties agree to exclude the jurisdiction of the English courts under sections 45 and 69 of the Arbitration Act 1996; or

20.2 Arbitration Fees and Costs

Fees of the arbitration (excluding each party's preparation, travel, attorneys' fees and similar costs) shall be borne in accordance with the decision of the arbitrators. The decision of the arbitrators shall be final, binding and enforceable upon the parties and judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereover. In the event that the failure of a party to comply with the decision of the arbitrators requires any other party to apply to any court for enforcement of such award, the non-complying party shall be liable to the other for all costs of such Proceedings, including, without limitation, reasonable legal fees.

20.1.2 at the sole option of the Lender, by proceedings brought in the courts of England, which courts are to have non-exclusive jurisdiction. If the Lender is in the position of a Respondent and the Lender wishes to exercise this option, it must do so by notice to the other parties to the Dispute within 30 days of service on it of the Request for Arbitration.

For the avoidance of doubt, Clause 20.1.2 is for the benefit of the Lender alone and shall not limit the right of the Lender to bring proceedings in any other court of competent jurisdiction.

21 Severability

In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

22 Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

23 Amendments

Except as otherwise provided by its terms, this Agreement may not be varied except by an agreement in writing signed by the parties hereto.

24 Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when so executed shall constitute one and the same binding agreement between the parties.

25 Schedule

The Schedule to this Agreement constitutes an integral part hereof.

Signatures of the Parties

In witness whereof this Amended and Restated Loan Agreement has been executed by the Borrower and the Lender and entered into, and shall take effect as of, the day and year first above written.

THE INTERNATIONAL INDUSTRIAL BANK, JOINT STOCK COMPANY
as the Borrower

By

Name:
Title:

By

Name:
Title:

IIB Luxembourg S.A.
as the Lender

By

Name:
Title:

Schedule
Form of compliance Certificate

To: IIB Luxembourg S.A.
BNY Corporate Trustee Services Limited

From: Borrower

Dated:

Dear Sirs

The International Industrial Bank, Joint Stock Company
€200,000,000 ~~Loan Agreement~~
loan agreement
between the Lender and the Borrower dated 4 July 2007 ~~(the "~~as amended and restated by an amended and restated loan agreement between the Lender and the Borrower dated [•] 2010 (the "**Amended and Restated Loan Agreement**")

1 We refer to the Amended and Restated Loan Agreement. This is a Compliance Certificate for the purposes of Clause ~~11.12~~11.13 of the Amended and Restated Loan Agreement.

2 We confirm that:

(i) the Borrower has kept, observed, performed and fulfilled its material obligations under, and complied with each and every covenant contained in Clause 11 of, the Amended and Restated Loan Agreement; and

(ii) no Default or Event of Default (each as defined in the Amended and Restated Loan Agreement) has occurred*.

Signed: ....

[principal executive officer/
principal accounting officer/
principal financial officer]
of the Borrower

[officer]
of the Borrower

*If this statement cannot be made, the certificate should identify any such Default or Event of Default and the steps, if any, being taken to remedy it.

EXHIBIT D
FORM OF GUARANTEE AGREEMENT

Dated [•] 2010

THE GUARANTORS (AS DEFINED HEREIN)

and

IIB LUXEMBOURG S.A.

GUARANTEE AGREEMENT

Linklaters

Table of Contents

GUARANTEE AGREEMENT, dated [•] 2010 **BETWEEN**

(1) Nekta Holding Ltd, a legal entity incorporated under the laws of the British Virgin Islands, whose principal office is at [•];

(2) Enniston Consultants Corp, a legal entity incorporated under the laws of the British Virgin Islands, whose principal office is at [•];

(3) Roseport Capital Ltd, a legal entity incorporated under the laws of the British Virgin Islands, whose principal office is at [•];

(4) Brunshaw Finance Ltd, a legal entity incorporated under the laws of the British Virgin Islands, whose principal office is at [•];

(5) Bennington Global Ltd, a legal entity incorporated under the laws of the British Virgin Islands, whose principal office is at [•];

(6) Gratton Investments Ltd, a legal entity incorporated under the laws of the British Virgin Islands, whose principal office is at [•];

(7) Crolite Estates S.A., a legal entity incorporated under the laws of the British Virgin Islands, whose principal office is at [•];

(8) Leron Services Corp, a legal entity incorporated under the laws of the British Virgin Islands, whose principal office is at [•];

(9) Fold Investment Holdings Group a legal entity incorporated under the laws of the British Virgin Islands, whose principal office is at [•]; and

(10) **IIB LUXEMBOURG S.A.**, a *société anonyme* established under the laws of Luxembourg and registered at the Luxembourg Register of Commerce and Companies under the number B-108.640, whose registered office is at 1, allée Scheffer, L-2520 Luxembourg (the "**Issuer**" or the "**Lender**").

WHEREAS, the Issuer made available a loan facility in the principal amount of €200,000,000 to The International Industrial Bank, Joint Stock Company (the "**Borrower**"), a legal entity under ultimate common control with the Guarantors, pursuant to a loan agreement between the Issuer and the Borrower dated 4 July 2007 (the "**Original Loan Agreement**");

WHEREAS, the Borrower has requested that the Issuer agree to amend and restate the Original Loan Agreement in order to, among other things, extend the term of such loan facility to provide for a repayment date of 6 July 2011 (the "**Amended Repayment Date**") and provide for additional early repayment options as described therein;

WHEREAS, in consideration of the agreement of the Issuer to amend and restate the Original Loan Agreement and to enter into the **Amended and Restated Loan Agreement** (as defined below), the Guarantors have resolved to unconditionally and irrevocably guarantee, jointly and severally, to the Issuer, the performance of all payment and other obligations of the Borrower under the Loan (as defined below).

NOW IT IS HEREBY AGREED as follows:

1 Definitions and Interpretation

1.1 Definitions

In this Agreement (including the recitals), unless otherwise defined herein the following terms shall have the meanings indicated.

"**Agreement**" means this Guarantee Agreement as originally executed or as it may be amended from time to time.

"**Amended and Restated Agency Agreement**" means an agency agreement dated 5 July 2007 as amended and restated by an amended and restated agency agreement dated [•] 2010 between the Issuer, the Trustee and the agents named therein, as may be further amended or supplemented from time to time.

"**Amended and Restated Loan Agreement**" means a loan agreement dated 5 July 2007 between the Lender and the Borrower as amended and restated on [•] 2010 as may be further amended and supplemented from time to time.

"**Amended and Restated Trust Deed**" means a trust deed dated 5 July 2007 between the Issuer and the Trustee as amended and restated by an amended and restated trust deed dated [•] 2010 between the Issuer and the Trustee and as may be further amended or supplemented from time to time.

"**Baltiysky Zavod**" means JSC Baltiysky Zavod.

"**Business Day**" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the city specified, and if no city is specified, in each of Moscow, London and Luxembourg, and, if a payment is to be made in euros hereunder, a day on which the TARGET System is operating.

"**Capital Stock**" means, with respect to any Person, any and all shares, interests, participations, rights to purchase, warrants, options, or other equivalents (however designated) of capital stock of a corporation and any and all equivalent ownership interests in a Person other than a corporation, in each case whether now outstanding or hereafter issued.

"**Encumbrance**" means (a) a mortgage, charge, pledge, lien or other encumbrance over or in respect of any of the Shares, (b) any sale, transfer or other disposal of any of the Shares on recourse terms or (c) any other type of preferential arrangement (including any title, conditional sale or retention arrangement) over or in respect of any of the Shares or having a similar effect.

"**euro**", "**euros**" and "**€**" means the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community (signed in Rome on March 25 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7 1992), the Treaty of Amsterdam (signed in Amsterdam on October 2 1997) and the Treaty of Nice (signed in Nice on February 26 2001).

"**Guarantors**" means Nekta Holding Ltd, Enniston Consultants Corp, Roseport Capital Ltd, Brunshaw Finance Ltd, Bennington Global Ltd, Gratton Investments Ltd, Crolite Estates

S.A., Leron Services Corp, and Fold Investment Holdings Group and individually each a "**Guarantor**".

"**IFRS**" means International Financial Reporting Standards, including International Accounting Standards and Interpretations as issued by the International Accounting Standards Board.

"**incur**" means issue, assume, incur or otherwise become liable for.

"**Loan**" means, at any time, an amount equal to the aggregate principal amount of the Facility (as defined in the Amended and Restated Loan Agreement) advanced by the Issuer pursuant to the Amended and Restated Loan Agreement and outstanding at such time.

"**Loan Guarantee**" shall have the meaning given to it in Clause 2.1.1.

"**Notes**" means the €200,000,000 9.00 per cent. loan participation notes due 2011 issued by the Issuer for the purpose of financing the Loan and constituted by the Amended and Restated Trust Deed.

"**Officers' Certificate**" means, in relation to each Guarantor, a certificate signed by two officers of such Guarantor, at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of such Guarantor or any other person duly authorised by such officer.

"**Person**" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organisation, government, or any agency or political subdivision thereof or any other entity, whether or not having a separate legal personality.

"**Severnaya Verf**" means JSC Shipbuilding Plant "Severnaya Verf".

"**Shares**" means the shares and or other equivalents (however designated) of corporate stock, partnership interests or any other participation, right, warrant, option or other interest in the nature of any equity interest held differently directly or indirectly by the Guarantors in Baltiiysky Zavod or Severnaya Verf as of the date of this Agreement.

"**Solicitation Agent Support Agreement**" means the solicitation agent support agreement dated 6 July 2010, between the Issuer and the Guarantors, and the other parties named therein.

"**Subsidiary**" means, in relation to any Person (the "**first Person**") at any particular time, any other Person (the "**second Person**"): (i) whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or (ii) whose financial statements are, in accordance with applicable law and IFRS, consolidated with those of the first Person.

"**TARGET System**" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System which was launched on 19 November 2007, and any successor thereof.

"**Taxes**" means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto).

"**Trustee**" means BNY Corporate Trustee Services Limited, as trustee under the Trust Deed and any successor thereto as provided thereunder.

1.2 Other Definitions

Unless the context otherwise requires, terms used in this Agreement which are not defined in this Agreement but which are defined in the Amended and Restated Loan Agreement shall have the meanings assigned to such terms therein.

1.3 Interpretation

Unless the context or the express provisions of this Agreement otherwise require, the following shall govern the interpretation of this Agreement.

1.3.1 All references to "Clause" or "sub-Clause" are references to a Clause or sub-Clause of this Agreement.

1.3.2 The terms "hereof", "herein" and "hereunder" and other words of similar import shall mean this Agreement as a whole and not any particular part hereof.

1.3.3 Words importing the singular number include the plural and vice versa.

1.3.4 All references to "taxes" include all present or future taxes, levies, imposts and duties of any nature and the terms "tax" and "taxation" shall be construed accordingly.

1.3.5 The table of contents and the headings are for convenience only and shall not affect the construction hereof.

2 Loan Guarantee

2.1 Loan Guarantee

2.1.1 In consideration of the Issuer agreeing to enter into the Amended and Restated Loan Agreement for the benefit of the Borrower, and subject to the provisions of this Clause 2, each of the Guarantors hereby irrevocably and unconditionally guarantees jointly and severally to the Issuer (i) the due and punctual payment by the Borrower of principal and/or interest on the Loan in full when and as the same shall become due and payable whether on any Interest Payment Date (as defined in the Loan Agreement), the Amended Repayment Date, by declaration of acceleration, in connection with prepayment, or otherwise, (ii) the due and punctual payment of interest on the overdue principal of the Loan, to the extent permitted by law, and (iii) the due and punctual performance of all other obligations of the Borrower to the Issuer. In case of the failure of the Borrower to punctually make any such principal and/or interest payment or the failure of the Borrower to perform any such other obligation, the Guarantors hereby agree, jointly and severally, to cause any such payment to be made punctually when and as the same shall become due and payable, whether on the Amended Repayment Date, by declaration of acceleration, in connection with a prepayment or otherwise, and as if such payment were made by the Borrower, or to perform any such other obligation of the Borrower immediately. The Guarantors hereby further agree, jointly and severally, to pay any and all expenses (including reasonable legal counsel fees

and expenses) incurred by the Issuer in enforcing any rights it has under the guarantee given in this Clause 2.1.1 (the "**Loan Guarantee**").

2.1.2 As between the Guarantors and the Issuer, but without affecting the Borrower's obligations, the Guarantors shall be jointly and severally liable under this Clause as if each of them were the sole principal debtor and not merely a surety. Accordingly, the Guarantors shall not be discharged, nor shall their liability be affected, by anything that would not discharge them or affect their liability if each of them were the sole principal debtor (including (1) any time, indulgence, waiver or consent at any time given to the Borrower or any other person, (2) any amendment to any other provisions of the Loan Agreement or to any security or other guarantee or indemnity, (3) the making or absence of any demand on the Borrower or any other person for payment, (4) the enforcement or absence of enforcement of the Loan Agreement or of any security or other guarantee or indemnity, (5) the taking, existence or release of any security, guarantee or indemnity, (6) the dissolution, amalgamation, reconstruction or reorganisation of the Borrower or any other person or (7) the illegality, invalidity or unenforceability of or any defect in any provision of the Loan Agreement or any of the Borrower's obligations under it).

2.1.3 The Guarantors' joint and several obligations under this Agreement are, and shall remain, in full force and effect by way of continuing security until no sum remains payable under the Loan Agreement. Furthermore, those obligations of the Guarantors are additional to, and not instead of, any security or other guarantee or indemnity at any time existing in favour of any Person, whether from the Guarantors or otherwise and may be enforced without first having recourse to the Borrower, any other person, any security or any other guarantee or indemnity. Each of the Guarantors irrevocably waives all notices and demands of any kind.

2.1.4 So long as any sum remains payable under the Loan Agreement:

(i) any right that each of the Guarantors has, by reason of the performance of any of their obligations under this Clause 2, to be indemnified by the Borrower or to take the benefit of or to enforce any security or other guarantee or indemnity shall be exercised and enforced by the applicable Guarantor only in such manner and on such terms as the Issuer may require or approve (such approval not to be unreasonably withheld or refused); and

(ii) any amount received or recovered by any Guarantor (a) as a result of any exercise of any such right or (b) in the dissolution, amalgamation, reconstruction or reorganisation of the Borrower shall be held in trust for the Issuer and immediately paid to the Issuer.

2.1.5 The Guarantors shall be subrogated to all rights of the Issuer against the Borrower in respect of any amounts paid by one or more of the Guarantors pursuant hereto; *provided that* no Guarantor shall, without the consent (such consent not to be unreasonably withheld or refused) of the Issuer, be entitled to enforce, or to receive any payments arising out of or based upon or proved in any insolvency or winding up of the Borrower in respect of, such right of subrogation until such time as the principal or interest outstanding on the Loan Agreement and all other amounts due under this Agreement and the Loan Agreement have been paid in

full. Furthermore, until such time as aforesaid the Guarantors shall not take any security or counter-indemnity from the Borrower in respect of the Guarantors' obligations under this Clause 2.

2.1.6 If any payment received by the Issuer pursuant to the provisions of this Agreement shall, on the subsequent bankruptcy, insolvency, corporate reorganisation or other similar event affecting the Borrower, be avoided, reduced, invalidated or set aside under any laws relating to bankruptcy, insolvency, corporate reorganisation or other similar events, such payment shall not be considered as discharging or diminishing the liability of the Guarantors whether as guarantor, principal debtor or indemnifier and the guarantee and indemnity contained in this Clause 2 shall continue to apply as if such payment had at all times remained owing by the Borrower and the Guarantors shall, jointly and severally, indemnify and keep indemnified the Issuer on the terms of the guarantee and indemnity contained in this Clause 2.

2.1.7 The Guarantors shall, on demand, jointly and severally indemnify the Issuer against any cost, loss, expense or liability sustained or incurred by it as a result of it being required for any reason (including any bankruptcy, insolvency, winding-up, dissolution, or similar law of any jurisdiction) to refund all or part of any amount received or recovered by it in respect of any sum payable by the Borrower under the Loan Agreement and shall in any event pay to it on demand the amount as refunded by it.

2.1.8 As separate, independent and alternative stipulations, the Guarantors unconditionally and irrevocably jointly and severally agree (1) that any sum that, although expressed to be payable by the Borrower under the Loan Agreement, is for any reason (whether or not now existing and whether or not now known or becoming known to the Borrower, the Guarantors or the Issuer) not recoverable from the Guarantors on the basis of a guarantee, shall nevertheless be recoverable from them as if they were the sole principal debtor and shall be paid by them to the Issuer on demand and (2) as a primary obligation to indemnify the Issuer against any loss suffered by it as a result of any sum expressed to be payable by the Borrower under the Loan Agreement not being paid on the date and otherwise in the manner specified in the Loan Agreement or any payment obligation of the Borrower under the Loan Agreement being or becoming void, voidable or unenforceable for any reason (whether or not now existing and whether or not now known or becoming known to the Issuer), the amount of that loss being the amount expressed to be payable by the Issuer in respect of the relevant sum.

2.1.9 The Guarantors further jointly and severally agree that, as between each of them, on the one hand, and the Issuer, on the other hand, (i) for the purposes of the Loan Guarantee, the maturity of the obligations guaranteed by such Loan Guarantee may be accelerated as provided in Clause 12 of the Amended and Restated Loan Agreement, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed thereby; *provided, however,* that if a court of competent jurisdiction determines that the Loan was improperly accelerated pursuant to the terms hereof, then the maturity of such obligations may not be accelerated for purposes of such Loan Guarantee, and (ii)

in the event of any acceleration of such obligations (whether or not due and payable) such obligations shall forthwith become due and payable jointly and severally by the Guarantors for purposes of such Loan Guarantee.

2.1.10 The obligations of the Guarantors pursuant to this Clause 2.1 are subject to the provisions of Clause 3.4 as to their release.

2.2 Further Assurances

In the event that the Guarantors are required to make any payment or to satisfy any other obligation under or in respect of the Loan Guarantee, each Guarantor shall, at the time of making such payment or satisfying such obligation, (i) have all necessary internal approvals and authorisations to make such payment or to fulfil such obligation and (ii) obtain any consents, approvals, authorisations or licences issued by the government of the Russian Federation or any political subdivision thereof or therein or any bank in the Russian Federation necessary to make any such payment or to satisfy any such obligation.

3 Sale of Shares and Purchase of the Loan

3.1 No Encumbrances

For so long as one or more of the Guarantors holds any legal or beneficial interest, whether directly or indirectly, in any of the Shares, each of the Guarantors agrees that they shall not, and shall not permit any of their respective Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Encumbrances on any such Shares.

3.2 Notification to the Issuer and the Trustee

Until such time as any of the Shares are disposed of by one or more of the Guarantors, the Guarantors will (i) on the first Business Day in each calendar month, deliver to the Issuer and the Trustee an Officers' Certificate confirming that the Guarantors, between them, directly or indirectly own all of the Shares; and (ii) as soon as reasonably practicable and in any event no later than 10 Business Days following the transfer by one or more Guarantors of their direct or indirect ownership interest in any of the Shares, deliver to the Issuer and the Trustee, an Officers' Certificate confirming that such a disposal has occurred and the date on which it was completed (such date of disposal being the "**Date of Sale**").

3.3 Sale Proceeds

In connection with any disposal of any Shares by one or more Guarantors contemplated by sub-Clause 3.2, the Guarantors agree to procure that a part of the consideration for such disposal at least equal to all amounts payable to the Issuer pursuant to Clause 3.4 of this Agreement in respect of the novation of the Loan Agreement shall be paid promptly on completion, to an account or accounts in the name of one or more of the Guarantors.

3.4 Sale and Purchase of the Loan

Within 20 Business Days from and excluding the Date of Sale, the Guarantors will pay to the Issuer an amount equal to the full principal amount of the Loan outstanding at such time together with interest accrued to, but excluding, the date of such payment and in consideration for such payment, the Issuer shall (pursuant to Clause 18.4 of the Amended and Restated Loan Agreement) promptly thereafter enter into a Deed of Novation with the

Borrower and one or more Guarantors, pursuant to which the Issuer shall novate to such Guarantor or Guarantors, as the case may be, all of its rights and obligations under the Amended and Restated Loan Agreement and upon payment in full to the Issuer of such amounts contemplated by this Clause 3.4, each of the Guarantors will be released from the Loan Guarantee with no further formalities required.

4 Covenants

4.1 Maintenance of Authorisations

So long as any amount remains payable under the Loan Agreement, each Guarantor agrees that it shall take all necessary action to obtain, and do or cause to be done all things reasonably necessary to ensure the continuance of, all consents, licences, approvals and authorisations required in or by the laws of the Russian Federation, and make or cause to be made all registrations, recordings and filings, which may at any time be required to be obtained or made in the Russian Federation for the execution, delivery or performance of this Agreement or for the validity or enforceability thereof and will also ensure that it has all necessary internal approvals and authorisations that are required to perform its obligations under this Agreement.

4.2 Claims Pari Passu

Each Guarantor shall ensure that at all times the claims of the Issuer against it under this Agreement rank at least *pari passu* in right of payment with the claims of all its other unsecured and unsubordinated creditors save those whose claims are preferred by any bankruptcy, insolvency, liquidation or other similar laws of general application.

5 Indemnity

5.1 Indemnification

Each of the Guarantors jointly and severally undertakes to the Lender that if the Lender or any director, officer or employee of the Lender (each an "**indemnified party**") properly incurs any loss, liability, cost, claim, charge, expense (including, without limitation, Taxes, legal fees and expenses and any applicable stamp duties, capital duties and other similar duties payable, including any interest and penalties thereon or in connection therewith), demand, action and damages (a "**Loss**") as a result of or in connection with this Agreement (or enforcement thereof), excluding any Loss that is the subject of (i) the indemnities contained in Clause 6.1 and 6.5; and (ii) Clause 8 of the Solicitation Agent Support Agreement and it being understood that the Lender may not recover twice in respect of the same Loss, the Guarantors shall jointly and severally undertake to pay to the Lender on demand an amount equal to such Loss and all properly incurred out-of-pocket costs, charges and expenses which may be incurred as a result of or arising out of or in relation to any failure to pay by the Guarantors or delay by the Guarantors in paying the same, unless such Loss was either caused by such indemnified party's negligence or wilful default.

5.2 Independent Obligation

Sub-Clause 5.1 constitutes a separate and independent joint and several obligation of each Guarantor from their respective other obligations under or in connection with this

Agreement and shall not affect, or be construed to affect, any other provision of this Agreement.

5.3 Survival

The joint and several obligations of the Guarantors pursuant to sub-Clause 5.1 shall survive the execution and delivery of this Agreement and the repayment of the Loan, in each case by the Guarantor.

5.4 No Set-Off, Counterclaim or Withholding; Gross-Up

All payments to be made by the Guarantors under this Agreement shall be made in full without set-off or counterclaim and (except to the extent required by law) free and clear of and without deduction for or on account of any Russian Federation taxes. If any of the Guarantors shall be required by applicable law to make any deduction or withholding from any payment under this Agreement for or on account of any such Russian Federation taxes, such Guarantor shall increase the payment due hereunder to such amount as may be necessary to ensure that the Issuer receives a net amount in Euros equal to the full amount which it would have received had payment not been made subject to such Russian Federation taxes, shall promptly account to the relevant authorities for the relevant amount of such Russian Federation taxes so withheld or deducted and shall deliver to the Issuer without undue delay evidence satisfactory to the Issuer of such deduction or withholding and of the accounting therefor to the relevant taxing authority. If the Issuer pays any amount in respect of such Russian Federation taxes, penalties or interest, the Guarantors unconditionally and irrevocably jointly and severally agree to reimburse the Issuer in Euros for such payment on demand.

6 General

6.1 Stamp Duties

The Guarantors undertake to jointly and severally pay all stamp, registration and documentary taxes or similar charges (if any) imposed by any person in the Russian Federation or Luxembourg which may be payable or determined to be payable in connection with the execution, delivery, performance, enforcement, or admissibility into evidence of this Agreement and shall indemnify the Issuer against any and all costs and expenses which may be incurred or suffered by the Issuer with respect to, or resulting from, delay or failure to pay such taxes or similar charges upon presentation by the Issuer to the Guarantors of documentary evidence of such costs and expenses.

6.2 Waivers

No failure to exercise and no delay in exercising, on the part of the Issuer or any Guarantor, any right, power or privilege hereunder and no course of dealing between each Guarantor and the Issuer shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights, or remedies provided by applicable law.

6.3 Notices

All notices, requests, demands or other communications to or upon the respective parties hereto shall be given in writing (in English) by facsimile, by hand or by courier addressed as follows:

6.3.1 if to the Issuer:

IIB Luxembourg S.A.
C/o TMF Management Luxembourg S.A.
1, allée Scheffer
3rd Floor
L-2520 Luxembourg
Fax: +352 24 14 33 300
Attention: The Directors

6.3.2 if to the Trustee:

BNY Corporate Trustee Services Limited
One Canada Square
London E14 5AL
United Kingdom
Fax: +44 20 7964 2536
Attention: Corporate Trust Administration

6.3.3 if to any of the Guarantors:

Akara Bldg., 24 De Castro Street
Wickhams Cay I, Road Town, Tortola
British Virgin Islands
Fax: +1284 507 263 89 72
Attention: Daisy Chacón

Copy to : Murat N. Akuyev,
CLEARY GOTTLIEB STEEN & HAMILTON LLP
2 / 3 Paveletskaya Square
Moscow 115054

or to such other address or fax number as any party may hereafter specify in writing to the other. Every notice or other communication sent in accordance with this Clause 6 shall be effective upon receipt by the addressee on a business day in the city of the recipient, *provided however*, that any such notice or other communication which would otherwise take effect after 4.00 p.m. on any particular day shall not take effect until 10.00 a.m. on the immediately succeeding business day in the place of the addressee.

6.4 Assignment

6.4.1 This Agreement shall inure to the benefit of and be binding upon the parties, their respective successors and any permitted assignee or transferee of some or all of a party's rights or obligations under this Agreement. Any reference in this Agreement to any party shall be construed accordingly and, in particular, references to the exercise of rights and discretions by the Issuer, following the enforcement of the

security referred to in sub-Clause 6.4.3 below, shall be references to the exercise of such rights or discretions by the Trustee (as Trustee).

6.4.2 No Guarantor shall assign or transfer all or any part of their respective rights or obligations hereunder to any other party except as otherwise expressly permitted herein.

6.4.3 The Issuer may not assign or transfer, in whole or in part, any of its rights and benefits or obligations under this Agreement except (i) the charge by way of first fixed charge granted by the Issuer in favour of the Trustee (as Trustee) of the Issuer's rights and benefits under this Agreement and (ii) the absolute assignment by the Issuer to the Trustee of certain rights, interests and benefits under this Agreement, in each case, pursuant to Clause 4 of the Trust Deed.

6.5 Currency Indemnity

Each reference in this Agreement to Euros is of the essence. To the fullest extent permitted by law, the obligations of the Guarantors in respect of any amount due in Euros under this Agreement shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in Euros that the party entitled to receive such payment may, in accordance with normal banking procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which such party receives such payment. If the amount in Euros that may be so purchased for any reason falls short of the amount originally due, the Guarantor jointly and severally undertake to indemnify and hold harmless the Issuer against any deficiency in Euros. Any obligation of the Guarantors not discharged by payment in Euros shall, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, shall continue in full force and effect. If the amount of Euros that may be so purchased exceeds the amount originally due, the Issuer shall promptly pay the amount of the excess to the Guarantors.

7 Law and Jurisdiction

7.1 Choice of Law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

7.2 Jurisdiction

The Issuer and each of the Guarantor's hereby irrevocably agrees for their mutual benefit that any suit, action or proceedings in connection with this Agreement ("**Proceedings**"), and any disputes or claims that may arise out of or in connection with this Agreement ("**Disputes**"), may be brought before the courts of England, which shall have jurisdiction to hear, determine and settle any Proceedings and Disputes and, for such purposes, each of the Borrower and the Issuer irrevocably submits to the jurisdiction of such courts.

7.3 Appropriate Forum

Each of the parties to this Agreement irrevocably waives any objection which it may now or hereafter have to the courts referred to in Clause 7.2, this Clause 7.3 and Clause 7.4 being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum and further irrevocably agrees that a final and conclusive judgment in any Proceedings brought in the English courts with competent jurisdiction shall be conclusive and binding and, to the extent permitted by law, may be enforced in the courts of any other jurisdiction.

7.4 Non-exclusivity

The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of any party to this Agreement at its option to take Proceedings against another party in any other court of competent jurisdiction to the extent permitted by any applicable law, nor shall the taking of Proceedings in connection with this Agreement in any one or more jurisdictions preclude the taking of Proceedings (whether concurrently or not) in any other jurisdiction or in any other court of competent jurisdiction, to the extent permitted by any applicable law.

7.5 Issuer's process agent

The Issuer irrevocably appoints TMF Management (UK) Limited at its registered office for the time being, currently at Pellipar House, 1st Floor, 9, Cloak Lane, London EC4R 2RU (the "**Issuer's Agent**"), as its agent to accept service of process in England in any Dispute (whether that Dispute is to be resolved by arbitration or litigation), provided that:

7.5.1 service upon the Issuer's Agent shall be deemed valid service upon the Issuer whether or not the process is forwarded to or received by the Issuer;

7.5.2 the Issuer shall inform all other parties to this Agreement, in writing, of any change in the address of the Issuer's Agent within 28 days of such change;

7.5.3 if the Issuer's Agent ceases to be able to act as a process agent or to have an address in England, the Issuer irrevocably agrees to appoint a new process agent in England acceptable to the other parties to the Agreement and to deliver to the other parties to the Agreement within 14 days a copy of a written acceptance of appointment by the new process agent; and

7.5.4 nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

7.6 The Guarantors process agent

Each Guarantor severally and irrevocably appoints Law Debenture Corporate Services Limited (the "**Guarantor's Agent**"), now of Fifth Floor, 100 Wood Street, London EC2V 7EX, as its agent to accept service of process in England in any Dispute (whether that Dispute is to be resolved by arbitration or litigation), provided that:

7.6.1 service upon the Guarantor's Agent shall be deemed valid service upon the relevant Guarantor whether or not the process is forwarded to or received by the such Guarantor;

7.6.2 each Guarantor shall inform all other parties to this Agreement, in writing, of any change in the address of their Guarantor's Agent within 28 days of such change;

7.6.3 if the Guarantor's Agent ceases to be able to act as a process agent for any Guarantor or to have an address in England, each Guarantor irrevocably agrees to appoint a new process agent in England acceptable to the other parties to the Agreement and to deliver to the other parties to the Agreement within 14 days a copy of a written acceptance of appointment by the new process agent; and

7.6.4 nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

7.7 Waiver of Immunity

To the extent that any Guarantor may in any jurisdiction claim for itself or its assets or revenues immunity from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process and to the extent that such immunity (whether or not claimed) may be attributed in any such jurisdiction to such Guarantor or its assets or revenues, such Guarantor agrees not to claim and irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

7.8 Consent to Enforcement, etc.

The Guarantors consent generally in respect of any Proceedings to the giving of any relief or the issue of any process in connection with such Proceedings including (without limitation) the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which is made or given in such Proceedings.

8 Arbitration

8.1 Procedure

The parties irrevocably agree that any dispute arising out of or connected with this Agreement, including a dispute as to the validity, existence or termination of this Agreement or the consequences of its nullity and/or this Clause 8 (a "**Dispute**"), shall be resolved:

8.1.1 subject to Clause 8.1.2 below, by arbitration in London, England, conducted in the English language by three arbitrators, in accordance with the rules set down by the LCIA (formerly the London Court of International Arbitration) ("**LCIA Rules**"), which rules and associated definitions are deemed to be incorporated by reference into this Clause, save that Article 5.6 of the LCIA Rules shall be amended as follows: unless the parties agree otherwise, the third arbitrator, who shall act as chairman of the tribunal, shall be nominated by the two arbitrators nominated by or on behalf of the parties. If he is not so nominated within 30 days of the date of nomination of the

later of the two party-nominated arbitrators to be nominated, he shall be chosen by the LCIA. Save as provided in Clause 8.1.2 below, the parties agree to exclude the jurisdiction of the English courts under sections 45 and 69 of the Arbitration Act 1996; or

8.1.2 at the sole option of the Issuer, by proceedings brought in the courts of England, which courts are to have non-exclusive jurisdiction. If the Issuer is in the position of a Respondent and the Issuer wishes to exercise this option, it must do so by notice to the other parties to the Dispute within 30 days of service on it of the Request for Arbitration.

For the avoidance of doubt, Clause 8.1.2 is for the benefit of the Issuer alone and shall not limit the right of the Issuer to bring proceedings in any other court of competent jurisdiction.

9 Severability

In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

10 Amendments

Except as otherwise provided by its terms, this Agreement may not be varied except by an agreement in writing signed by the parties hereto.

11 Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when so executed shall constitute one and the same binding agreement between the parties.

12 Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on the date first written above

For and on behalf of Nekta Holding Ltd :

By:

Title:

For and on behalf of Enniston Consultants Corp:

By:

Title:

For and on behalf of Roseport Capital Ltd:

By:

Title:

For and on behalf of Brunshaw Finance Ltd:

By:

Title:

For and on behalf of Bennington Global Ltd:

By:

Title:

For and on behalf of Gratton Investments Ltd:

By:

Title:

For and on behalf of Crolite Estates S.A.:

By:

Title:

For and on behalf of Leron Services Corp:

By:

Title:

For and on behalf of Fold Investment Holdings Group:

By:

Title:

For and on behalf of IIB Luxembourg S.A.:

By:	By:
Title:	Title:

SPECIFIED OFFICES OF THE ISSUER, INFORMATION AND TABULATION AGENT, TRUSTEE, PRINCIPAL PAYING AGENT AND IRISH PAYING AGENT

ISSUER

IIB Luxembourg S.A.
1 Allée Scheffer
L-2520, Luxembourg

Attn: The Directors

Email: Alexander.Fantuz@TMF-Group.com

Fax: +352 24 14 33 300

INFORMATION AND TABULATION AGENT

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Attn: Yves Theis
Tel: +44 20 7704 0880
Email: iib@lucid-is.com

TRUSTEE

BNY Corporate Trustee Services Limited
One Canada Square
London E14 5AL
United Kingdom

Attn:Corporate Trust Administration

Fax: +44 207-964-2536

PRINCIPAL PAYING AGENT

The Bank of New York Mellon
One Canada Square
London E14 5AL
United Kingdom

Attn: Corporate Trust Administration
Tel: +44 20 7964 2536
Email: corpsovcee@bnymellon.com

IRISH PAYING AGENT

BNY Fund Services (Ireland) Limited
Guild House
Guild Street, IFSC
Dublin 1
Ireland

ANNEX C

Powers of Attorney



POWER OF ATTORNEY

By present **LERON SERVICES CORP.** (the "Principal"), a company duly incorporated under the laws of the British Virgin Islands, BVI company number 1501866, having its registered office at Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town – Tortola, B.V.I. appoints Mrs.Galina Romantsova, holder of passport of Russian Federation № and series 45 02 273866 issued by Mitino Regional Department of Internal Affairs of the city of Moscow on 21.05.2002, subdivision code 772-087, to be its lawful attorney (the "Attorney") and in the Principal's name, place and stead to represent the Principal in the Russian Federation and to do all such acts as necessary or in the opinion of the Attorney, expedient in connection with the interests of the Principal, including, without limitation:

1. To conclude any transactions and, on behalf of the Principal, to sign any agreements and other necessary documents related to the Principal's activities,
2. To open and close current, currency and other accounts in banks and other credit organizations in the Russian Federation, to manage the relevant cash funds, as well as to sign settlement (payment) documents, to receive statements of accounts and to do all other acts in connection with the management of the accounts and monies of the Principal.
3. To incorporate and register the Company in the Russian Federation on behalf of the Principal with the power to select a name for the Company and to do all necessary acts related to incorporation of a legal entity, including, without limitation: sign resolutions to incorporate legal entities and constituent documents; approve the resolution to issue shares, offering prospectus and shares issue statement; pay a contribution to the charter capital, purchase shares and stock of legal entities, approve seal designs, appoint sole and collective executive bodies, apply for registration of legal entities in government authorities, act in connection with registration of trademarks and service marks, receive original registration documents, certificates and notices.
4. To exercise all share and stock rights for and on behalf of the Principal in respect of Russian legal entities which are owned by the Principal and to attend, participate and represent the Principal in any general shareholders' (members') meetings of such entities and to vote for and on behalf of the Principal on all issues within its competence in any manner that the Attorney may deem fit with prior instructions of the Principal;
5. To represent the Principal before any governmental, public and commercial organizations in the Russian Federation with regard to any and all issues relating to the activities of the Principal and its legal entities, including, but not limited to, tax authorities, anti-monopoly authorities, bodies registering securities issues and federal intellectual property agencies.
6. To take part, in the name and on behalf of the Principal, in any civil proceedings in all courts (court of general jurisdiction, arbitration courts and tribunals), including trials on the merits, as well as in any appellate, cassational and supervisory courts with all rights, granted by law to plaintiff, defendant, third party, complainant, including the right to sign statements of claim and statements of defense, application for interim relief, submission of the case to superior court, changing the subject and grounds of the claim, complete or partial withdrawal of claim, amicable settlement, signing of notices of motion for new trial due to newly discovered evidence, appellation against judicial act of any court, arbitration court, enforcement or quashing writs of execution, appellation against actions of sheriff, with the right to collect, process and receive any documents, necessary to carry our these orders, and in general, to do any acts in connection with the carrying out of these instructions, including the right to receive awarded property.

The Attorney may in his sole discretion appoint a substitute or substitutes to carry out any of the objects herein authorized and may revoke any such appointment or appointments, which includes provision of any Power of Attorney to other persons.

The Attorney-in-fact is formally responsible of giving notice to the Directors of any acts, transactions, agreements or any documents executed by the attorney-at-fact concerning any activities undertaken by said attorney-at-fact on behalf of the Company. Such notification should be made not later than five (5)

working days after signing the pertinent document(s).

This power of attorney is effective from **18th November,** 2009 and shall be valid for one (1) year from the date of its signing.

In Witness WHEREOFF the above Power of Attorney was duly executed this 18th November, 2009

Imogene Wilson
Director

Yo, Lic. JUAN JOSE FERRAN TEJEDOR Notario Público Octavo del Circuito de Panamá, con Cédula No 9-94 105
CERTIFICO:
Que la (s) firma (s) anterior (es) ha (n) sido reconocida (s) como suya (s) por los firmantes, por consiguiente dicha (s) firma (s) es (son) auténticas (s)

Panamá, 27 NOV 2009

Lic. JUAN JOSE FERRAN TEJEDOR
Notario Público Octavo


REPUBLICA DE PANAMA
NOTARIA OCTAVA DEL CIRCUITO

APOSTILLE
Convention de la haye du 5 octobre 1961
1 Pais PANAMA
El presente documento público
2 ha sido firmado por Juan José Ferran
3 quien actua en calidad Notario
4 y esta revestido del sello/timbre de ✓

CERTIFICADO

5 EN Panamá el día 27 NOV 2009
7 por DIRECCION ADMINISTRATIVA
8 Bajo el número 98,154
9 Sello/timbre


REPUBLICA DE PANAMA
DEPARTAMENTO DE TESORERIA

Esta Autorización no implica responsabilidad en cuanto al contenido del documento.


REPUBLICA DE PANAMA
NOTARIA

POWER OF ATTORNEY

By present **BRUNSHAW FINANCE LTD.** (the "Principal"), a company duly incorporated under the laws of the British Virgin Islands, BVI company number 1469877, having its registered office at Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town – Tortola, B.V.I. appoints Mrs. Nadezhda Kurova, holder of passport No and series 45 01 532103 issued by ROVD Mitino of the city of Moscow on 07.12.2001, subdivision code 772-087 to be its lawful attorney (the "Attorney") and in the Principal's name, place and stead to represent the Principal and to do all such acts as necessary or in the opinion of the Attorney, expedient in connection with the interests of the Principal, including, without limitation:

1. To conclude any transactions and, on behalf of the Principal, to sign any agreements and other necessary documents related to the Principal's activities;
2. To open and close current, currency and other accounts in banks and other credit organizations, to manage the relevant cash funds, as well as to sign settlement (payment) documents, to receive statements of accounts and to do all other acts in connection with the management of the accounts and monies of the Principal;
3. To incorporate and register the Companies on behalf of the Principal with the power to select a name for the Company and to do all necessary acts related to incorporation of a legal entity, including, without limitation: sign resolutions to incorporate legal entities and constituent documents; approve the resolution to issue shares, offering prospectus and shares issue statement; pay a contribution to the charter capital, purchase shares and stock of legal entities, approve seal designs, appoint sole and collective executive bodies, apply for registration of legal entities in government authorities, act in connection with registration of trademarks and service marks, receive original registration documents, certificates and notices.
4. To exercise all share and stock rights for and on behalf of the Principal in respect of any legal entities which are owned by the Principal and to attend, participate and represent the Principal in any general shareholders' (members') meetings of such entities and to vote for and on behalf of the Principal on all issues within its competence in any manner that the Attorney may deem fit with prior instructions of the Principal;
5. To represent the Principal before any governmental, public and commercial organizations with regard to any and all issues relating to the activities of the Principal and its legal entities, including, but not limited to, tax authorities, anti-monopoly authorities, bodies registering securities issues and federal intellectual property agencies;
6. To take part, in the name and on behalf of the Principal, in any civil proceedings in all courts (court of general jurisdiction, arbitration courts and tribunals), including trials on the merits, as well as in any appellate, cassational and supervisory courts with all rights, granted by law to plaintiff, defendant, third party, complainant, including the right to sign statements of claim and statements of defense, application for interim relief, submission of the case to superior court, changing the subject and grounds of the claim, complete or partial withdrawal of claim, amicable settlement, signing of notices of motion for new trial due to newly discovered evidence, appellation against judicial act of any court, arbitration court, enforcement or quashing writs of execution, appellation against actions of sheriff, with the right to collect, process and receive any documents, necessary to carry our these orders, and in general, to do any acts in connection with the carrying out of these instructions, including the right to receive awarded property.

The Attorney may in his sole discretion appoint a substitute or substitutes to carry out any of the objects herein authorized and may revoke any such appointment or appointments, which includes provision of any Power of Attorney to other persons.

The Attorney-in-fact is formally responsible of giving notice to the Directors of any acts,

transactions, agreements or any documents executed by the attorney-at-fact concerning any activities undertaken by said attorney-at-fact on behalf of the Company. Such notification should be made not later than five (5) working days after signing the pertinent document(s).

This power of attorney is effective from April 15th, 2010 and shall be valid for one (1) year from the date of its signing.

In Witness WHEREOFF the above Power of Attorney was duly executed this 15th April, 2010.

Carmen Wong Director	George Allen Director

Yo, Lic. JUAN JOSÉ [illegible] Notario Público Octavo del Circuito de Panamá, con Cédula No. 8-[illegible]

CERTIFICO

Que la (s) firma (s) anterior (es) ha (n) sido reconocida (s) como suya (s) por los firmantes, por consiguiente dicha (s) firma (s) es (son) auténtica (s).

Panamá, [illegible]

Lic. JUAN JOSÉ [illegible]
Notario Público [illegible]





POWER OF ATTORNEY

By present **ROSEPORT CAPITAL LTD.** (the "Principal"), a company duly incorporated under the laws of the British Virgin Islands, BVI Company number 1469875, having its registered office at Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town - Tortola, B.V.I. appoints Mrs. Olga Chaschina, holder of passport No and series 46 08 134001 issued by Dolgoprudny Office of the Regional Department of the Federal Migration Service of the Russian Federation for the Moscow region, Mytishchi District on 25.03.2008, subdivision code 500-089 to be its lawful attorney (the "Attorney") and in the Principal's name, place and stead to represent the Principal and to do all such acts as necessary or in the opinion of the Attorney, expedient in connection with the interests of the Principal, including, without limitation:

1. To conclude any transactions and, on behalf of the Principal, to sign any agreements and other necessary documents related to the Principal's activities;
2. To open and close current, currency and other accounts in banks and other credit organizations, to manage the relevant cash funds, as well as to sign settlement (payment) documents, to receive statements of accounts and to do all other acts in connection with the management of the accounts and monies of the Principal;
3. To incorporate and register the Companies on behalf of the Principal with the power to select a name for the Company and to do all necessary acts related to incorporation of a legal entity, including, without limitation: sign resolutions to incorporate legal entities and constituent documents; approve the resolution to issue shares, offering prospectus and shares issue statement; pay a contribution to the charter capital, purchase shares and stock of legal entities, approve seal designs, appoint sole and collective executive bodies, apply for registration of legal entities in government authorities, act in connection with registration of trademarks and service marks, receive original registration documents, certificates and notices.
4. To exercise all share and stock rights for and on behalf of the Principal in respect of any legal entities which are owned by the Principal and to attend, participate and represent the Principal in any general shareholders' (members') meetings of such entities and to vote for and on behalf of the Principal on all issues within its competence in any manner that the Attorney may deem fit with prior instructions of the Principal;
5. To represent the Principal before any governmental, public and commercial organizations with regard to any and all issues relating to the activities of the Principal and its legal entities, including, but not limited to, tax authorities, anti-monopoly authorities, bodies registering securities issues and federal intellectual property agencies;
6. To take part, in the name and on behalf of the Principal, in any civil proceedings in all courts (court of general jurisdiction, arbitration courts and tribunals), including trials on the merits, as well as in any appellate, cassational and supervisory courts with all rights, granted by law to plaintiff, defendant, third party, complainant, including the right to sign statements of claim and statements of defense, application for interim relief, submission of the case to superior court, changing the subject and grounds of the claim, complete or partial withdrawal of claim, amicable settlement, signing of notices of motion for new trial due to newly discovered evidence, appellation against judicial act of any court, arbitration court, enforcement or quashing writs of execution, appellation against actions of sheriff, with the right to collect, process and receive any documents, necessary to carry our these orders, and in general, to do any acts in connection with the carrying out of these instructions, including the right to receive awarded property.

The Attorney may in his sole discretion appoint a substitute or substitutes to carry out any of the objects herein authorized and may revoke any such appointment or appointments, which includes provision of any Power of Attorney to other persons.

The Attorney-in-fact is formally responsible of giving notice to the Directors of any acts, transactions, agreements or any documents executed by the attorney-at-fact concerning any activities undertaken by said attorney-at-fact on behalf of the Company. Such notification should be made not later than five (5) working days after signing the pertinent document(s).

This power of attorney is effective from April 15th, 2010 and shall be valid for one (1) year from the date of its signing.

In Witness WHEREOFF the above Power of Attorney was duly executed this 15th April, 2010

George Allen
Director

Carmen Wong
Director



[illegible] Notario Público Octavo del Circuito de Panamá, con Cédula No. 9-94-166

CERTIFICO

Que la (s) firma (s) anterior (es) ha (n) sido reconocida (s) como suya (s) por los firmantes, por consiguiente dicha (s) firma (s) es (son) auténticas (s)

Panamá, 19 ABR 2010

Lic. JUAN JOSÉ FERRAN [illegible]
Notario Público Octavo

POWER OF ATTORNEY

By present **BENNINGTON GLOBAL LTD.** (the "Principal"), a company duly incorporated under the laws of the British Virgin Islands, BVI company number 1515597, having its registered office at Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town – Tortola, B.V.I. appoints Mr. Vladimir Andrianov, holder of passport 63 № 2746141 issued by UFMC-632 on 10.05.2007, to be its lawful attorney (the "Attorney") and in the Principal's name, place and stead to represent the Principal and to do all such acts as necessary or in the opinion of the Attorney, expedient in connection with the interests of the Principal, including, without limitation:

1. To conclude any transactions and, on behalf of the Principal, to sign any agreements and other necessary documents related to the Principal's activities,
2. To open and close current, currency and other accounts in banks and other credit organizations, to manage the relevant cash funds, as well as to sign settlement (payment) documents, to receive statements of accounts and to do all other acts in connection with the management of the accounts and monies of the Principal.
3. To incorporate and register the Company on behalf of the Principal with the power to select a name for the Company and to do all necessary acts related to incorporation of a legal entity, including, without limitation: sign resolutions to incorporate legal entities and constituent documents; approve the resolution to issue shares, offering prospectus and shares issue statement; pay a contribution to the charter capital, purchase shares and stock of legal entities, approve seal designs, appoint sole and collective executive bodies, apply for registration of legal entities in government authorities, act in connection with registration of trademarks and service marks, receive original registration documents, certificates and notices.
4. To exercise all share and stock rights for and on behalf of the Principal in respect of legal entities which are owned by the Principal and to attend, participate and represent the Principal in any general shareholders' (members') meetings of such entities and to vote for and on behalf of the Principal on all issues within its competence in any manner that the Attorney may deem fit with prior instructions of the Principal;
5. To represent the Principal before any governmental, public and commercial organizations with regard to any and all issues relating to the activities of the Principal and its legal entities, including, but not limited to, tax authorities, anti-monopoly authorities, bodies registering securities issues and federal intellectual property agencies.
6. To take part, in the name and on behalf of the Principal, in any civil proceedings in all courts (court of general jurisdiction, arbitration courts and tribunals), including trials on the merits, as well as in any appellate, cassational and supervisory courts with all rights, granted by law to plaintiff, defendant, third party, complainant, including the right to sign statements of claim and statements of defense, application for interim relief, submission of the case to superior court, changing the subject and grounds of the claim, complete or partial withdrawal of claim, amicable settlement, signing of notices of motion for new trial due to newly discovered evidence, appellation against judicial act of any court, arbitration court, enforcement or quashing writs of execution, appellation against actions of sheriff, with the right to collect, process and receive any documents, necessary to carry our these orders, and in general, to do any acts in connection with the carrying out of these instructions, including the right to receive awarded property.

The Attorney may in his sole discretion appoint a substitute or substitutes to carry out any of the objects herein authorized and may revoke any such appointment or appointments, which includes provision of any Power of Attorney to other persons.

The Attorney-in-fact is formally responsible of giving notice to the Directors of any acts, transactions, agreements or any documents executed by the attorney-at-fact concerning any activities undertaken by said attorney-at-fact on behalf of the Company. Such notification should be made not later than five (5) working days after signing the pertinent document(s).

This power of attorney is effective from February 25, 2010 and shall be valid for one (1) year from the

date of its signing

In Witness WHEREOFF the above Power of Attorney was duly executed this 25th February, 2010.

Carmen Wong
Director

George Allen
Director

APOSTILLE

Convention de la haye du 5 octobre 1961

1 Pais PANAMA

El presente documento público

2 ha sido firmado por

3 quien actua en calidad

4 y esta revestido del sello/timbre de

CERTIFICADO

5 EN Panamá 6 el día 03 MAR 2010

7 por DIRECCION ADMINISTRATIVA

8 Bajo el número 14,224

9 Sello/timbre 10 Firma



POWER OF ATTORNEY

By present **GRATTON INVESTMENTS LTD.** (the "Principal"), a company duly incorporated under the laws of the British Virgin Islands, BVI company number 1515580, having its registered office at Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town – Tortola, B.V.I. appoints **Mr. Igor Chistyakov, holder of passport of Russian Federation 63 № 0795689 issued by UVD 595 on 01.12.2006, with address at Apt.2, 9B, Vnukovsky Microdistrict, Dmitrov, Moscow Region** to be its lawful attorney (the "Attorney") and in the Principal's name, place and stead to represent the Principal and to do all such acts as necessary or in the opinion of the Attorney, expedient in connection with the interests of the Principal, including, without limitation:

1. To conclude any transactions and, on behalf of the Principal, to sign any agreements and other necessary documents related to the Principal's activities.
2. To open and close current, currency and other accounts in banks and other credit organizations, to manage the relevant cash funds, as well as to sign settlement (payment) documents, to receive statements of accounts and to do all other acts in connection with the management of the accounts and monies of the Principal.
3. To incorporate and register the Company on behalf of the Principal with the power to select a name for the Company and to do all necessary acts related to incorporation of a legal entity, including, without limitation: sign resolutions to incorporate legal entities and constituent documents; approve the resolution to issue shares, offering prospectus and shares issue statement; pay a contribution to the charter capital, purchase shares and stock of legal entities, approve seal designs, appoint sole and collective executive bodies, apply for registration of legal entities in government authorities, act in connection with registration of trademarks and service marks, receive original registration documents, certificates and notices.
4. To exercise all share and stock rights for and on behalf of the Principal in respect of legal entities which are owned by the Principal and to attend, participate and represent the Principal in any general shareholders' (members') meetings of such entities and to vote for and on behalf of the Principal on all issues within its competence in any manner that the Attorney may deem fit with prior instructions of the Principal;
5. To represent the Principal before any governmental, public and commercial organizations with regard to any and all issues relating to the activities of the Principal and its legal entities, including, but not limited to, tax authorities, anti-monopoly authorities, bodies registering securities issues and federal intellectual property agencies.
6. To take part, in the name and on behalf of the Principal, in any civil proceedings in all courts (court of general jurisdiction, arbitration courts and tribunals), including trials on the merits, as well as in any appellate, cassational and supervisory courts with all rights, granted by law to plaintiff, defendant, third party, complainant, including the right to sign statements of claim and statements of defense, application for interim relief, submission of the case to superior court, changing the subject and grounds of the claim, complete or partial withdrawal of claim, amicable settlement, signing of notices of motion for new trial due to newly discovered evidence, appellation against judicial act of any court, arbitration court, enforcement or quashing writs of execution, appellation against actions of sheriff, with the right to collect, process and receive any documents, necessary to carry our these orders, and in general, to do any acts in connection with the carrying out of these instructions, including the right to receive awarded property.

The Attorney may in his sole discretion appoint a substitute or substitutes to carry out any of the objects herein authorized and may revoke any such appointment or appointments, which includes provision of any Power of Attorney to other persons.

The Attorney-in-fact is formally responsible of giving notice to the Directors of any acts, transactions, agreements or any documents executed by the attorney-at-fact concerning any activities undertaken by said attorney-at-fact on behalf of the Company. Such notification should be made not later than five (5) working days after signing the pertinent document(s).

This power of attorney is effective from February 25, 2010 and shall be valid for one (1) year from the date of its signing.

In Witness WHEREOFF the above Power of Attorney was duly executed this February 25, 2010.

Carmen Wong Director	George Allen Director



APOSTILLE

Convention de la haye du 5 octobre 1961

1 País PANAMA

El presente documento público

2 ha sido firmado por [illegible]

3 quien actua en calidad de [illegible]

4 y esta revestido del sello/timbre de [illegible]

[illegible]

03 MAR 2010

5 [illegible]

7 por [illegible]

8 Bajo el número 14,225

9 Sello/timbre [illegible]

[illegible] no implica [illegible] responsabilidad en cuanto al contenido [illegible].

POWER OF ATTORNEY

By present **CROLITE ESTATES S.A.** (the "Principal"), a company duly incorporated under the laws of the British Virgin Islands, BVI company number 1453953, having its registered office at Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town – Tortola, B.V.I. appoints Mrs.Olga Mamykina, holder of passport of Russian Federation 62 №7162956 issued by UVD 628 02.11.2005, subdivision code 772-087, to be its lawful attorney (the "Attorney") and in the Principal's name, place and stead to represent the Principal in the Russian Federation and to do all such acts as necessary or in the opinion of the Attorney, expedient in connection with the interests of the Principal, including, without limitation:

1. To conclude any transactions and, on behalf of the Principal, to sign any agreements and other necessary documents related to the Principal's activities,
2. To open and close current, currency and other accounts in banks and other credit organizations in the Russian Federation, to manage the relevant cash funds, as well as to sign settlement (payment) documents, to receive statements of accounts and to do all other acts in connection with the management of the accounts and monies of the Principal.
3. To incorporate and register the Company in the Russian Federation on behalf of the Principal with the power to select a name for the Company and to do all necessary acts related to incorporation of a legal entity, including, without limitation: sign resolutions to incorporate legal entities and constituent documents; approve the resolution to issue shares, offering prospectus and shares issue statement; pay a contribution to the charter capital, purchase shares and stock of legal entities, approve seal designs, appoint sole and collective executive bodies, apply for registration of legal entities in government authorities, act in connection with registration of trademarks and service marks, receive original registration documents, certificates and notices.
4. To exercise all share and stock rights for and on behalf of the Principal in respect of Russian legal entities which are owned by the Principal and to attend, participate and represent the Principal in any general shareholders' (members') meetings of such entities and to vote for and on behalf of the Principal on all issues within its competence in any manner that the Attorney may deem fit with prior instructions of the Principal;
5. To represent the Principal before any governmental, public and commercial organizations in the Russian Federation with regard to any and all issues relating to the activities of the Principal and its legal entities, including, but not limited to, tax authorities, anti-monopoly authorities, bodies registering securities issues and federal intellectual property agencies.
6. To take part, in the name and on behalf of the Principal, in any civil proceedings in all courts (court of general jurisdiction, arbitration courts and tribunals), including trials on the merits, as well as in any appellate, cassational and supervisory courts with all rights, granted by law to plaintiff, defendant, third party, complainant, including the right to sign statements of claim and statements of defense, application for interim relief, submission of the case to superior court, changing the subject and grounds of the claim, complete or partial withdrawal of claim, amicable settlement, signing of notices of motion for new trial due to newly discovered evidence, appellation against judicial act of any court, arbitration court, enforcement or quashing writs of execution, appellation against actions of sheriff, with the right to collect, process and receive any documents, necessary to carry our these orders, and in general, to do any acts in connection with the carrying out of these instructions, including the right to receive awarded property.

The Attorney may in his sole discretion appoint a substitute or substitutes to carry out any of the objects herein authorized and may revoke any such appointment or appointments, which includes provision of any Power of Attorney to other persons.



REPUBLICA DE PANAMA

The Attorney-in-fact is formally responsible of giving notice to the Directors of any acts, transactions, agreements or any documents executed by the attorney-at-fact concerning any activities undertaken by said attorney-at-fact on behalf of the Company. Such notification should be made not later than five (5)

working days after signing the pertinent document(s).

This power of attorney is effective from 28th **November, 2009** and shall be valid for one (1) year from the date of its signing.

In Witness WHEREOFF the above Power of Attorney was duly executed this 18th November, 2009

Carmen Wong
Director

George Allen
Director

Convention
1 Pais
El presente
2 ha sido
3 quien
4 y esta



5 En
7 por
8 Bajo
9 Sello

OPK MINING LIMITED
(the "Company")

Minutes of a Meeting of the Directors held on 20th November 2009

NOTICE: Notice to this Meeting was waived by all persons entitled thereto.

PRESENT WERE:

CARMEN WONG
GEORGE ALLEN

CHAIRMAN OF THE MEETING:
CARMEN WONG, was elected Chairman of the Meeting.

SECRETARY OF THE MEETING:
GEORGE ALLEN, was elected Secretary of the Meeting and acted as such, recording the minutes thereof.

IT WAS RESOLVED:

1. That the name of the Company be and is hereby changed from OPK MINING LIMITED to **Fold Investment Holdings Group Ltd**.

2. To amend, as it is hereby amended, the Memorandum and Articles of Association of the Company, so that henceforth the new name may be reflected therein.

TERMINATION:
There being no other business, the Meeting ended.



CARMEN WONG – Director
Chairman of the Meeting



GEORGE ALLEN - Director
Secretary of the Meeting

POWER OF ATTORNEY

By present **OPK MINING LIMITED** (the "Principal"), a company duly incorporated under the laws of the British Virgin Islands, BVI company number 1047753, having its registered office at Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town – Tortola, B.V.I. appoints Mr. Ivan Khodakov, holder of passport of Russian Federation № 70 0948137 issued by FMS 77437 on 25.07.2008, to be its lawful attorney (the "Attorney") and in the Principal's name, place and stead to represent the Principal in the Russian Federation and to do all such acts as necessary or in the opinion of the Attorney, expedient in connection with the interests of the Principal, including, without limitation:

1. To conclude any transactions and, on behalf of the Principal, to sign any agreements and other necessary documents related to the Principal's activities,
2. To open and close current, currency and other accounts in banks and other credit organizations in the Russian Federation, to manage the relevant cash funds, as well as to sign settlement (payment) documents, to receive statements of accounts and to do all other acts in connection with the management of the accounts and monies of the Principal.
3. To incorporate and register the Company in the Russian Federation on behalf of the Principal with the power to select a name for the Company and to do all necessary acts related to incorporation of a legal entity, including, without limitation: sign resolutions to incorporate legal entities and constituent documents; approve the resolution to issue shares, offering prospectus and shares issue statement; pay a contribution to the charter capital, purchase shares and stock of legal entities, approve seal designs, appoint sole and collective executive bodies, apply for registration of legal entities in government authorities, act in connection with registration of trademarks and service marks, receive original registration documents, certificates and notices.
4. To exercise all share and stock rights for and on behalf of the Principal in respect of Russian legal entities which are owned by the Principal and to attend, participate and represent the Principal in any general shareholders' (members') meetings of such entities and to vote for and on behalf of the Principal on all issues within its competence in any manner that the Attorney may deem fit with prior instructions of the Principal;
5. To represent the Principal before any governmental, public and commercial organizations in the Russian Federation with regard to any and all issues relating to the activities of the Principal and its legal entities, including, but not limited to, tax authorities, anti-monopoly authorities, bodies registering securities issues and federal intellectual property agencies.
6. To take part, in the name and on behalf of the Principal, in any civil proceedings in all courts (court of general jurisdiction, arbitration courts and tribunals), including trials on the merits, as well as in any appellate, cassational and supervisory courts with all rights, granted by law to plaintiff, defendant, third party, complainant, including the right to sign statements of claim and statements of defense, application for interim relief, submission of the case to superior court, changing the subject and grounds of the claim, complete or partial withdrawal of claim, amicable settlement, signing of notices of motion for new trial due to newly discovered evidence, appellation against judicial act of any court, arbitration court, enforcement or quashing writs of execution, appellation against actions of sheriff, with the right to collect, process and receive any documents, necessary to carry our these orders, and in general, to do any acts in connection with the carrying out of these instructions, including the right to receive awarded property.

The Attorney may in his sole discretion appoint a substitute or substitutes to carry out any of the objects herein authorized and may revoke any such appointment or appointments, which includes provision of any Power of Attorney to other persons.


REPUBLICA DE PANAMA
NOTARIA QUINTA DEL CIRCUITO

- 1 -



The Attorney-in-fact is formally responsible of giving notice to the Directors of any acts, transactions, agreements or any documents executed by the attorney-at-fact concerning any activities undertaken by said attorney-at-fact on behalf of the Company. Such notification should be made not later than five (5) working days after signing the pertinent document(s).

This power of attorney is effective from August 25th, 2009 and shall be valid for one (1) year from the date of its signing.

In Witness WHEREOFF the above Power of Attorney was duly executed this August 25th, 2009.

Carmen Wong
Director

Yo, *DIOMEDES EDGARDO CERRUD*. Notario Público Quinto del Circuito de Panamá, con Cédula Número 8-171-301
CERTIFICO:
Que dada la certeza de la identidad de (los) sujetos(s) que firmó (firmaron) el presente documento, su(s) firma(s) es (son) auténtica(s).
Panamá 0 6 OCT 2009

LCDO. Diomedes Edgardo Cerrud
Notario Público Quinto


REPUBLICA DE PANAMA
NOTARIA QUINTA DEL CIRCUITO

APOSTILLE
Convention de la haye du 5 octobre 1961
1 Pais PANAMA
El presente documento público
2 ha sido firmado por ________
3 quien actua en calidad ________
4 y esta revestido del sello/timbre de ________
CERTIFICADO 0 6 OCT 2009
5 EN Panamá ________ 6 el día ________
7 por DIRECCION ADMINISTRATIVA
8 Bajo el número 82,149
9 Sello/timbre 10 Firma


REPUBLICA DE PANAMA

Esta Autorización no implica responsabilidad en cuanto al contenido del documento.

170 DD6D 6704
REPUBLICA de PANAMA
06 10 09 B006.00 P.B. 1125

3

POWER OF ATTORNEY

By present **NEKTA HOLDING LTD.** (the "Principal"), a company duly incorporated under the laws of the British Virgin Islands, BVI company number 597495, having its registered office at Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town – Tortola, B.V.I. appoints Mrs. **Irina Abramenkova**, holder of passport of Russian Federation series and number 45 02 834735 issued by Internal Affairs Department of Pechatniki District of Moscow on 28.06.2002, subdivision code 772-080, to be its lawful attorney (the "Attorney") and in the Principal's name, place and stead to represent the Principal in the Russian Federation and to do all such acts as necessary or in the opinion of the Attorney, expedient in connection with the interests of the Principal, including, without limitation:

1. to conclude any transactions and, on behalf of the Principal, to sign any agreements and other necessary documents related to the Principal's activities,
2. to open and close current, currency and other accounts in banks and other credit organizations in the Russian Federation, to manage the relevant cash funds, as well as to sign settlement (payment) documents, to receive statements of accounts and to do all other acts in connection with the management of the accounts and monies of the Principal.
3. to incorporate and register the Company in the Russian Federation on behalf of the Principal with the power to select a name for the Company and to do all necessary acts related to incorporation of a legal entity, including, without limitation: sign resolutions to incorporate legal entities and constituent documents; approve the resolution to issue shares, offering prospectus and shares issue statement; pay a contribution to the charter capital, purchase shares and stock of legal entities, approve seal designs, appoint sole and collective executive bodies, apply for registration of legal entities in government authorities, act in connection with registration of trademarks and service marks, receive original registration documents, certificates and notices.
4. to represent the Principal before any governmental, public and commercial organizations in the Russian Federation with regard to any and all issues relating to the activities of the Principal and its legal entities, including, but not limited to, tax authorities, anti-monopoly authorities, bodies registering securities issues and federal intellectual property agencies.
5. to take part, in the name and on behalf of the Principal, in any civil proceedings in all courts (court of general jurisdiction, arbitration courts and tribunals), including trials on the merits, as well as in any appellate, cassational and supervisory courts with all rights, granted by law to plaintiff, defendant, third party, complainant, including the right to sign statements of claim and statements of defense, application for interim relief, submission of the case to superior court, changing the subject and grounds of the claim, complete or partial withdrawal of claim, amicable settlement, signing of notices of motion for new trial due to newly discovered evidence, appellation against judicial act of any court, arbitration court, enforcement or quashing writs of execution, appellation against actions of sheriff, with the right to collect, process and receive any documents, necessary to carry our these orders, and in general, to do any acts in connection with the carrying out of these instructions, including the right to receive awarded property.

The Attorney may in his sole discretion appoint a substitute or substitutes to carry out any of the objects herein authorized and may revoke any such appointment or appointments, which includes provision of any Power of Attorney to other persons.

This power of attorney is effective from 3rd August, 2009 and shall be valid for one (1) year from the date of its signing.

In Witness WHEREOF the above Power of Attorney was duly executed this 3rd day of August, 2009



Katia Solano
Director

REPUBLICA DE PANAMA * TIMBRE NACIONAL

006.00

PB. 0945

Yo, [illegible] Notario Público Quinto del Circuito de Panamá, con Cédula Número 8-171-301

CERTIFICO:

Que dada la certeza de la identidad de (los) sujeto(s) que firmó (firmaron) el presente documento, su(s) firma(s) es (son) auténtica(s).

Panamá ______________ 2009

LICDO. [illegible]

Notario [illegible]



APOSTILLE

Convention de la haye du 5 octobre 1961

1 Pais PANAMA

El presente documento público

2 ha sido firmado por ________

3 quien actua en calidad ________

4 y esta revestido del sello/timbre de ________

CERTIFICADO

5 EN Panamá__________ 6 el dia 07 AGO 2009

7 por DIRECCION ADMINISTRATIVA

8 Bajo el número 65142

9 Sello/timbre 10 Firma



Esta Autenticación no implica responsabilidad en cuanto al contenido del documento



POWER OF ATTORNEY

By present Enniston Consultants Corp. (the "Principal"), a company duly incorporated under the laws of the British Virgin Islands, with registration number 1403037, having its registered office at Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town – Tortola, B.V.I. appoints Mr. **VICTOR GEYMAN**, holder of passport № 63 # 8518636 issued by UFMS-632 on 25.12.2008 to be its lawful attorney (the "Attorney") and in the Principal's name, place and stead to represent the Principal in the Russian Federation and to do all such acts as necessary or in the opinion of the Attorney, expedient in connection with the interests of the Principal, including, without limitation:

1. to conclude any transactions and, on behalf of the Principal, to sign any agreements and other necessary documents related to the Principal's activities,
2. to open and close current, currency and other accounts in banks and other credit organizations in the Russian Federation, to manage the relevant cash funds, as well as to sign settlement (payment) documents, to receive statements of accounts and to do all other acts in connection with the management of the accounts and monies of the Principal.
3. to incorporate and register the Companies in the Russian Federation on behalf of the Principal with the power to select a name for the Companies and to do all necessary acts related to incorporation of a legal entity, including, without limitation: sign resolutions to incorporate legal entities and constituent documents; approve the resolution to issue shares, offering prospectus and shares issue statement; pay a contribution to the charter capital, purchase shares and stock of legal entities, approve seal designs, appoint sole and collective executive bodies, apply for registration of legal entities in government authorities, act in connection with registration of trademarks and service marks, receive original registration documents, certificates and notices.
4. to exercise all share and stock rights for and on behalf of the Principal in respect of Russian legal entities which are owned by the Principal and to attend, participate and represent the Principal in any general shareholders' (members') meetings of such entities and to vote for and on behalf of the Principal on all issues within its competence in any manner that the Attorney may deem fit with prior instructions of the Principal;
5. to represent the Principal before any governmental, public and commercial organizations in the Russian Federation with regard to any and all issues relating to the activities of the Principal and its legal entities, including, but not limited to, tax authorities, anti-monopoly authorities, bodies registering securities issues and federal intellectual property agencies.
6. to take part, in the name and on behalf of the Principal, in any civil proceedings in all courts (court of general jurisdiction, arbitration courts and tribunals), including trials on the merits, as well as in any appellate, cassational and supervisory courts with all rights, granted by law to plaintiff, defendant, third party, complainant, including the right to sign statements of claim and statements of defense, application for interim relief, submission of the case to superior court, changing the subject and grounds of the claim, complete or partial withdrawal of claim, amicable settlement, signing of notices of motion for new trial due to newly discovered evidence, appellation against judicial act of any court, arbitration court, enforcement or quashing writs of execution, appellation against actions of sheriff, with the right to collect, process and receive any documents, necessary to carry our these orders, and in general, to do any acts



in connection with the carrying out of these instructions, including the right to receive awarded property.

The Attorney-in-fact is formally responsible of giving notice to the Directors of any acts, transactions, agreements or any documents executed by the attorney-at-fact concerning any activities undertaken by said attorney-at-fact on behalf of the Company. Such notification should be made not later than five (5) working days after signing the pertinent document(s).

The Attorney may in his sole discretion appoint a substitute or substitutes to carry out any of the objects herein authorized and may revoke any such appointment or appointments, which includes provision of any Power of Attorney to other persons.

This power of attorney is effective from 21st December 2009 and shall be valid for one (1) year from the date of its signing.

In Witness WHEREOFF the above Power of Attorney was duly executed this 21st December 2009.

CARMEN WONG
Director



APOSTILLE



23 DIC 2009

106,649

IIB LUXEMBOURG S.A.
Société anonyme
Registered office at 1, allée Scheffer, 2520 Luxembourg,
Grand-Duchy of Luxembourg
Registre de Commerce et des Sociétés de Luxembourg: B 108.640
(the "**Company**")

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY HELD AT THE REGISTERED OFFICE OF THE COMPANY ON 6 JULY 2010

PRESENT: **Mr. Paul VAN BAARLE, Director**
Mr. Robert Jan SCHOL, Director
Mr. Jorge PEREZ LOZANO, Director

(each a "**Director**", together the "**Board of Directors**")

The meeting starts at 11 a.m. under the chairmanship of Robert Jan Schol. The chairperson noted that all the Directors were present in person or by proxy and had agreed to waive notice of the meeting. The Board of Directors is therefore able to discuss and take decisions relating to the agenda set out below.

WHEREAS the Company as issuer has issued EUR 200,000,000 in aggregate principal amount of 9.00 per cent. loan participation notes due 2010 (the "**Original Notes**"), on 5 July 2007, for the sole purpose of financing a EUR 200,000,000 loan to The International Industrial Bank, Joint Stock Company (the "**Borrower**") pursuant to a loan agreement dated 4 July 2007 (the "**Loan Agreement**"). The Original Notes were constituted by a trust deed dated 5 July 2007 between the issuer and the trustee (the "**Trust Deed**");

WHEREAS the Borrower has requested the Company to agree to amend and restate the Loan Agreement in order to, *inter alia*, extend the term of such loan facility to provide for a repayment date on or about 7 July 2011, to add a guarantee of the restated Loan Agreement from the Guarantors (as defined below) and provide for additional early repayment options (the "**Loan Agreement Amendments**") and to amend and restate the Original Notes to reflect such amendments;

WHEREAS the Company as issuer wishes to invite the holders of the Original Notes (the "**Original Noteholders**") to duly authorise and assent to the Loan Agreement Amendments by way of a resolution at a extraordinary general meeting of the Original Noteholders;

WHEREAS, for this purpose, the Company intends to enter into a solicitation agency agreement to be dated on or about 6 July 2010 and to be entered into between, *inter alia*, the Company as issuer, The International Industrial Bank, Joint Stock Company as Borrower, and Credit Suisse Securities (Europe) Limited as solicitation agent (the "**Solicitation Agency Agreement**");

WHEREAS the Company intends to enter into a solicitation agent support agreement to be dated on or about 6 July 2010 and to be entered into between, *inter alia*, the

Company as issuer, Nekta Holding Ltd, Enniston Consultants Corp, Roseport Capital Ltd, Brunshaw Finance Ltd, Bennington Global Ltd, Gratton Investments Ltd, Crolite Estates S.A., Leron Services Corp., and Fold Investment Holdings Group Ltd as guarantors (the "**Guarantors**") and Credit Suisse Securities (Europe) Limited as solicitation agent (the "**Solicitation Agent Support Agreement**");

WHEREAS the Company intends to enter into a process agent appointment letter to be dated on or about 6 July 2010 and to be entered into between, *inter alia*, the Company as issuer and TMF Corporate Services Limited as process agent (the "**Process Agent Appointment Letter**");

WHEREAS the Company intends to approve a consent solicitation memorandum to be dated on or about 6 July 2010 (the "**Consent Solicitation Memorandum**");

WHEREAS all necessary information and documents regarding the Solicitation Agency Agreement, the Solicitation Agent Support Agreement, the Process Agent Appointment Letter and the Consent Solicitation Memorandum have been sent to or are known by the Directors and the Directors have carefully considered, analysed and contemplated such information, documents and such agreements and are familiar with their content;

WHEREAS each Director confirms that he has no conflict of interest in the matters referred to in the present resolutions;

WHEREAS each Director is of the opinion that the matters referred to therein are in compliance with the Articles of Incorporation and the applicable legal provisions, and would not result in any breach of any restriction imposed by law, the Articles of Incorporation or any agreement to which the Company is a party or by which the Company is bound;

WHEREAS the Board of Directors wishes to deliberate on and to take decisions relating to the following agenda:

1. Acknowledgement that the approval, entering into and/or ratification of the Documents (as defined below) is in the corporate interest of the Company;
2. Approval and/or, as applicable, the ratification of the Documents (as defined below);
3. Approval and/or, as applicable, the ratification of the Ancillary Documents (as defined below);
4. Authorisation of any Director, with full power to appoint any Attorney (as defined below) to approve, give, make, sign, execute and deliver the Documents (as defined below) and the Ancillary Documents (as defined below); and,
5. Miscellaneous.

NOW IT IS RESOLVED:

1. **THAT** it is in the Company's corporate interest that the Company enters into, executes, delivers, performs and approves or, as the case may be, ratifies the following documents, copies or drafts of which have been reviewed by the Directors:

    - the Solicitation Agency Agreement;

- the Solicitation Agent Support Agreement;
- the Process Agent Appointment Letter; and,
- the Consent Solicitation Memorandum;

2. **THAT** copies or drafts of the documents referred to in resolution 1 above (the "**Documents**"), to which the Company is a party, having been reviewed by the Directors, the form, content and term thereof be and are hereby approved and/or, where relevant, ratified, on behalf of the Company subject to such amendments and additions thereto as the Directors should in their absolute discretion and opinion deem appropriate, the signature of any Director or the signature of any Attorney (as defined below) on any of the Documents or Ancillary Documents (as defined below) being due evidence for all purposes of their approval and/or, where relevant, ratification of any such amendment or addition and the final terms thereof on behalf of the Company and that the Documents be valid, conclusive, binding on and enforceable against the Company;
3. **THAT** further all such notes, deeds, agreements, letters, notices, certificates, acknowledgements, instructions, applications and other documents (the "**Ancillary Documents**") as may have been executed or signed and as may be considered necessary or desirable for the purpose of compliance with any condition precedent or the coming into effect of or otherwise giving effect to, consummating or completing by or referred to in all or any of the Documents and all such other acts and things required in connection with the entering into these documents be hereby expressly approved and/or, where relevant, ratified; and,
4. **THAT** any Director, and any attorney-in-fact (the "**Attorney**"), be and are hereby authorized, to approve, give, make, sign (under their signature), execute and deliver the Documents and the Ancillary Documents as may in their opinion and absolute discretion be considered necessary or desirable for the purpose of compliance with any condition precedent or coming into effect of or otherwise giving effect to, consummating or completing by or referred to in the Documents and to do all such other acts and things required in connection with the entering into these documents.

There being no further items to be discussed, the chairperson declared the meeting closed at 11.15 a.m.

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For and on behalf of

IIB LUXEMBOURG S.A.
Société anonyme

....

Name: Mr. Paul VAN BAARLE

Title: Director

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Name: Mr. Robert Jan SCHOL

Title: Director

....

Name: Mr. Jorge PEREZ LOZANO

Title: Director